Exhibit 99.1

EXECUTION VERSION

NEXA RESOURCES S.A.

and

VOTORANTIM METALS CANADA INC.

and

KARMIN EXPLORATION INC.

and

KAR GOLD INC.

ARRANGEMENT AGREEMENT

August 26, 2019

TABLE OF CONTENTS

ARTICLE 1
INTERPRETATION

i

Section 5.3	Responding to an Acquisition Proposal	34
Section 5.4	Right to Match	35
Section 5.5	Breach by Subsidiaries and Representatives	37

ARTICLE 6
CONDITIONS
Section 6.1	Mutual Conditions Precedent	37
Section 6.2	Additional Conditions Precedent to the Obligations of the Purchaser	37
Section 6.3	Additional Conditions Precedent to the Obligations of the Company	38
Section 6.4	Satisfaction of Conditions	39

ARTICLE 7
TERM AND TERMINATION
Section 7.1	Term	39
Section 7.2	Termination	39
Section 7.3	Effect of Termination/Survival	41

ARTICLE 8
GENERAL PROVISIONS
Section 8.1	Amendments	42
Section 8.2	Termination Fees and Expenses	43
Section 8.3	Notices	45
Section 8.4	Time of the Essence	46
Section 8.5	Injunctive Relief	46
Section 8.6	Third Party Beneficiaries	46
Section 8.7	Waiver	46
Section 8.8	Entire Agreement	47
Section 8.9	Successors and Assigns	47
Section 8.10	Severability	47
Section 8.11	Governing Law	47
Section 8.12	Rules of Construction	48
Section 8.13	No Liability	48
Section 8.14	Language	48
Section 8.15	Counterparts	48

schedules
SCHEDULE A	PLAN OF ARRANGEMENT
SCHEDULE B	ARRANGEMENT RESOLUTION
SCHEDULE C	REPRESENTATIONS AND WARRANTIES OF THE COMPANY
SCHEDULE D	REPRESENTATION AND WARRANTIES OF THE PARENT AND THE PURCHASER
SCHEDULE E	FORM OF COMPANY VOTING AND SUPPORT AGREEMENT

ii

ARRANGEMENT AGREEMENT

THIS AGREEMENT is made as of August 26, 2019,

AMONG:

Nexa Resources S.A., a corporation existing under the laws of the Grand Duchy of Luxembourg;

(“Parent”)

- and -

Votorantim Metals Canada Inc., a corporation existing under the laws of Canada;

(the “Purchaser”)

- and -

Karmin Exploration Inc., a corporation existing under the laws of Alberta;

(the “Company”)

- and —

Kar Gold Inc., a corporation existing under the laws of Ontario;

(“Spinco”)

NOW THEREFORE, in consideration of the covenants and agreements herein contained, the Parties agree as follows:

ARTICLE 1
INTERPRETATION

Section 1.1                                   Defined Terms

As used in this Agreement, the following terms have the following meanings:

“ABCA” means the Business Corporations Act (Alberta).

“Acquisition Proposal” means, other than the transactions contemplated by this Agreement, any offer, proposal or inquiry (written or oral) from any Person or group of Persons other than the Purchaser or the Parent (or an affiliate of the Purchaser or the Parent or any Person acting jointly or in concert with the Purchaser or the Parent) received by the Company after the date of this Agreement relating to: (i) any sale, disposition, alliance or joint venture (or any lease, license, long-term supply agreement or other arrangement having the same or similar economic effect as the foregoing), direct or indirect, in a single transaction or a series of related transactions, of or involving assets representing 20% or more of the consolidated assets or contributing 20% or more of the consolidated revenue of the Company and its Subsidiaries or of 20% or more of the voting or equity securities of the Company or any of its Subsidiaries (or rights or interests in such voting or equity securities); (ii) any director or indirect take-over bid, tender offer, exchange offer, treasury issuance of securities, sale of securities or other transaction that, if consummated, would result in such Person or group of Persons beneficially owning 20% or more of any class of voting, equity or other securities of the Company or any of its Subsidiaries (including securities convertible or exercisable or exchangeable for voting, equity or other securities of the Company or any of its Subsidiaries); (iii) any plan of arrangement, merger, amalgamation, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or winding up or exclusive license involving the Company or any of its Subsidiaries; or (iv) any other similar transaction or series of transactions involving the Company or any of its Subsidiaries.

“Affected Securityholders” means, collectively, the Shareholders, the holders of Company Options and the holders of Company Warrants.

“affiliate” has the meaning ascribed thereto in National Instrument 45-106 – Prospectus Exemptions.

“Agreement” means this arrangement agreement.

“Aripuanã Joint Venture” means Mineração Dardanelos Ltda., an incorporated joint venture between the Parent and the Company in respect of the Aripuanã Project.

“Aripuanã Joint Venture Agreement” means the joint venture agreement dated February 3, 2000 governing the Aripuanã Joint Venture, as amended on May 17, 2004, October 30, 2008 and December 30, 2014.

“Aripuanã Project” means the Aripuanã mineral project in Brazil owned by Aripuanã Joint Venture.

“Arrangement” means an arrangement under Section 193 of the ABCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations to the Plan of Arrangement made in accordance with the terms of this Agreement or the Plan of Arrangement or made at the direction of the Court in the Final Order with the prior written consent of the Company and the Purchaser, each acting reasonably.

“Arrangement Resolution” means the special resolution approving the Plan of Arrangement to be considered at the Company Meeting by Shareholders, substantially in the form set out in Schedule B.

“Articles of Arrangement” means the articles of arrangement of the Company in respect of the Arrangement required by the ABCA to be sent to the Registrar after the Final Order is made, which shall include the Plan of Arrangement and a copy of the Final Order and otherwise be in a form and content satisfactory to the Company and the Purchaser, each acting reasonably.

“associate” has the meaning ascribed thereto in the Securities Act (Ontario).

“Authorization” means with respect to any Person, any order, permit, approval, consent, waiver, licence or similar authorization of any Governmental Entity having jurisdiction over the Person.

“Board” means the board of directors of the Company as constituted from time to time.

“Board Recommendation” has the meaning ascribed thereto in Section 2.4(2).

“Brazil GAAP” means Brazilian generally accepted accounting principles as issued by the Accounting Pronouncements Committee and in effect from time to time.

“Breaching Party” has the meaning ascribed thereto in Section 4.8(3).

“Bump Transactions” has the meaning ascribed thereto in Section 4.6(2).

“Business Day” means any day of the year, other than a Saturday, Sunday or any day on which major banks are closed for business in Calgary, Alberta Toronto, Ontario or São Paulo, Brazil.

“BVL” means Bolsa de Valores de Lima.

“Certificate of Arrangement” means the certificate of arrangement or proof of filing to be issued by the Registrar pursuant to subsection 193(11) or subsection 193(12) of the ABCA in respect of the Articles of Arrangement.

“Change in Recommendation” has the meaning ascribed thereto in Section 7.2(1)(d)(ii).

“Closing” has the meaning ascribed thereto in Section 2.7(3).

“Collective Agreements” means all collective bargaining agreements or union agreements applicable to the Company or any of its Subsidiaries and all related documents, including letters or memoranda of understanding, letters of intent and other written communications with bargaining agents for any Company Employee which impose obligations upon the Company or any of its Subsidiaries.

“Company” has the meaning ascribed thereto in the preamble hereto.

“Company Circular” means the notice of the Company Meeting and accompanying management information circular, including all schedules, appendices and exhibits to, and information incorporated by reference in, such management information circular, to be sent to Shareholders in connection with the Company Meeting, as amended, supplemented or otherwise modified from time to time in accordance with the terms of this Agreement.

“Company Disclosure Letter” means the disclosure letter dated the date hereof and all schedules, exhibits and appendices thereto, delivered by the Company to the Parent and the Purchaser with this Agreement.

“Company Employees” means the officers, employees and independent contractors of the Company and its Subsidiaries.

“Company Aripuanã Joint Venture Interest” means the quotas of the Aripuanã Joint Venture held by Mineração Rio Aripuanã Ltda., representing a 30% interest in the Aripuanã Joint Venture.

“Company Excess Assets” means the (i) the shares of VI Mining owned by the Company and the Company’s on-going right to acquire additional shares in VI Mining pursuant to the terms of the VI Mining Agreement; and (ii) any remaining cash on hand of the Company immediately prior to the Effective Time (after paying, satisfying, discharging or otherwise extinguishing all Company Excess Liabilities).

“Company Excess Liabilities” means all liabilities and obligations of the Company that have not been paid, satisfied or discharged by the Effective Date other than Specified Liabilities and the Purchaser Loan, including (i) all outstanding shareholder loans owed by the Company; (ii) all outstanding accounts payable of the Company (including any fees owing to the Company’s directors, officers and advisors); (iii) all liabilities arising out of the ownership or operation of, or otherwise relating to, the Company Excess Assets, whether incurred or arising before or after the Effective Date; and (iv) all liabilities in respect of the Specified Assets which by the terms and conditions thereof were to be paid, discharged, performed or satisfied prior to the Effective Date.

“Company Filings” means all documents publicly filed by or on behalf of the Company on SEDAR since January 1, 2017.

“Company Meeting” means the special meeting of the Shareholders, including any adjournment or postponement thereof in accordance with the terms of this Agreement, to be called and held in accordance with the Interim Order, to consider the Arrangement Resolution.

“Company Options” means the outstanding options to purchase Shares issued pursuant to the Company Stock Option Plan.

“Company Stock Option Plan” means the stock option plan of the Company, dated September 1, 2004, as amended April 11, 2008 and approved by the Shareholders on May 15, 2018, as may be amended from time to time.

“Company Supporting Shareholders” means, collectively, each of Alberto Aurelio Arias Davila, Jesus Alberto Arias Davila, Larry M. Ciccarelli, Robert Ciccarelli, John Iannozzi and Karr Securities Inc. and each director and executive officer of the Company.

“Company Voting and Support Agreements” means the voting agreements (including all amendments thereto) among the Parent, the Purchaser and the Company Supporting Shareholders setting forth the terms and conditions upon which they have agreed, among other things, to vote their Shares in favour of the Arrangement Resolution, substantially in the form set out in Schedule E.

“Company Warrants” means the outstanding common share purchase warrants of the Company.

“Confidentiality Agreement” means the mutual confidentiality and non-disclosure agreement between the Company and the Parent dated as of July 24, 2019.

“Consideration” means US$0.770467 in cash per Share.

“Constating Documents” means articles and notice of articles, articles of incorporation, amalgamation, or continuation, as applicable, by-laws and all amendments to such articles or by-laws.

“Contract” means, with respect to any Person, any agreement, commitment, engagement, contract, franchise, licence, lease, obligation, undertaking (written or oral) or joint venture to which such Person is a party or by which it or any of its Subsidiaries is bound or affected or to which any of its or any of its Subsidiaries’ properties or assets is subject.

“Court” means the Court of Queen’s Bench of Alberta.

“Data Room” means the materials contained in the virtual data room established by the Company and last updated as at 5:00 p.m. on August 21, 2019.

“Depositary” means Computershare Investor Services Inc. or such other Person as the Company may appoint to act as depositary in relation to the Arrangement, with the approval of the Purchaser, acting reasonably.

“Dissent Rights” means the rights of dissent in respect of the Arrangement described in the Plan of Arrangement.

“Effective Date” means the date shown on the Certificate of Arrangement giving effect to the Arrangement.

“Effective Time” has the meaning ascribed thereto in the Plan of Arrangement.

“Employee Plans” means all health, welfare, supplemental unemployment benefit, change of control, bonus, profit sharing, option, stock appreciation, savings, insurance, incentive, incentive compensation, deferred compensation, share purchase, share compensation, disability, pension, vacation, severance or termination pay, retirement or retirement savings plans, supplemental retirement plans, or other employee or director compensation or benefit plans, policies, trusts, funds, agreements or arrangements for the benefit of directors or former directors of the Company or any of its Subsidiaries, Company Employees or former Company Employees, which are maintained, sponsored, contributed to or funded by the Company or any of its Subsidiaries or in respect of which the Company or any of its Subsidiaries has any actual or potential liability, other than plans established pursuant to statute.

“Environmental Laws” means all Laws and agreements with Governmental Entities and all other statutory requirements relating to public health, noise control, pollution, reclamation or the protection of the environment or to the generation, production, installation, use, storage, treatment, transportation, Release or threatened Release of Hazardous Substances, including civil responsibility for acts or omissions with respect to the environment, and all Authorizations issued pursuant to such Laws, agreements or other statutory requirements.

“Fairness Opinion” means the opinion of the Financial Advisor to the effect that, as of the date of this Agreement, the Consideration to be received by the Shareholders is fair, from a financial point of view, to such holders (other than the Parent and the Purchaser and their respective affiliates).

“Final Order” means the final order of the Court in a form acceptable to the Company and the Purchaser, each acting reasonably, approving the Arrangement, as such order may be amended by the Court (with the consent of both the Company and the Purchaser, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both the Company and the Purchaser, each acting reasonably) on appeal.

“Financial Advisor” means CIBC World Markets Inc.

“Governmental Entity” means: (i) any international, multinational, national, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, commissioner, board, bureau, minister, ministry, governor in council, cabinet, agency or instrumentality, domestic or foreign; (ii) any subdivision or authority of any of the above: (iii) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing: or (iv) any stock exchange.

“Hazardous Substances” means any element, waste or other substance, whether natural or artificial and whether consisting of gas, liquid, solid or vapour that is prohibited, listed, defined, judicially interpreted, designated or classified as dangerous, hazardous, radioactive, explosive or toxic or a pollutant or a contaminant under or pursuant to any applicable Environmental Laws, including petroleum and all derivatives thereof or synthetic substitutes therefor and asbestos or asbestos-containing materials or any substance which is deemed under Environmental Laws to be deleterious to natural resources or worker or public health.

“IFRS” means generally accepted accounting principles as set out in the CPA Canada Handbook — Accounting for an entity that prepares its financial statements in accordance with International Financial Reporting Standards, at the relevant time, applied on a consistent basis.

“Intellectual Property” means all intellectual property rights, including any of the following: (i) patents and patent applications; (ii) registered and unregistered trademarks, service marks and trade names, pending trademark and service mark registration applications; (iii) registered and unregistered copyrights, and applications for registration of copyrights; (iv) internet domain names; and (v) trade secrets.

“Interim Order” means the interim order of the Court, providing for, among other things, the calling and holding of the Company Meeting, as such order may be amended by the Court with the consent of the Company and the Purchaser, each acting reasonably.

“Karmin Holdings” means Karmin Holdings Limitada, a corporation existing under the laws of Brazil.

“Karmin Holdings Properties” means those properties identified in Section 24(a) of the Company Disclosure Letter and identified as the Karmin Holdings Properties.

“Law” means, with respect to any Person, any and all applicable law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or other similar requirement, whether domestic or foreign, enacted, adopted, promulgated or applied by a Governmental Entity that is binding upon or applicable to such Person or its business, undertaking, property or securities, and to the extent that they have the force of law, policies, guidelines, notices and protocols of any Governmental Entity, as amended.

“Lien” means any mortgage, charge, pledge, encumbrance, hypothec, security interest, prior claim, encroachments, option, right of first refusal or first offer, occupancy right, covenant, assignment, lien (statutory or otherwise), defect of title, or restriction or adverse right or claim, or other third party interest or encumbrance of any kind, in each case, whether contingent or absolute.

“Matching Period” has the meaning ascribed thereto in Section 5.4(1)(d).

“Material Adverse Effect” means any change, event, occurrence, effect, state of facts or circumstance that, either individually or in the aggregate with other such changes, events, occurrences, effects, state of facts or circumstances (A) could reasonably be expected to prevent or materially delay the consummation of the Arrangement or the transactions contemplated hereby, or (B) is or could reasonably be expected to be material and adverse to the current and future business, operations, results of operations, assets, properties, capitalization, condition (financial or otherwise) or liabilities (contingent or otherwise) of the Company and its Subsidiaries, taken as a whole, except (with respect to clause (B) only) any such change, event, occurrence, effect, state of facts or circumstance resulting from:

(a)                                 the execution, announcement or performance of this Agreement;

(b)                                 global, national or regional political conditions (including, without limitation, withdrawal of the United Kingdom from the European Union, strikes, lockouts, riots or facility takeover for emergency purposes) or in general economic, business, banking, regulatory, currency exchange, interest rate, rates of inflation or market conditions or in national or global financial or capital markets;

(c)                                  any act of terrorism, war or any escalation or worsening acts of war (whether or not declared), armed hostilities, riots, sabotage, insurrection, civil disorder, military conflicts, political instability or other armed conflict, national calamity, crisis or emergency, or any governmental response to any of the foregoing, in each case, whether occurring within or outside of Canada or Brazil;

(d)                                 any natural events or conditions (including any natural disaster or outbreaks of illness);

(e)                                  any change, development or condition affecting the industries or markets in which the Company or any of its Subsidiaries operate;

(f)                                   any fluctuation in commodities prices;

(g)                                  any change or proposed change in any Law or in applicable generally accepted accounting principles, including IFRS or Brazil GAAP, as the case may be;

(h)                                 any change, development or condition affecting the Aripuanã Project (other than any change, development or condition affecting the Aripuana Project that is caused or induced by any action taken (or omitted to be taken) by the Company or its Subsidiaries in connection with the Aripuanã Project);

(i)                                     any matter which has been expressly disclosed by the Company in the Company Disclosure Letter;

(j)                                    any action taken (or omitted to be taken) by the Company or its Subsidiaries which is required to be taken (or omitted to be taken) pursuant to this Agreement; or which is taken with the prior written consent or direction of Purchaser or Parent;

(k)                                 any change in the market price or trading volume of any securities of the Company (it being understood that the causes underlying such change in market price or trading volume may be taken into account in determining whether a Material Adverse Effect has occurred), provided, however, that with respect to clauses (b) through to and including (g), such matters do not have a materially disproportionate effect on the Company and its Subsidiaries, taken as a whole, relative to companies of similar size operating in the industries or markets in which the Company operates (in which case the incremental disproportionate effect may be taken into account in determining whether there has been, or is reasonably expected to be, a Material Adverse Effect), and provided further, however, that unless expressly provided in any particular section of the Agreement, references in certain sections of this Agreement to dollar amounts are not intended to be, and shall be deemed not to be, illustrative or interpretive for the purpose of determining whether a “Material Adverse Effect” has occurred.

“Material Contract” means any Contract: (i) that if terminated or modified or if it ceased to be in effect, could reasonably be expected to have a Material Adverse Effect in respect of the Company; (ii) that is a partnership agreement, limited liability company agreement, joint venture agreement or similar agreement or arrangement, relating to the formation, creation or operation of any partnership, limited liability company or joint venture in which the Company or any of its Subsidiaries is a partner, member or joint venturer (or other participant); (iii) relating directly or indirectly to the guarantee of any liabilities or obligations or to indebtedness for borrowed money or to the lending of any money to another Person; (iv) under which a Person made payments to the Company and its Subsidiaries in excess of $100,000 during the 12-month period ended April 30, 2019; (v) under which the Company and/or its Subsidiaries made payments to any Person in excess of $100,000 during the 12-month period ended April 30, 2019; (vi) restricting the incurrence of indebtedness by the Company or any of its Subsidiaries (including by requiring the granting of an equal and ratable Lien) or the incurrence of any Liens on any properties or assets of the Company or any of its Subsidiaries, or restricting the payment of dividends of the Company; (vii) providing for the purchase, sale or exchange of, or option to purchase, sell or exchange, any property or asset where the purchase or sale price or agreed value or fair market value of such property or asset exceeds $100,000; (viii) that is a Collective Agreement; (ix) that contains express exclusivity or non-solicitation obligations of the Company or any of its subsidiaries; or (x) that limits or restricts in any respect: (A) any business practice of the Company or any of its Subsidiaries; (B) the ability of the Company or any Subsidiary to engage in any line of business or carry on business in any geographic area, or (C) the scope of Persons to whom the Company or any of its Subsidiaries may sell assets, products or inventory to or acquire assets, products or inventory from or deliver services to or contract with for services; (xi) that contemplates an exclusive business relationship with any other Person or right of first offer or refusal or similar rights or terms to any Person; (xii) that gives another Person the right to sell or license a set quantity or volume of products or services to the Company or any of its Subsidiaries or under which the Company or any of its Subsidiaries has provided a most-favoured nation right to another Person or that contains “take or pay” provisions; (xiii) that relates to the acquisition or disposition of any business, any shares or other equity interests of or to any other Person, any assets of or to any other Person or any real property of or to any other Person (whether by amalgamation, arrangement, sale of shares, sale of assets or otherwise) with respect to which there are outstanding obligations; (xiv) with a Governmental Entity; (xv) providing for severance or change of control payments; (xvi) is made out of the Ordinary Course; or (xvii) that is otherwise material to the Company and its Subsidiaries, taken as a whole.

“MI 61-101” means Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions.

“Misrepresentation” has the meaning ascribed thereto under Securities Laws.

“Money Laundering Laws” has the meaning ascribed thereto in Paragraph 34 of Schedule C.

“officer” has the meaning ascribed thereto in the Securities Act (Ontario).

“Ordinary Course” means, with respect to an action taken by the Company or its Subsidiary, that such action is consistent with the past practices of the Company or such Subsidiary, is taken in the ordinary course of the normal day-to-day operations of the business of the Company or such Subsidiary and is not materially adverse to the Company or such Subsidiary.

“Outside Date” means December 20, 2019, or such later date as may be agreed to in writing by the Parties.

“Parent” has the meaning ascribed thereto in the preamble hereto.

“Parties” means, collectively, the Company, the Parent and the Purchaser and “Party” means any one of them.

“Permitted Liens” means, as of any particular time and in respect of any Person, each of the following Liens: (i) Liens for Taxes which are not delinquent or that are being contested in good faith and that have been adequately reserved on the Company’s financial statements; (ii) Liens of contractors, subcontractors, mechanics, materialmen, carriers, workmen, suppliers, warehousemen, repairmen and similar Liens granted or which arise in the Ordinary Course; (iii) Liens arising under or in connection with zoning, building codes and other land use Laws regarding the use or occupancy of such real property or the activities conducted thereon which are imposed by any Governmental Entity; (iv) the right reserved to or vested in any Governmental Entity by any statutory provision or by the terms of any lease, license, franchise, grant, Authorization or permit of the Company or any of its Subsidiaries, to terminate any such lease, license, franchise, grant, Authorization or permit, or to require annual or other payments as a condition of their continuance; (v) easements, rights-of-way, encroachments, restrictions, covenants, conditions and other similar matters that, individually or in the aggregate, do not materially and adversely impact the Company’s and its Subsidiaries’ current or contemplated use, occupancy, utility or value of the applicable real properly; and (vi) Liens listed in Section 1.1 of the Company Disclosure Letter.

“Person” includes any individual, partnership, association, body corporate, organization, trust, estate, trustee, executor, administrator, legal representative, government (including a Governmental Entity), syndicate or other entity, whether or not having legal status.

“Plan of Arrangement” means the plan of arrangement, substantially in the form set out in Schedule A, subject to any amendments or variations to such plan made in accordance with this Agreement and the Plan of Arrangement or made at the direction of the Court in the Final Order with the prior written consent of the Company and the Purchaser, each acting reasonably.

“Purchaser” has the meaning ascribed thereto in the preamble hereto.

“Purchaser Loan” has the meaning ascribed thereto in Section 4.13.

“Registrar” means the Registrar of Corporations duly appointed under section 263 of the ABCA.

“Regulatory Approvals” means any consent, waiver, permit, licence, exemption, review, order, decision or approval of, or any registration or filing with, any Governmental Entity, or the expiry, waiver or termination of any waiting period imposed by Law or by a Governmental Entity, in each case in connection with the Arrangement (including, for greater certainty, in connection with a change of control of the Company or any of its Subsidiaries whether directly or indirectly or in connection with any of the Company’s or its Subsidiaries’ Authorizations).

“Release” has the meaning prescribed in any Environmental Laws and includes any sudden, intermittent or gradual release, spill, leak, pumping, addition, pouring, emission, emptying, discharge, migration, injection, escape, leaching, disposal, dumping, deposit, spraying, burial, abandonment, incineration, seepage, placement or introduction of a Hazardous Substance, whether accidental or intentional, into the environment.

“Representatives” has the meaning ascribed thereto in Section 5.1(1).

“Securities Authority” means the Ontario Securities Commission and any other applicable securities commissions or securities regulatory authority of a province or territory of Canada.

“Securities Laws” means the Securities Act (Ontario) and any other applicable securities Laws of a province or territory of Canada.

“SEDAR” means the System for Electronic Document Analysis and Retrieval.

“Shareholders” means the registered and/or beneficial holders of the Shares, as the context requires.

“Shares” means the common shares in the capital of the Company and includes, for greater certainty, any common shares issued upon the valid exercise of Company Options or Company Warrants.

“Spinco” has the meaning ascribed thereto in the preamble hereto.

“Spinco Shares” means the common shares in the capital of Spinco.

“Spin-Out” means the Transfer of Spin-Out Assets and Liabilities and the dividend of the Spinco Shares to the Shareholders as contemplated by the Plan of Arrangement.

“Specified Assets” means (i) all right, title, interest and benefit in and to the assets of the Company (other than Company Excess Assets) and (ii) all Tax assets of the Company.

“Specified Liabilities” means all of the liabilities and obligations of the Company in respect of the Specified Assets which by the terms and conditions thereof are to be observed, paid, discharged or performed at any time after the Effective Time.

“Spin-Out Transaction Documents” has the meaning ascribed thereto in Section 4.11(1).

“Subsidiary” has the meaning ascribed thereto in the Securities Act (Ontario).

“Superior Proposal” means any unsolicited bona fide written Acquisition Proposal from a Person who is an arm’s length third party of the Company, made after the date of this Agreement, to acquire not less than all of the outstanding Shares or all or substantially all of the assets of the Company on a consolidated basis that: (i) complies with Securities Laws and did not result from or involve a breach of this Agreement or any other agreement between the Person making the Acquisition Proposal and the Company or any of its Subsidiaries; (ii) that is reasonably capable of being completed without undue delay, taking into account all financial, legal, regulatory and other aspects of such proposal and the Person making such proposal; (iii) is not subject to any financing contingency and in respect of which adequate arrangements have been made to ensure that the required funds will be available to effect payment in full for all of the Shares or assets, as the case may be; (iv) that is not subject to a due diligence or access condition; (v) the Board determines, in its good faith judgment, after receiving the advice of its outside legal and financial advisors and after taking into account all the terms and conditions of the Acquisition Proposal, including all legal, financial, regulatory and other aspects of such Acquisition Proposal and the Person making such Acquisition Proposal, would, if consummated in accordance with its terms, but without assuming away the risk of non-completion, result in a transaction which is more favourable, from a financial point of view, to Shareholders than the Arrangement (including any amendments to the terms and conditions of the Arrangement proposed by the Purchaser pursuant to Section 5.4(2)); and (vi) and in the event that the Company does not have financial resources to pay the Termination Fee, the terms of such Acquisition Proposal provide that the person making such Superior Proposal shall advance or otherwise provide the Company the cash required for the Company to pay the Termination Fee and such amount shall be advanced or provided on or before the date such Termination Fee becomes payable.

“Superior Proposal Notice” has the meaning ascribed thereto in Section 5.4(1)(c).

“Tax Act” means the Income Tax Act (Canada).

“Tax Returns” means any and all returns, reports, declarations, elections, notices, forms, designations, filings, and statements (including estimated tax returns and reports, withholding tax returns and reports, and information returns and reports) filed or required to be filed in respect of Taxes.

“Taxes” means: (i) any and all taxes, duties, fees, excises, premiums, assessments, imposts, levies and other charges or assessments of any kind whatsoever imposed by any Governmental Entity, whether computed on a separate, consolidated, unitary, combined or other basis, including those levied on, or measured by, or described with respect to, income, gross receipts, profits, gains, windfalls, capital, capital stock, production, recapture, transfer, land transfer, license, gift, occupation, wealth, environment, net worth, indebtedness, surplus, sales, goods and services, harmonized sales, use, value-added, excise, special assessment, stamp, withholding, business, franchising, real or personal property, health, employee health, payroll, workers’ compensation, employment or unemployment, severance, social services, social security, education, utility, surtaxes, customs, import or export, and including all license and registration fees and all employment insurance, health insurance and government pension plan premiums or contributions; (ii) all interest, penalties, fines, additions to tax or other additional amounts imposed by any Governmental Entity on or in respect of amounts of the type described in clause (i) above or this clause (ii); (iii) any liability for the payment of any amounts of the type described in clauses (i) or (ii) as a result of being a member of an affiliated, consolidated, combined or unitary group for any period; and (iv) any liability for the payment of any amounts of the type described in clauses (i) or (ii) as a result of any express or implied obligation to indemnify any other Person or as a result of being a transferee or successor in interest to any party.

“Terminating Party” has the meaning ascribed thereto in Section 4.8(3).

“Termination Fee” has the meaning ascribed thereto in Section 8.2(2).

“Termination Fee Event” has the meaning ascribed thereto in Section 8.2(2).

“Termination Notice” has the meaning ascribed thereto in Section 4.8(3).

“Third Party Beneficiaries” has the meaning ascribed thereto in Section 8.6(1).

“Transfer of Spin-Out Assets and Liabilities” means the transfer of Company Excess Assets to, and the assumption of Company Excess Liabilities by, Spinco.

“TSXV” means the TSX Venture Exchange.

“VI Mining” means VI Mining PLC, a company existing pursuant to the laws of England Wales.

“VI Mining Agreement” means the agreement of purchase and sale between, among others, the Company and VI Mining dated July 26, 2018, as amended on January 15, 2019.

“wilful breach” of any representation, warranty or covenant by a Party means that, as applicable, a senior officer of the applicable Party (i) as to a representation or warranty herein, had actual knowledge that a representation or warranty of the Party to which he or she served as a senior officer was materially false when made or (ii) as to a covenant herein, directed or allowed the Party to take an action, fail to take action or permit an action to be taken or occur that he or she knew at such time constituted a material breach of a covenant herein by such Party.

Section 1.2            Certain Rules of Interpretation

In this Agreement, unless otherwise specified:

(a)                                 Headings, etc. The provision of a Table of Contents, the division of this Agreement into Articles and Sections and the insertion of headings are for convenient reference only and do not affect the construction or interpretation of this Agreement;

(b)                                 Currency. All references to dollars or to “$” are references to Canadian dollars and all references to U.S. dollars or to “US$” are references to United States dollars, unless specified otherwise;

(c)                                  Gender and Number. Any reference to gender includes all genders. Words importing the singular number only include the plural and vice versa;

(d)                                 Certain Phrases, etc. The words (i) “including”, “includes” and “include” mean “including (or includes or include) without limitation,” (ii) “the aggregate of”, “the total of”, “the sum of”, or a phrase of similar meaning means “the aggregate (or total or sum), without duplication, of”, and (iii) unless stated otherwise,  “Article”, “Section”, and “Schedule” followed by a number or letter mean and refer to the specified Article or Section of or Schedule to this Agreement. The term “Agreement” and any reference in this Agreement to this Agreement or any other agreement or document includes, and is a reference to, this Agreement or such other agreement or document as it may have been, or may from time to time be, amended, restated, replaced, supplemented or novated and includes all schedules to it. The term “made available” means: copies of the subject materials were included in the Data Room or otherwise provided in writing in the manner expressly set forth in the Company Disclosure Letter;

(e)                                  Capitalized Terms. All defined terms used in any Schedule or in the Company Disclosure Letter have the meanings ascribed to them in this Agreement;

(f)                                   Knowledge.  Where any representation or warranty is expressly qualified by reference to the knowledge of the Company, it is deemed to refer to the knowledge of David W. Brace (Chief Executive Officer) and John A. Iannozzi (Chief Financial Officer) of the Company, after due and diligent inquiry;

(g)                                  Accounting Terms. All accounting terms are to be interpreted in accordance with IFRS or Brazil GAAP, as the case may be, and all determinations of an accounting nature in respect of the Company required to be made shall be made in a manner consistent with IFRS or Brazil GAAP, with respect to the Subsidiaries;

(h)                                 Statutes. Any reference to a statute refers to such statute and all rules, resolutions and regulations made under it, as it or they may have been or may from time to time be amended or re-enacted, unless stated otherwise;

(i)                                     Computation of Time. A period of time is to be computed as beginning on the day following the event that began the period and ending at 4:30 p.m. on the last day of the period, if the last day of the period is a Business Day, or at 4:30 p.m. on the next Business Day if the last day of the period is not a Business Day. If the date on which any action is required or permitted to be taken under this Agreement by a Person is not a Business Day, such action shall be required or permitted to be taken on the next succeeding day which is a Business Day;

(j)                                    Time References. References to time are to local time, Toronto, Ontario, Canada; and

(k)                                 Schedules. The schedules attached to this Agreement and the Company Disclosure Letter form an integral part of this Agreement for all purposes of it.

ARTICLE 2
THE ARRANGEMENT

Section 2.1            Arrangement

The Company and the Purchaser agree that the Arrangement will be implemented in accordance with and subject to the terms and conditions of this Agreement and the Plan of Arrangement.

Section 2.2            Interim Order

As soon as reasonably practicable after the date of this Agreement (but in any event at a time so as to permit the Company Meeting to be held on or before the date specified in Section 2.3(a)), the Company shall apply in a manner reasonably acceptable to the Purchaser pursuant to Section 193 of the ABCA and, in cooperation with the Purchaser, prepare, file and diligently pursue an application for the Interim Order, which must provide, among other things:

(a)                                 for the classes of persons to whom notice is to be provided in respect of the Arrangement and the Company Meeting and for the manner in which such notice is to be provided;

(b)                                 that the required level of approval for the Arrangement Resolution shall be:

(i)                                     66 2/3% of the votes cast on the Arrangement Resolution by Shareholders present in person or represented by proxy and entitled to vote at the Company Meeting; and

(ii)                                  if required, a majority of the votes attached to Shares held by Shareholders present in person or represented by proxy and entitled to vote at the Company Meeting excluding for this purpose votes attached to Shares held by persons described in items (a) through (d) of Section 8.1(2) of MI 61-101;

(c)                                  that, in all other respects, the terms, restrictions and conditions of the Company’s Constating Documents, including quorum requirements and all other matters, shall apply in respect of the Company Meeting;

(d)                                 for the grant of Dissent Rights to those Shareholders who are registered Shareholders as contemplated in the Plan of Arrangement;

(e)                                  for the notice requirements with respect to the presentation of the application to the Court for the Final Order;

(f)                                   that the Company Meeting may be adjourned or postponed from time to time by the Company in accordance with the terms of this Agreement without the need for additional approval of the Court;

(g)                                  confirmation of the record date for the purposes of determining the Shareholders entitled to notice of and to vote at the Company Meeting in accordance with the Interim Order;

(h)                                 that the record date for the Shareholders entitled to notice of and to vote at the Company Meeting will not change in respect of any adjournment(s) of the Company Meeting, unless required by Securities Laws; and

(i)                                     for such other matters as the Purchaser may reasonably require, subject to obtaining the prior consent of the Company, such consent not to be unreasonably withheld or delayed.

Section 2.3            The Company Meeting

The Company shall:

(a)                                 convene and conduct the Company Meeting in accordance with the Interim Order, the Company’s Constating Documents and Law on or before October 18, 2019, and not adjourn, postpone or cancel (or propose the adjournment, postponement or cancellation of) the Company Meeting without the prior written consent of the Purchaser: (i) except as required or permitted under Section 4.8(3) or Section 5.4(5); and (ii) in the case of adjournment, as required for quorum purposes (in which case, the Company Meeting shall be adjourned and not cancelled);

(b)                                 subject to the terms of this Agreement, solicit proxies in favour of the approval of the Arrangement Resolution and against any resolution submitted by any Person that is inconsistent with the Arrangement Resolution and the completion of any of the transactions contemplated by this Agreement, including, if so requested by the Purchaser, using proxy solicitation services firms and cooperating with any Persons engaged by the Purchaser to solicit proxies in favour of the approval of the Arrangement Resolution;

(c)                                  provide the Purchaser with copies of or access to information regarding the Company Meeting generated by any transfer agent, dealer or proxy solicitation services firm, as may be reasonably requested from time to time by the Purchaser;

(d)                                 permit the Purchaser to, on behalf of the management of the Company, directly or through a soliciting dealer, actively solicit proxies in favour of the Arrangement on behalf of management of the Company in compliance with Law and disclose in the Company Circular that the Purchaser may make such solicitations;

(e)                                  consult with the Purchaser in fixing the record date for the Company Meeting and the date of the Company Meeting, give notice to the Purchaser of the Company Meeting and allow the Purchaser’s representatives and legal counsel to attend the Company Meeting;

(f)                                   promptly advise the Purchaser, at such times as the Purchaser may reasonably request and at least on a daily basis on each of the last ten (10) Business Days prior to the date of the Company Meeting, as to the aggregate tally of the proxies received by the Company in respect of the Arrangement Resolution;

(g)                                  promptly advise the Purchaser of any communication (written or oral) from or claims brought by (or threatened to be brought by) any Person in opposition to the Arrangement, written notice of dissent, and any purported exercise or withdrawal of Dissent Rights by Shareholders, and provide the Purchaser with an opportunity to review and comment upon any written communications sent by or on behalf of the Company to any such Person and to participate in any discussions, negotiations or proceedings involving any such Person;

(h)                                 not make any payment or settlement offer, or agree to any payment or settlement prior to the Effective Time with respect to any claims regarding the Arrangement or Dissent Rights without the prior written consent of the Purchaser; and

(i)                                     not change the record date for the Shareholders entitled to vote at the Company Meeting in connection with any adjournment or postponement of the Company Meeting unless required by Law.

Section 2.4            The Company Circular

(1)                                 The Company shall as promptly as reasonably practicable prepare and complete, in consultation with the Purchaser, the Company Circular together with any other documents required by Law in connection with the Company Meeting and the Arrangement, and the Company shall, promptly after obtaining the Interim Order, cause the Company Circular and such other documents to be filed and sent to each Shareholder and other Persons as required by the Interim Order and Law, in each case so as to permit the Company Meeting to be held by the date specified in Section 2.3(a).

(2)                                 The Company shall ensure that the Company Circular complies in all material respects with Law, does not at the time of the mailing contain any Misrepresentation (other than written information provided by the Parent or the Purchaser) and provides the Shareholders with sufficient information to permit them to form a reasoned judgement concerning the matters to be placed before the Company Meeting. Without limiting the generality of the foregoing, the Company Circular must include: (i) a copy of the Fairness Opinion; (ii) a statement that the Board has received the Fairness Opinion, and has unanimously determined, after receiving legal and financial advice: (A) that the Arrangement is fair to the Shareholders; (B) the Arrangement and the entering into of this Agreement is in the best interests of the Company; and (C) that the Board unanimously recommends that Shareholders vote in favour of the Arrangement Resolution (collectively, the “Board Recommendation”); and (iii) a statement that the Company Supporting Shareholders have entered into the Company Voting and Support Agreements pursuant to which they intend to vote all of their Shares in favour of the Arrangement Resolution and against any resolution submitted by any Shareholder that is inconsistent with, and which cannot be terminated in the event of a Superior Proposal.

(3)                                 The Company shall give the Purchaser and its legal counsel a reasonable opportunity to review and comment on drafts of the Company Circular and other related documents, and shall give reasonable consideration to any comments made by the Purchaser and its counsel, and agrees that all information relating solely to the Purchaser or the Parent for inclusion in the Company Circular and any information describing the terms of the Arrangement and/or the Plan of Arrangement must be in a form and content satisfactory to the Purchaser, acting reasonably. The Company shall provide the Purchaser with a final copy of the Company Circular prior to its mailing to the Shareholders.

(4)                                 The Purchaser shall provide to the Company in writing all necessary information concerning the Purchaser, Parent and each of its affiliates that is required by Law to be included by the Company in the Company Circular or other related documents as required in writing by the Company, and shall ensure that such information does not contain any Misrepresentation.

(5)                                 Each Party shall promptly notify the other Party if it becomes aware that the Company Circular contains a Misrepresentation, or otherwise requires an amendment or supplement. The Parties shall co-operate in the preparation of any such amendment or supplement as required or appropriate, and the Company shall promptly mail, file or otherwise publicly disseminate any such amendment or supplement to the Shareholders and, if required by the Court or by Law, file the same with the Securities Authorities or any other Governmental Entity.

Section 2.5            Final Order

If the Interim Order is obtained and the Arrangement Resolution is passed at the Company Meeting as provided for in the Interim Order and as required by applicable Law, and subject to the terms of this Agreement, the Company shall take all steps necessary or desirable to submit the Arrangement to the Court and diligently pursue an application for the Final Order pursuant to Section 193 of the ABCA, as soon as reasonably practicable, but in any event not later than three (3) Business Days after the Arrangement Resolution is passed at the Company Meeting.

Section 2.6            Court Proceedings

In connection with all Court proceedings relating to obtaining the Interim Order and the Final Order, the Company shall:

(a)                                 diligently pursue, and cooperate with the Purchaser in diligently pursuing, the Interim Order and the Final Order;

(b)                                 provide the Purchaser and its legal counsel with reasonable opportunity to review and comment upon drafts of all materials to be filed with the Court in connection with the Arrangement, and give reasonable consideration to all such comments;

(c)                                  ensure that all material filed with the Court in connection with the Arrangement is consistent with the terms of this Agreement and the Plan of Arrangement;

(d)                                 not file any material with the Court in connection with the Arrangement or serve any such material, or agree to modify or amend any material so filed or served, except as contemplated by this Agreement or with the Purchaser’s prior written consent, provided the Purchaser is not required to agree or consent to any increase in the Consideration or other modification or amendment to such filed or served materials that expands or increases the Purchaser’s obligations, or diminishes or limits the Purchaser’s rights, set forth in any such filed or served materials or under this Agreement;

(e)                                  oppose any proposal from any Person that the Final Order contain any provision inconsistent with this Agreement, and if required by the terms of the Final Order or by Law to return to Court with respect to the Final Order, do so only after notice to, and in consultation and cooperation with, the Purchaser;

(f)                                   not object to legal counsel to the Purchaser making such submissions on the hearing of the motion for the Interim Order and application for the Final Order as such counsel considers appropriate, acting reasonably; and

(g)                                  provide legal counsel to the Purchaser with copies of any notice of appearance, evidence or other documents served on the Company or its legal counsel in respect of the application for the Interim Order or the Final Order or any appeal therefrom, and any notice, written or oral, indicating the intention of any Person to appeal, or oppose the granting of, the Interim Order or Final Order.

Section 2.7            Articles of Arrangement and Effective Date

(1)                                 The Articles of Arrangement shall implement the Plan of Arrangement. The Articles of Arrangement shall include the Plan of Arrangement, as it may be amended as provided for in this Agreement.

(2)                                 The Company shall amend the Plan of Arrangement from time to time at the reasonable request of the Purchaser, provided that no such amendment is inconsistent with the Interim Order or the Final Order or is prejudicial to the Company or the Shareholders.

(3)                                 Unless another time or date is agreed to in writing by the Parties, the completion of the Arrangement (the “Closing”) will take place on the third Business Day after the satisfaction, or where not prohibited, the waiver by the applicable Party or Parties in whose favour the condition is, of the conditions set out in Article 6 (excluding conditions that, by their terms, are to be satisfied on the Effective Date, but subject to the satisfaction, or where not prohibited, the waiver by the applicable Party or Parties in whose favour the condition is, of those conditions as of the Effective Date), at the offices of Stikeman Elliott LLP, in Toronto, Ontario, at 9:00 a.m. (Toronto time), or at such other location and time as may be agreed upon by the Parties. The Company shall send the Articles of Arrangement, the Final Order and such other documents as may be required to give effect to the Arrangement to the Registrar on the day of Closing.

Section 2.8            Payment of Consideration

The Parent and the Purchaser shall, by no later than the Closing and in any event prior to the sending by the Company of the Articles of Arrangement to the Registrar in accordance with Section 2.7(3), deposit in escrow with the Depositary (the terms and conditions of such escrow to be satisfactory to the Company and the Purchaser, acting reasonably) sufficient funds to satisfy the aggregate Consideration payable to Shareholders pursuant to the Plan of Arrangement.

Section 2.9            Adjustment to Consideration

If, on or after the date of this Agreement, the Company sets a record date for any dividend or other distribution on the Shares that is prior to the Effective Date (other than, for greater certainty, in connection with the Spin-Out), then: (i) to the extent that the amount of such dividends or distributions per Share does not exceed the Consideration, the Consideration shall be reduced by the amount of such dividends or distributions; and (ii) to the extent that the amount of such dividends or distributions per Share exceeds the Consideration, such excess amount shall be placed in escrow for the account of the Purchaser or another Person designated by the Purchaser.

Section 2.10         Withholding Taxes

The Purchaser, the Company and the Depositary, as applicable, shall be entitled to deduct and withhold from any amount otherwise payable or deliverable to any Affected Securityholders such amounts as the Purchaser, the Company or the Depositary, as applicable, are required to deduct and withhold, or reasonably believe to be required to deduct and withhold, from such amount otherwise payable or deliverable under any provision of any Laws in respect of Taxes. Any such amounts will be deducted, withheld and remitted from the amount otherwise payable or deliverable pursuant to the Plan of Arrangement or this Agreement. To the extent any such amounts are so deducted, withheld and remitted, such amounts shall be treated for all purposes under the Plan of Arrangement or this Agreement as having been paid to the Person in respect of which such deduction, withholding and remittance was made; provided that such deducted and withheld amounts are actually remitted to the appropriate Governmental Entity.

Section 2.11         List of Shareholders

At the reasonable request of the Purchaser from time to time, and in compliance with applicable Laws, the Company shall, as soon as reasonably practicable, provide the Purchaser with a list (in both written and electronic form) of (i) the registered Shareholders, together with their addresses and respective holdings of Shares, (ii) the names and addresses and holdings of all Persons having rights issued by the Company to acquire Shares (including holders of Company Options and Company Warrants), and (iii) participants and book-based nominee registrants such as CDS & Co., CEDE & Co. and DTC, and non-objecting beneficial owners of Shares and Company Warrants, together with their addresses and respective holdings of Shares and/or Company Warrants, as applicable, in each case, all as of a date that is as close as reasonably practicable prior to the date of delivery of such lists. The Company shall from time to time require that its registrar and transfer agent furnish the Purchaser with such additional information, including updated or additional lists of Shareholders, holders of Company Warrants and lists of holdings and other assistance as the Purchaser may reasonably request.

Section 2.12         Company Options and Company Warrants

The Parties acknowledge and agree that all Company Options and Company Warrants that are not exercised prior to the Effective Time shall be treated in accordance with the provisions of the Plan of Arrangement and the Company shall take all such steps as may be necessary or desirable to give effect to the foregoing.

Section 2.13         Guarantee

The Parent hereby absolutely and unconditionally guarantees, as principal and not as surety, but subject to the following sentence, the performance (and, where applicable, payment) by the Purchaser (and its successors and permitted assigns) of each of its obligations and liabilities under this Agreement, as the same may be amended, changed, replaced, settled, compromised or otherwise modified from time to time, and irrespective of any bankruptcy, insolvency, dissolution, winding-up, termination of the existence of or other matter whatsoever respecting the Purchaser or any successor or permitted assignee. The obligations of the Parent hereunder are subject to the terms of this Agreement (including Article 6 hereof).

ARTICLE 3
REPRESENTATIONS AND WARRANTIES

Section 3.1            Representations and Warranties of the Company

(1)                                 Except as set forth in the correspondingly numbered section of the Company Disclosure Letter, the Company represents and warrants to the Parent and the Purchaser as set forth in Schedule C and acknowledges and agrees that each of the Parent and the Purchaser is relying upon such representations and warranties in connection with the entering into of this Agreement. Notwithstanding the foregoing or any representation or warranty contained in Schedule C, Parent and Purchaser acknowledge and agree that, except as set out in Section 4.12, no representations, warranties or covenants are being given by the Company or any Subsidiary in respect of or in relation to the Karmin Holdings Properties.

(2)                                 The representations and warranties of the Company contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms.

Section 3.2            Representations and Warranties of the Parent and the Purchaser

(1)                                 Each of the Parent and the Purchaser represent and warrant to the Company as set forth in Schedule D and acknowledges and agrees that the Company is relying upon such representations and warranties in connection with the entering into of this Agreement.

(2)                                 The representations and warranties of each of the Parent and the Purchaser contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms.

ARTICLE 4
COVENANTS

Section 4.1            Conduct of Business of the Company

(1)                                 The Company covenants and agrees that, during the period from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, except: (i) with the prior written consent of the Purchaser; (ii) as required or permitted by this Agreement; (iii) as required by Law; or (iv) as expressly contemplated by the Company Disclosure Letter, the Company shall, and shall cause each of its Subsidiaries to, conduct its business in the Ordinary Course and in accordance with Laws and Authorizations, and the Company shall use commercially reasonable efforts to maintain and preserve its and its Subsidiaries’ business organization, assets, properties, Authorizations, employees, goodwill and business relationships it currently maintains with customers, suppliers, partners and other Persons with which the Company or any of its Subsidiaries has business relations.

(2)                                 Without limiting the generality of Section 4.1(1), the Company covenants and agrees that, during the period from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, except: (i) with the prior written consent of the Purchaser; (ii) as required or permitted by this Agreement (including the Transfer of Spin-Out Assets and Liabilities); (iii) as required by Law; or (iv) as expressly contemplated by the Company Disclosure Letter, the Company shall not, and shall not permit any of its Subsidiaries to, directly or indirectly:

(a)                                 amend its Constating Documents or, in the case of any Subsidiary which is not a corporation, its similar organizational documents;

(b)                                 split, combine or reclassify any shares of the Company or of any Subsidiary or amend any term of any outstanding debt security;

(c)                                  redeem, repurchase, or otherwise acquire or offer to redeem, repurchase or otherwise acquire any shares of capital stock of the Company or any of its Subsidiaries;

(d)                                 issue, grant, deliver, sell, pledge or otherwise encumber, or authorize the issuance, grant, delivery, sale, pledge or other encumbrance of any shares of capital stock or other equity or voting interests, including the capital stock of its

Subsidiaries, or any options, warrants or similar rights exercisable or exchangeable for or convertible into such capital stock or other equity or voting interests, or other rights that are linked to the price or the value of Shares, except for the issuance of Shares issuable upon the exercise of the currently outstanding Company Options and Company Warrants;

(e)                                  amend the terms of any of its securities;

(f)                                   acquire (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, in one transaction or in a series of related transactions, any assets, securities, properties, interests or businesses or make any investment either by the purchase of securities, contribution of capital, property transfer, or purchase of any other property or assets of any other Person, or acquire any license rights, other than pursuant to a Contract in existence on the date hereof (as disclosed in Section 4.1(f) of the Company Disclosure Letter);

(g)                                  sell, lease, transfer, license, mortgage, or otherwise dispose of, directly or indirectly, in one transaction or in a series of related transactions, any of the Company’s or its Subsidiaries assets which have a value greater than $100,000 in the aggregate;

(h)                                 enter into any joint venture, partnership or similar agreement, arrangement or relationship;

(i)                                     make any capital expenditure or commitment to do so which individually or in the aggregate exceeds $100,000;

(j)                                    make any loan or advance to, or any capital contribution or investment in, or assume, guarantee or otherwise become liable with respect to the liabilities or obligations of, any Person;

(k)                                 reduce the stated capital of any of its securities;

(l)                                     reorganize, amalgamate or merge the Company or any Subsidiary or adopt a plan of liquidation or resolutions providing for the liquidation or dissolution of the Company or any of its Subsidiaries;

(m)                             grant any Lien (other than Permitted Liens) on any assets of the Company or its Subsidiaries;

(n)                                 (A) make or rescind any material Tax election, amend, in any manner adverse to the Company, any Tax Return, settle or compromise any material liability for Taxes or change or revoke any of its methods of Tax accounting, or (B) take any action with respect to the computation of Taxes or the preparation of Tax Returns that is in any material respect inconsistent with past practice;

(o)                                 except for the Purchaser Loan, prepay any long-term indebtedness before its scheduled maturity or increase, create, incur, assume or otherwise become liable, in one transaction or in a series of related transactions, with respect to any indebtedness for borrowed money or guarantees thereof other than in connection with advances under the Company’s or any Subsidiary’s existing credit facilities in the Ordinary Course;

(p)                                 make any change in the Company’s or any Subsidiary’s accounting principles, except as required by concurrent changes in IFRS or Brazil GAAP;

(q)                                 grant any general increase in the rate of wages, salaries, bonuses or other remuneration of any Company Employees or accelerate the vesting of any Company Options;

(r)                                    except as required by Law: (i) increase any compensation, bonus levels, benefits, severance, change of control or, termination or other pay or benefits payable (or improvements to notice or pay in lieu of notice) to (or amend any existing arrangement with) any current or former Company Employee or any current or former director of the Company or any of its Subsidiaries; (ii) increase the benefits payable under any existing severance or termination pay policies with any current or former Company Employee or any current or former director of the Company or any of its Subsidiaries; (iii) increase the benefits payable under any employment agreements with any current or former Company Employee or any current or former director of the Company or any of its Subsidiaries; (iv) enter into any employment, deferred compensation or other similar agreement (or amend any such existing agreement) with any current or former Company Employee or any current or former director of the Company or any of its Subsidiaries;

(s)                                   adopt any new Employee Plan or amendment or modification of an existing Employee Plan; (i) increase, or agree to increase any funding obligation or accelerate, or agree to accelerate, the timing of any fund in contribution under any Employee Plan; (ii) grant any equity, equity-based or similar awards; (iii) hire or employ any new officer or executive of the Company or any of its Subsidiary or (iv) reduce the Company’s or Subsidiaries’ work force except in the Ordinary Course;

(t)                                    enter into any agreement or arrangement that limits or otherwise restricts the Company, any of its Subsidiaries or any of their successors, or that would, after the Effective Time, limit or otherwise restrict the Company, any of its Subsidiaries or any of their affiliates from engaging in any line of business or carrying on business in any geographic area or the scope of Persons to whom any such Persons may sell products to or acquire products from or deliver services to or contract with for services;

(u)                                 enter into or amend any Contract with any broker, finder or investment banker, including any amendment of any of the Contracts listed in Section 39 of the Company Disclosure Letter;

(v)                                 commence, waive, release, assign, settle or compromise any material claims or rights of the Company or its Subsidiaries;

(w)                               compromise or settle any litigation, proceedings or governmental investigations in excess of an amount of $100,000 or which would reasonably be expected to impede, prevent or delay the consummation of the transactions contemplated by this Agreement;

(x)                                 amend or modify, or terminate or waive any right under, any Material Contract or, except for the Purchaser Loan, enter into any contract or agreement that would be a Material Contract if in effect on the date hereof;

(y)                                 except as contemplated in Section 4.9, amend, modify, terminate, cancel or let lapse (including by failing to pay any premiums or amounts due thereunder) any material insurance (or re-insurance) policy of the Company or any Subsidiary in effect on the date of this Agreement;

(z)                                  abandon or fail to diligently pursue any application for any material Authorizations, leases, permits or registrations;

(aa)                          take any action or fail to take any action which action or failure to act would result in the loss, expiration or surrender of, or the loss of any material benefit under, or reasonably be expected to cause any Governmental Entity to institute proceedings for the suspension, revocation or limitation of rights under, any Authorizations necessary to conduct the Company’s and/or the Subsidiaries’ businesses as now conducted or as proposed to be conducted, or fail to prosecute with commercially reasonable due diligence any pending applications to any Governmental Entities for any Authorizations;

(bb)                          grant or commit to grant an exclusive licence or otherwise transfer any Intellectual Property or exclusive rights in or in respect thereto that is material to the Company and/or its Subsidiaries taken as a whole, other than in the Ordinary Course or to wholly-owned Subsidiaries;

(cc)                            materially change its business strategy or enter into any new line of business; or

(dd)                          enter into any transaction or take any action that could reasonably be expected to have the effect of materially reducing or eliminating the amount of the Tax cost “bump” pursuant to paragraphs 88(1)(c) and 88(1)(d) of the Tax Act in respect of the securities of any affiliates or Subsidiaries and other non-depreciable capital property owned by the Company or any of its Subsidiaries on the date hereof, upon an amalgamation or winding up of the Company or any of its Subsidiaries (or any of their respective successors);

(ee)                            make an “investment” (within the meaning of subsection 212.3(10) of the Tax Act) in any corporation that is not resident in Canada for purposes of the Tax Act; or

(ff)                              authorize, agree, resolve or otherwise commit, whether or not in writing, directly or indirectly, to do any of the foregoing.

Nothing contained in this Agreement will give the Parent or the Purchaser, directly or indirectly, the right to direct or control the Company’s business and operations prior to the Effective Date. Prior to the Effective Date, the Company will exercise, consistent with the terms of this Agreement, complete control and supervision over its business and operations. Nothing in this Agreement, including any of the restrictions set forth herein, will be interpreted in such a way as to place any Party in violation of applicable Law.

Section 4.2            Covenants of the Company Relating to the Arrangement

(1)                                 Subject to Section 4.4 hereto, which shall govern in relation to Regulatory Approvals, the Company shall perform, and shall cause its Subsidiaries to perform, all obligations required or desirable to be performed by the Company or any of its Subsidiaries under this Agreement, co-operate with the Purchaser in connection therewith, and do all such other acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated by this Agreement and, without limiting the generality of the foregoing, the Company shall and, where appropriate, shall cause each of its Subsidiaries to:

(a)                                 use all commercially reasonable efforts to satisfy, or cause the satisfaction of, all conditions precedent in this Agreement and take all steps set forth in the Interim Order and Final Order applicable to it and comply promptly with all requirements imposed by Law on it or its Subsidiaries with respect to this Agreement or the Arrangement;

(b)                                 use all commercially reasonable efforts to obtain, maintain or provide, as applicable, as soon as practicable following execution of this Agreement, all third party or other consents, waivers, notices, permits, exemptions, orders, approvals, agreements, amendments or confirmations that are (i) necessary or desirable to be obtained under the Material Contracts or Authorizations in connection with the Arrangement or this Agreement, or (ii) required in order to maintain the Material Contracts or Authorizations in full force and effect following completion of the Arrangement, in each case, on terms that are reasonably satisfactory to the Purchaser, and without paying, and without committing itself or the Purchaser to pay, any consideration or incurring any liability or obligation without the prior written consent of the Purchaser;

(c)                                  use all commercially reasonable efforts to effect all necessary registrations, filings and submissions of information required by Governmental Entities from the Company and its Subsidiaries relating to the Arrangement;

(d)                                 use all commercially reasonable efforts to, upon reasonable consultation with the Purchaser, oppose, lift or rescind any injunction, restraining or other order, decree or ruling seeking to restrain, enjoin or otherwise prohibit or delay or otherwise adversely affect the consummation of the Arrangement and defend, or cause to be defended, any proceedings to which it is a party or brought against it or its directors or officers challenging the Arrangement or this Agreement; and

(e)                                  not take any action, or refrain from taking any commercially reasonable action, or permitting any action to be taken or not taken, which would reasonably be expected to prevent, materially delay or otherwise impede the consummation of the Arrangement or the transactions contemplated by this Agreement.

(2)                                 The Company shall promptly notify the Purchaser in writing of:

(a)                                 any Material Adverse Effect or any fact or circumstance that may be reasonably expected to cause a Material Adverse Effect;

(b)                                 any notice or other communication from any Person to the effect that such Person is terminating or otherwise materially adversely modifying its relationship with the Company or any of its Subsidiaries as a result of this Agreement or the Arrangement;

(c)                                  any notice or other communication from any Governmental Entity in connection with this Agreement, the Arrangement, any Authorization or Regulatory Approval (and the Company shall contemporaneously provide a copy of any such notice or communication to the Purchaser); or

(d)                                 any filings, actions, suits, claims, investigations or proceedings commenced or, to its knowledge, threatened against, relating to or involving or otherwise affecting the Company or any of its Subsidiaries or that relate to this Agreement or the Arrangement.

Section 4.3            Covenants of the Parent and the Purchaser Relating to the Arrangement

(1)                                 Subject to Section 4.4 hereto, which shall govern in relation to Regulatory Approvals, the Parent and the Purchaser shall perform all obligations required to be performed by them under this Agreement, co-operate with the Company in connection therewith, and do all such other acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated by this Agreement and, without limiting the generality of the foregoing, the Parent and the Purchaser shall, and shall cause each of their respective affiliates to:

(a)                                 use all commercially reasonable efforts to satisfy, or cause the satisfaction of, all conditions precedent in this Agreement and take all steps set forth in the Interim Order and Final Order applicable to them and comply promptly with all requirements imposed by Law on them with respect to this Agreement or the Arrangement;

(b)                                 use all commercially reasonable efforts to effect all necessary registrations, filings and submissions of information required by Governmental Entities from them relating to the Arrangement;

(c)                                  use all commercially reasonable efforts, upon reasonable consultation with the Company, to oppose, lift or rescind any injunction, restraining or other order, decree or ruling seeking to restrain, enjoin or otherwise prohibit or delay or otherwise adversely affect the consummation of the Arrangement and defend, or cause to be defended, any proceedings to which they are a party or brought against them or their directors or officers challenging the Arrangement or this Agreement; and

(d)                                 not take any action, or refrain from taking any commercially reasonable action, or permitting any action to be taken or not taken, which would reasonably be expected to prevent, materially delay or otherwise impede the consummation of the Arrangement or the transactions contemplated by this Agreement.

(2)                                 The Purchaser shall promptly notify the Company in writing of any material filings, actions, suits, claims, investigations or proceedings commenced or, to its knowledge, threatened against, relating to or involving the Purchaser or the Parent or any of their Subsidiaries, as applicable, that relate to this Agreement or the Arrangement.

Section 4.4            Regulatory Approvals

(1)                                 Notwithstanding any other provision of this Agreement, each of the Parent and the Purchaser shall, and shall cause each of their respective affiliates to, use its commercially reasonable efforts to promptly and expeditiously take all steps in order to permit the Closing to occur at the earliest possible date and in any event prior to the Outside Date and to obtain the Regulatory Approvals at the earliest possible date.

(2)                                 The Purchaser, the Parent and the Company will exchange advance drafts of all submissions, material correspondence (including emails), filings, notifications, presentations, applications, undertakings and other material documents made or submitted to or filed with any Governmental Entity in respect of this Agreement or the Arrangement, will consider in good faith and incorporate any reasonable suggestions made by the other Parties and their counsel and will provide the other Parties and its counsel with final copies of all such material submissions, correspondence (including emails), filings, notifications, presentations, applications, undertakings, and other material documents, and all pre-existing business records or other documents, submitted to or filed with any Governmental Entity in respect of this Agreement or the Arrangement; provided, however, that competitively sensitive information may be provided only to the external legal counsel and external experts of the Parties.

(3)                                 The Purchaser, the Parent, and the Company will keep the other Parties and their respective counsel fully apprised of all material written (including email) and oral communications and all meetings with any Governmental Entity, and their staff, in respect of this Agreement or the Arrangement including providing copies of all material written (including email) communications on a timely basis, and will not participate in such material communications or meetings without giving the other Parties and their respective counsel the opportunity to participate therein, except to the extent that competitively sensitive information may be discussed, in which case the Purchaser, the Parent and the Company will allow external legal counsel for the other Parties to participate.

(4)                                 If any objections are asserted with respect to the transactions contemplated by this Agreement under any Law, or if any proceeding is instituted or threatened by any Governmental Entity challenging or which could lead to a challenge of any of the transactions contemplated by this Agreement as not in compliance with Law or as not satisfying any applicable legal text under a Law necessary to obtain the Regulatory Approvals, each of the Parent and the Purchaser shall, and shall cause each of their respective affiliates to, use its commercially reasonable efforts to resolve such objection or proceeding so as to allow the Effective Time to occur prior to the Outside Date.

Section 4.5            Access to Information; Confidentiality

(1)                                 The Company shall give the Purchaser and its representatives (a) upon reasonable notice, reasonable access during normal business hours to its and its Subsidiaries’ (i) premises, (ii) property and assets (including all books and records, whether retained internally or otherwise), (iii) Contracts, leases and Authorizations, and (iv) senior personnel, so long as the access does not unduly interfere with the Ordinary Course conduct of the business of the Company; and (b) such financial and operating data or other information with respect to the assets or business of the Company and its Subsidiaries as the Purchaser from time to time reasonably requests. The Company shall continue to afford the Purchaser and its Representatives access to the Data Room. Without limiting the foregoing, and subject to the terms of any existing Contracts, the Company shall, upon the Purchaser’s request, facilitate discussions between the Purchaser and any third party from whom consent may be required.

(2)                                 Investigations made by or on behalf of the Parent and the Purchaser, whether under this Section 4.5 or otherwise, will not waive, diminish the scope of, or otherwise affect any representation or warranty made by the Company in this Agreement.

(3)                                 For greater certainty, the Parent and the Purchaser and their respective affiliates shall treat, and shall cause their respective representatives to treat, all information furnished to the Purchaser and/or the Parent or any of their respective affiliates or representatives in connection with the transactions contemplated by this Agreement or pursuant to the terms of this Agreement in accordance with the terms of the Confidentiality Agreement.  Without limiting the generality of the foregoing, the Parties each acknowledge and agree that the Company Disclosure Letter and all information contained in them are confidential and shall be treated in accordance with the terms of the Confidentiality Agreement.

Section 4.6            Pre-Acquisition Reorganization

(1)                                 The Company agrees that, upon the reasonable request by the Purchaser, the Company shall (i) effect such reorganizations of the Company’s corporate structure, capital structure, business, operations and assets or such other transactions as the Purchaser may request, acting reasonably (each a “Pre-Acquisition Reorganization”); and (ii) co-operate with the Purchaser and its advisors in order to determine the manner in which any Pre-Acquisition Reorganization might most effectively be undertaken; provided that any Pre-Acquisition Reorganization: (i) is not prejudicial to the Company or its securityholders in any material respect; (ii) does not impair, prevent or delay the consummation of the Arrangement; (iii) is effected immediately prior to or contemporaneously with the Effective Time. The Parent and the Purchaser hereby waive any breach of a representation, warranty or covenant by the Company, where such breach is a result of an action taken by the Company or a Subsidiary pursuant to a direct and written request by the Purchaser in accordance with this Section 4.6. In such case, the Company shall notify the Parent and the Purchaser in anticipation to the relevant action, indicating the representation, warranty or covenant to be breached so that the Parent and the Purchaser are able to confirm or revoke the request. The Purchaser shall provide written notice to the Company of any proposed Pre-Acquisition Reorganization at least ten (10) Business Days prior to the Effective Time.  Upon receipt of such notice, the Purchaser and the Company shall work co-operatively and use their best efforts to prepare prior to the Effective Time all documentation necessary and do all such other acts and things as are reasonably necessary, including making amendments to this Agreement or the Plan of Arrangement, to give effect to such Pre-Acquisition Reorganization.

(2)                                 Without limiting the generality of the foregoing, the Company acknowledges that the Purchaser may enter into transactions (the “Bump Transactions”) designed to step up the tax basis in certain capital property of the Company for purposes of the Tax Act and agrees to use commercially reasonable efforts to provide information reasonably requested and required by the Purchaser in this regard on a timely basis and to assist in the obtaining of any such information in order to facilitate a successful completion of the Bump Transactions.

Section 4.7            Public Communications

The Parties shall co-operate in the preparation of presentations, if any, to the Shareholders regarding the Arrangement. A Party must not issue any press release or make any other public statement or disclosure with respect to this Agreement or the Arrangement without the consent of the other Parties (which consent shall not be unreasonably withheld, conditioned or delayed), and the Company must not make any filing with the Governmental Entity with respect to this Agreement or the Arrangement without the consent of the Purchaser (which consent shall not be unreasonably withheld, conditioned or delayed); provided that any Party that, in the opinion of its legal counsel, is required to make disclosure by Law shall use its reasonable best efforts to give the other Parties prior oral or written notice and a reasonable opportunity to review and comment on the disclosure. The Party making such disclosure shall give reasonable consideration to any comments made by the other Parties or its counsel, and if such prior notice is not possible, shall give such notice immediately following the making of such disclosure.  The Parties agree to jointly issue a press release with respect to this Agreement as soon as practicable after its due execution.  For the avoidance of doubt, none of the foregoing shall prevent the Company from making internal announcements to employees and having discussions with shareholders, financial analysts and other stakeholders so long as such announcements and discussions are consistent in all material respects with the most recent press releases, public disclosures or public statements made by the Company.  The Parties consent to this Agreement being filed on SEDAR as soon as practicable after the public announcement of the transactions contemplated hereby.

Section 4.8            Notice and Cure Provisions

(1)                                 Each Party shall promptly notify the other Parties of the occurrence, or failure to occur, of any event or state of facts which occurrence or failure would, or would be reasonably likely to:

(a)                                 cause any of the representations or warranties of such Party contained in this Agreement to be untrue or inaccurate in any material respect at any time from the date of this Agreement to the Effective Time; or

(b)                                 result in the failure to comply with or satisfy any covenant or agreement to be complied with by such Party under this Agreement.

(2)                                 Notification provided under this Section 4.8 will not affect the representations, warranties, covenants, agreements or obligations of the Parties (or remedies with respect thereto) or the conditions to the obligations of the Parties under this Agreement.

(3)                                 The Purchaser may not elect to exercise its right to terminate this Agreement pursuant to Section 7.2(1)(d)(i) and the Company may not elect to exercise its right to terminate this Agreement pursuant to Section 7.2(1)(c)(i), unless the Party seeking to terminate this Agreement (the “Terminating Party”) has delivered a written notice (“Termination Notice”) to the applicable other Party (the “Breaching Party”) specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which the Terminating Party asserts as the basis for termination. After delivering a Termination Notice, provided the Breaching Party is proceeding diligently to cure such matter and such matter is capable of being cured prior to the Outside Date, the Terminating Party may not exercise such termination right until the earlier of (a) the Outside Date, and (b) the date that is ten (10) Business Days following receipt of such Termination Notice by the Breaching Party, if such matter has not been cured by such date. If the Terminating Party delivers a Termination Notice prior to the date of the Company Meeting, unless the Parties mutually agree otherwise, the Company shall postpone or adjourn the Company Meeting to the earlier of (a) ten (10) Business Days prior to the Outside Date and (b) the date that is ten (10) Business Days following receipt of such Termination Notice by the Breaching Party.

Section 4.9            Insurance and Indemnification

(1)                                 Prior to the Effective Date, the Company shall purchase customary “tail” or “run off” policies of directors’ and officers’ liability insurance providing protection no less favourable in the aggregate than the protection provided by the policies maintained by the Company and its Subsidiaries which are in effect as of the date hereof and providing protection in respect of claims arising from facts or events which occurred on or prior to the Effective Date and the Purchaser will, or will cause the Company and its Subsidiaries to maintain such policies in effect without any reduction in scope or coverage for six (6) years from the Effective Date; provided that the cost of such policies shall not exceed 250% of the current annual premium for the Company directors and officers insurance.

(2)                                 The Purchaser shall, from and after the Effective Time, honour all rights to indemnification or exculpation now existing in favour of present and former employees, officers and directors of the Company and its Subsidiaries to the extent they are contained in the constating documents or disclosed in the Company Disclosure Letter, and acknowledges that such rights, to the extent they are disclosed in the Company Disclosure Letter, shall survive the completion of the Plan of Arrangement and shall continue in full force and effect in accordance with their terms for a period of not less than six (6) years from the Effective Date.

(3)                                 If the Company or Purchaser or Parent or any of their successors or assigns shall (i) amalgamate, consolidate with or merge or wind-up into any other person and, if applicable, shall not be the continuing or surviving corporation or entity or (ii) transfer all or substantially all of its properties and assets to any person or persons, then, and in each such case, proper provisions shall be made so that the successors, assigns and transferees of the Company or Purchaser or Parent, as the case may be, shall assume all of the obligations set forth in this Section 4.9.

Section 4.10         Stock Exchange Delisting

Subject to Laws, the Purchaser and the Company shall use their commercially reasonable efforts to cause the Shares to be de-listed from the TSXV and BVL with effect immediately following the acquisition by the Purchaser of the Shares pursuant to the Arrangement.

Section 4.11         Transfer of Spin-Out Assets and Liabilities

(1)                                 The Company shall promptly prepare, and provide copies to the Purchaser for review and comment, as soon as practicable, but by no later than September 6, 2019 of all documents required to effect the Transfer of the Spin-Out Assets and Liabilities in accordance with all applicable Laws, including, among others, an asset purchase agreement, an assumption of liabilities agreement, any consents required to effect such transfer (the “Spin-Out Transaction Documents”), together with a written report prepared by the Company (in consultation with its accountants) supporting the fair market value of the Company Excess Assets and Company Excess Liabilities. The Spin-Out Transaction Documents will be executed and become effective as of the Effective Date. Not less than two (2) Business Days before the Effective Date, the Company will deliver to the Purchaser executed copies of the Spin-Out Transaction Documents in forms acceptable to the Purchaser, in its sole discretion.

(2)                                 To the extent that the Spin-Out occurs, for three years following the Effective Time, none of Spinco or any Person controlled directly or indirectly by Spinco, nor any corporation in which Spinco is a “specified shareholder” for the purpose of subparagraph 88(1)(c)(vi) of the Tax Act will own, purchase or acquire, directly or indirectly, any shares, partnership interests, loans, indebtedness, or any other forms of securities (including options to acquire the foregoing) in the Purchaser or any of its affiliates, and will not knowingly own, purchase or acquire, directly or indirectly, any other form of interest (including any form or derivative interest) which provides direct or indirect exposure to shares or assets of the Purchaser or an of its Affiliates.

(3)                                 Spinco shall be responsible for any costs and expenses (including any Taxes) incurred by the Company as a result of or in connection with the transfer of the Company Excess Assets to SpinCo, the assumption of the Company Excess Liabilities by Spinco and the distribution of the SpinCo Shares pursuant to the Plan of Arrangement. Spinco shall indemnify the Company and the Purchaser (including, in each case, any successors thereof) for any such costs and expenses (including Taxes) incurred by the Company or Purchaser, except to the extent that such costs and expenses are paid by the Company prior to the Effective Time. The indemnity provided herein shall survive the termination of this Agreement in accordance with Section 7.3 (unless the Agreement is terminated prior to the Effective Time), and shall be enforceable by the Company and the Purchaser against Spinco (and any successor thereto) from and after the Effective Time. The indemnity payment hereunder shall be reduced by any Tax benefit realized by the indemnified Person in connection with the indemnity claim and increased by any Taxes realized by the indemnified Person as a result of receiving the indemnity payment.

Section 4.12         Real Estate Properties

The Company covenants and agrees that, during the period from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, the Company and its Subsidiaries will co-operate (and will cause each of their respective management to co-operate) in good-faith with the Parent and the Purchaser and take all commercially reasonable actions necessary or desirable, in connection with the process of transferring, consolidating or confirming title to the Karmin Holdings Properties. The Company and its Subsidiaries shall make available to the Parent and the Purchaser, at their request, all information and documents in their control or possession (or that the Company or its Subsidiaries could obtain from third parties which they have relationship with) related to the Karmin Holdings Properties. The Company and its Subsidiaries shall refrain (and shall cause each of their respective management to refrain) from taking any actions that would reasonably be expected to impair, delay or impede the proper and adequate consolidation of the Karmin Holdings Properties in the Aripuanã Joint Venture. Any and all costs and expenses incurred in connection with the provisions of this Section 4.12 shall be exclusively borne by Parent.

Section 4.13                            Purchaser Loan

The Purchaser agrees to loan US$700,000 to the Company to enable the Company to repay all Company Excess Liabilities prior to the Effective Time. Such funds (the “Purchaser Loan”) shall be advanced by the Purchaser (or its designee) to, or as directed by, the Company three (3) Business Days prior to the Effective Date and shall be evidenced by the issuance of a demand promissory note, in form and substance satisfactory to the Purchaser, in its sole discretion. The Purchaser Loan shall automatically become repayable in full if this Agreement is terminated prior to the Effective Date pursuant to Section 7.2.

ARTICLE 5
ADDITIONAL COVENANTS REGARDING NON-SOLICITATION

Section 5.1                                   Non-Solicitation

(1)                                 Except as provided in this Article 5, the Company shall not, and none of its Subsidiaries nor any of its or its Subsidiaries’ directors and officers shall, and the Company shall instruct its and its Subsidiaries’ investments bankers, attorneys, accountants and other advisors or representatives (such directors, officers, investments bankers, attorneys, accountants and other advisors or representatives, collectively, “Representatives”) not to, directly or indirectly:

(a)                                 solicit, initiate, encourage or otherwise facilitate (including by way of furnishing or providing copies of, access to, or disclosure of, any confidential information, properties, facilities, books or records of the Company or any Subsidiary) any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to, an Acquisition Proposal, provided that, for greater certainty, the Company may inform persons of the provisions contained in this Article 5 and it may advise any person making an unsolicited Acquisition Proposal that such Acquisition Proposal does not constitute a Superior Proposal when the Board or relevant committee thereof has so determined;

(b)                                 enter into or otherwise engage or participate in any discussions or negotiations with any Person (other than with the Parent and the Purchaser or any Person acting jointly or in concert with the Purchaser or the Parent) regarding any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to, an Acquisition Proposal (it being understood that the Company may inform persons of the provisions contained in this Section 5.1);

(c)                                  withdraw, amend, modify or qualify, in a manner adverse to the Parent and the Purchaser, the Board Recommendation;

(d)                                 accept, approve, endorse or recommend any Acquisition Proposal, or take no position or remain neutral with respect to any publicly announced Acquisition Proposal (it being understood that publicly taking no position or a neutral position with respect to a publicly announced Acquisition Proposal for a period of no more than ten (10) Business Days following the public announcement of such Acquisition Proposal will not be considered to be in violation of this Section 5.1 provided the Board has rejected such Acquisition Proposal and affirmed the Board Recommendation before the end of such ten (10) Business Day period); or

(e)                                  enter into (other than a confidentiality agreement permitted by and in accordance with Section 5.3) any agreement in respect of an Acquisition Proposal.

(2)                                 The Company shall, and shall cause its Subsidiaries and its Representatives to, immediately cease and terminate, and cause to be terminated, any solicitation, encouragement, discussion, negotiation, or other activities with any Person (other than with the Parent and the Purchaser or any Person acting jointly or in concert with the Purchaser or the Parent) commenced prior to the date of this Agreement with any Person (other than with the Parent and the Purchaser) with respect to any inquiry, proposal or offer that constitutes, or may reasonably be expected to constitute or lead to, an Acquisition Proposal, and in connection therewith, the Company will:

(a)                                 promptly discontinue access to and disclosure of all confidential information, including any data room and any access to the properties, facilities, books and records of the Company or of any of its Subsidiaries; and

(b)                                 within two (2) Business Days as of the date hereof, request, and exercise all rights it has to require (i) the return or destruction of all copies of any confidential information regarding the Company or any Subsidiary provided to any Person (other than the Parent and the Purchaser), and (ii) the destruction of all material including or incorporating or otherwise reflecting such confidential information regarding the Company or any Subsidiary, using its reasonable best efforts to ensure that such requests are fully complied with in accordance with the terms of such rights or entitlements.

(3)                                 The Company represents and warrants that neither the Company, its Subsidiaries or any of their respective Representatives has waived any confidentiality, standstill or similar agreement or restriction to which the Company or any of its Subsidiaries is a party, and covenants and agrees that (i) the Company shall take all necessary action to enforce each confidentiality, standstill, use, business purpose or similar agreement or restriction to which the Company or any of its Subsidiaries is a party, and (ii) neither the Company, any of its Subsidiaries nor any of their respective Representatives will, without the prior written consent of the Purchaser (which may be withheld or delayed in the Purchaser’s sole and absolute discretion), release any Person from, or waive, amend, suspend or otherwise modify such Person’s obligations respecting the Company or any of its Subsidiaries, under any confidentiality, standstill, use, business purpose or similar agreement or restriction to which the Company or any of its Subsidiaries is a party.

Section 5.2                                   Notification of Acquisition Proposals

(1)                                 If after the date of this Agreement, the Company or any of its Subsidiaries or any of their respective Representatives, receives or otherwise becomes aware of any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to an Acquisition Proposal, or any request for copies of, access to, or disclosure of, confidential information relating to the Company or any of its Subsidiaries, including but not limited to information, access, or disclosure relating to the properties, facilities, books or records of the Company or any of its Subsidiaries, the Company shall immediately notify the Purchaser, at first orally, and then promptly and, in any event, within 24 hours in writing, of such Acquisition Proposal, inquiry, proposal, offer or request, including a description of its material terms and conditions, the identity of all Persons making the Acquisition Proposal, inquiry, proposal, offer or request, and shall provide the Purchaser with copies of all documents, correspondence or other material received in respect of, from or on behalf of any such Person and such other details of such Acquisition Proposal, inquiry, proposal, offer or request as the Purchaser may request.

(2)                                 The Company shall keep the Purchaser fully informed on a current basis of the status of developments and negotiations with respect to any Acquisition Proposal, inquiry, proposal, offer or request, including any changes, modifications or other amendments to any such Acquisition Proposal, inquiry, proposal, offer or request and shall provide to the Purchaser copies of all material or substantive correspondence if in writing or electronic form, and if not in writing or electronic form, a description of the material terms of such correspondence, sent or communicated by or to the Company in respect of such Acquisition Proposal, inquiry, proposal, offer or request.

Section 5.3                                   Responding to an Acquisition Proposal

(1)                                 Notwithstanding Section 5.1, if at any time, prior to the Company Meeting, the Company receives an unsolicited written Acquisition Proposal, the Company may engage in or participate in discussions or negotiations with such Person regarding such Acquisition Proposal and may provide copies of, access to or disclosure of confidential information, properties, facilities, books or records of the Company or its Subsidiaries for a maximum of 15 calendar days after the day on which access or disclosure is first afforded to the Person making the Acquisition Proposal, if and only if:

(a)                                 the Board first determines in good faith, after consultation with its financial advisors and its outside legal counsel, that such Acquisition Proposal constitutes or could reasonably be expected to constitute a Superior Proposal, and, after consultation with its outside legal counsel, that the failure to engage in such discussions or negotiations would be inconsistent with its fiduciary duties;

(b)                                 such Person was not restricted from making such Acquisition Proposal pursuant to an existing confidentiality, standstill, non-disclosure, use, business purpose or similar restriction with the Company or its Subsidiaries;

(c)                                  the Company has been, and continues to be, in compliance with its obligations under this Article 5;

(d)                                 the Company enters into a confidentiality and standstill agreement with such Person on customary terms that are not materially less favourable to the Company than those contained in the Confidentiality Agreement, provided that such confidentiality and standstill agreement may allow such Person to make an Acquisition Proposal confidentially to the Board that constitutes, or could reasonably be expected to constitute or lead to, a Superior Proposal; and

(e)                                  the Company:

(i)                                     provides the Purchaser with prior written notice stating the Company’s intention to participate in such discussions or negotiations and to provide such copies, access or disclosure and that the Board has determined, after consultation with its outside legal counsel, that failure to take such action would be inconsistent with its fiduciary duties;

(ii)                                  prior to engaging in or participating in any such discussions or negotiations or providing any such copies, access or disclosure, provides the Purchaser with a true, complete and final executed copy of the confidentiality and standstill agreement referred to in Section 5.3(1)(d); and

(iii)                               promptly provides the Purchaser with any non-public information concerning the Company and its Subsidiaries provided to such other Person which was not previously provided to the Purchaser.

Section 5.4                                   Right to Match

(1)                                 If the Company receives an Acquisition Proposal that constitutes a Superior Proposal prior to the approval of the Arrangement Resolution by the Shareholders, the Board may, or may cause the Company to, subject to compliance with Section 8.2(3), enter into a definitive agreement with respect to such Superior Proposal, if and only if:

(a)                                 the Person making the Superior Proposal was not restricted from making such Superior Proposal pursuant to an existing confidentiality, standstill, use, business purpose or similar restriction;

(b)                                 the Company has been, and continues to be, in compliance with its obligations under Article 5;

(c)                                  the Company has delivered to the Purchaser a written notice of the determination of the Board that such Acquisition Proposal constitutes a Superior Proposal and of the intention of the Board to enter into a definitive agreement with respect to such Superior Proposal, together with a written notice from the Board regarding the value and financial terms that the Board, in consultation with its financial advisors, has determined should be ascribed to any non-cash consideration offered under such Acquisition Proposal (the “Superior Proposal Notice”);

(d)                                 the Company has provided the Purchaser a copy of the proposed definitive agreement for the Superior Proposal (including any financing commitments or other documents containing material terms and conditions of such Superior Proposal);

(e)                                  at least five (5) Business Days (the “Matching Period”) have elapsed from the date that is the later of the date on which the Purchaser received the Superior Proposal Notice and the date on which the Purchaser received a copy of the proposed definitive agreement for the Superior Proposal (including any financing commitments or other documents containing materials terms and conditions of such Superior Proposal) from the Company;

(f)                                   during any Matching Period, the Purchaser has had the opportunity (but not the obligation), in accordance with Section 5.4(2), to offer to amend this Agreement and the Arrangement in order for such Acquisition Proposal to cease to be a Superior Proposal;

(g)                                  after the Matching Period, the Board has determined in good faith (i) after consultation with its outside legal counsel and financial advisor, that such Acquisition Proposal continues to constitute a Superior Proposal (and, if applicable, compared to the terms of the Arrangement as proposed to be amended by the Purchaser under Section 5.4(2)) and (ii) after consultation with its outside legal counsel, that it is necessary for the Board to enter into a definitive agreement with respect to such Superior Proposal in order to satisfy their fiduciary duties to the Company; and

(h)                                 prior to or concurrently with entering into such definitive agreement the Company terminates this Agreement pursuant to Section 7.2(1)(c)(ii) and pays the Termination Fee pursuant to Section 8.2(3).

(2)                                 During the Matching Period, or such longer period as the Company may approve in writing for such purpose: (a) the Board shall review any offer made by the Purchaser under Section 5.4(1)(f) to amend the terms of this Agreement and the Arrangement in order to determine whether such proposal would, upon acceptance, result in the Acquisition Proposal previously constituting a Superior Proposal ceasing to be a Superior Proposal; and (b) the Company shall, and shall cause its Representatives to, negotiate in good faith with the Purchaser to make such amendments to the terms of this Agreement and the Arrangement as would enable the Purchaser to proceed with the transactions contemplated by this Agreement on such amended terms. If the Board determines that such Acquisition Proposal would cease to be a Superior Proposal, the Company shall promptly so advise the Purchaser and the Company and the Purchaser shall amend this Agreement to reflect such offer made by the Purchaser, and shall take and cause to be taken all such actions as are necessary to give effect to the foregoing.

(3)                                 Each successive amendment or modification to any Acquisition Proposal that results in an increase in, or modification of, the consideration (or value of such consideration) to be received by the Shareholders or other material terms or conditions thereof shall constitute a new Acquisition Proposal for the purposes of this Section 5.4, and the Purchaser shall be afforded a new five (5) Business Day Matching Period from the later of the date on which the Purchaser received the Superior Proposal Notice and the date on which the Purchaser received a copy of the proposed definitive agreement for the new Superior Proposal (including any financing commitments or other documents containing materials terms and conditions of such new Superior Proposal) from the Company.

(4)                                 The Board shall promptly reaffirm the Board Recommendation by press release after any Acquisition Proposal which is not determined to be a Superior Proposal is publicly announced or the Board determines that a proposed amendment to the terms of this Agreement as contemplated under Section 5.4(2) would result in an Acquisition Proposal no longer being a Superior Proposal. The Company shall provide the Purchaser and its outside legal counsel with a reasonable opportunity to review the form and content of any such press release and shall make all reasonable amendments to such press release as requested by the Purchaser and its counsel.

(5)                                 If the Company provides a Superior Proposal Notice to the Purchaser on a date that is less than ten (10) Business Days before the Company Meeting, the Company shall either proceed with or shall postpone the Company Meeting, as directed by the Purchaser acting reasonably, to a date that is not more than fifteen (15) Business Days after the scheduled date of the Company Meeting but in any event the Company Meeting shall not be postponed to a date which would prevent the Effective Date from occurring on or prior to the Outside Date.

(6)                                 Nothing contained in this Section 5.4 shall limit in any way the obligation of the Company to convene and hold the Company Meeting in accordance with Section 2.3 of this Agreement while this Agreement remains in force.

Section 5.5                                   Breach by Subsidiaries and Representatives

Without limiting the generality of the foregoing, the Company shall advise its Subsidiaries and their respective Representatives of the restrictions and obligations set out in this Article 5 and any violation of the restrictions and obligations set forth in this Article 5 by the Company, its Subsidiaries or their respective Representatives shall be deemed to be a breach of this Article 5 by the Company.

ARTICLE 6
CONDITIONS

Section 6.1                                   Mutual Conditions Precedent

The Purchaser and the Company are not required to complete the Arrangement unless each of the following conditions is satisfied, which conditions may only be waived, in whole or in part, by the mutual consent of the Purchaser and the Company:

(1)                                 Arrangement Resolution. The Arrangement Resolution has been approved and adopted by the Shareholders at the Company Meeting in accordance with the Interim Order.

(2)                                 Interim Order and Final Order. The Interim Order and the Final Order have each been obtained on terms consistent with this Agreement and have not been set aside or modified in a manner unacceptable to either the Company or the Purchaser, each acting reasonably, on appeal or otherwise.

(3)                                 Illegality. No Law is in effect that makes the consummation of the Arrangement illegal or otherwise prohibits or enjoins the Company or the Purchaser from consummating the Arrangement and no Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, applied for (or advised either the Company or the Purchaser in writing that it has determined to make such application), made any order or enforced any Law (whether temporary, preliminary or permanent) that is in effect and that restrains, enjoins or otherwise prohibits consummation of, or dissolves the Arrangement.

Section 6.2                                   Additional Conditions Precedent to the Obligations of the Purchaser

The Purchaser is not required to complete the Arrangement unless each of the following conditions is satisfied, which conditions are for the exclusive benefit of the Purchaser and may only be waived, in whole or in part, by the Purchaser in its sole discretion:

(1)                                 Representations and Warranties. (i) The representations and warranties of the Company set forth in this Agreement were true and correct as of the date of this Agreement and are true and correct as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of such specified date), except to the extent that the failure or failures of such representations and warranties to be so true and correct, individually or in the aggregate, would not have a Material Adverse Effect (and, for this purpose, any reference to “material”, “Material Adverse Effect” or other concepts of materiality in such representations and warranties shall be ignored) and (ii) the representations and warranties of the Company set forth in Paragraphs (1), (2), (3), (5)(a) and (b), (6) and (8) of Schedule C were true and correct as of the date of this Agreement and are true and correct as of the Effective Time: (A) to the extent qualified by “Material Adverse Effect”, in all respects; and (B) in all other cases,  in all material respects (and, for this purpose, any reference to “material” or other concepts of materiality in such representations and warranties shall be ignored) in each case, except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of such specified date; and the Company has delivered a certificate confirming same to the Purchaser, executed by two senior officers of the Company (in each case without personal liability) addressed to the Purchaser and dated the Effective Date.

(2)                                 Performance of Covenants. The Company has fulfilled or complied in all material respects with each of the covenants of the Company contained in this Agreement to be fulfilled or complied with by it on or prior to the Effective Time, and the Company has delivered a certificate confirming same to the Purchaser, executed by two senior officers of the Company (in each case without personal liability) addressed to the Purchaser and dated the Effective Date.

(3)                                 Company Voting and Support Agreements. There has not been any material breach of any of the Company Voting and Support Agreements by any party to such agreement other than the Parent and the Purchaser.

(4)                                 Material Adverse Effect.  Since the date of this Agreement, there shall not have occurred a Material Adverse Effect.

(5)                                 Transfer of Spin-Out Assets and Liabilities. Not less than two (2) Business Days before the Effective Date, the Company shall deliver to the Purchaser executed copies of the asset purchase agreement, assumption of liabilities agreement and any consents required to effect the Transfer of Spin-Out Assets and Liabilities in accordance with applicable Laws and the terms set out herein.

Section 6.3                                   Additional Conditions Precedent to the Obligations of the Company

The Company is not required to complete the Arrangement unless each of the following conditions is satisfied, which conditions are for the exclusive benefit of the Company and may only be waived, in whole or in part, by the Company in its sole discretion:

(1)                                 Representations and Warranties. The representations and warranties of the Parent and Purchaser set forth in this Agreement which are qualified by references to materiality were true and correct as of the date of this Agreement and are true and correct as of the Effective Time in all respects (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of such specified date) and all other representations and warranties of the Parent and Purchaser set forth in this Agreement were true and correct as of the date of this Agreement and are true and correct as of the Effective Time in all material respects (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of such specified date), in each case, except to the extent that the failure or failures of such representations and warranties to be so true and correct, individually or in the aggregate, would not materially impede the completion of the Arrangement; and each of the Parent and Purchaser has delivered a certificate confirming same to the Company, executed by two senior officers of the Parent and Purchaser (in each case without personal liability) addressed to the Company and dated the Effective Date.

(2)                                 Performance of Covenants. The Parent and the Purchaser have fulfilled or complied in all material respects with each of the covenants of the Parent and the Purchaser contained in this Agreement to be fulfilled or complied with by them on or prior to the Effective Time, and each of the Parent and the Purchaser have delivered a certificate confirming same to the Company, executed by two of its senior officers (in each case without personal liability) addressed to the Company and dated the Effective Date.

(3)                                 Deposit of Funds.  The Parent and the Purchaser, as applicable, shall have deposited or caused to be deposited with the Depositary in escrow in accordance with Section 2.8, the funds required to effect payment in full of the Consideration to be paid pursuant to the Arrangement and the Depository shall have confirmed to the Company in writing the receipt of such funds.

Section 6.4                                   Satisfaction of Conditions

The conditions precedent set out in Section 6.1, Section 6.2 and Section 6.3 will be conclusively deemed to have been satisfied, waived or released when the Certificate of Arrangement is issued by the Registrar. For greater certainty, and notwithstanding the terms of any escrow agreement entered into between the Purchaser and the Depositary, all funds held in escrow by the Depositary pursuant to Section 2.8 shall be deemed to be released from escrow when the Certificate of Arrangement is issued by the Registrar.

ARTICLE 7
TERM AND TERMINATION

Section 7.1                                   Term

This Agreement shall be effective from the date hereof until the earlier of the Effective Time and the termination of this Agreement in accordance with its terms.

Section 7.2                                   Termination

(1)                                 This Agreement may be terminated at any time prior to the Effective Time by:

(a)                                 the mutual written agreement of the Parties; or

(b)                                 either the Company or the Purchaser if:

(i)                                     the Company Meeting is duly convened and held and the Arrangement Resolution is voted on by Shareholders and not approved by the Shareholders as required by the Interim Order;

(ii)                                 after the date of this Agreement, any Law is enacted, made, enforced or amended, as applicable, that makes the consummation of the Arrangement illegal or otherwise permanently prohibits or enjoins the Company or the Purchaser from consummating the Arrangement, and such Law has, if applicable, become final and non-appealable, provided that the Party seeking to terminate this Agreement pursuant to this Section 7.2(1)(b)(ii) has used its commercially reasonable efforts to, as applicable, appeal or overturn such Law or otherwise have it lifted or rendered non-applicable in respect of the Arrangement and provided further that the enactment, making, enforcement or amendment of such Law was not primarily due to the failure of such Party (in the case of the Purchaser, the Purchaser or the Parent) to perform any of its covenants or agreements under this Agreement; or

(iii)                              the Effective Time does not occur on or prior to the Outside Date, provided that a Party may not terminate this Agreement pursuant to this Section 7.2(1)(b)(iii) if the failure of the Effective Time to so occur has been caused by, or is a result of, a breach by such Party (or in the case of the Purchaser, a breach by the Purchaser or the Parent) of any of its representations or warranties or the failure of such Party (or in the case of the Purchaser, a breach by the Purchaser or the Parent) to perform any of its covenants or agreements under this Agreement; or

(c)                                  the Company if:

(i)                                     a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Purchaser or the Parent under this Agreement occurs that would cause any condition in Section 6.3(1) [Purchaser and Parent Reps and Warranties Condition] or Section 6.3(2) [Purchaser and Parent Covenants Condition] not to be satisfied, and such breach or failure is incapable of being cured or is not cured in accordance with the terms of Section 4.8(3); provided that any wilful breach shall be deemed to be incapable of being cured, and the Company is not then in breach of this Agreement so as to cause any condition in Section 6.2(1) [Company Reps and Warranties Condition] or Section 6.2(2) [Company Covenants Condition] not to be satisfied; or

(ii)                                 prior to the approval by the Shareholders of the Arrangement Resolution, the Board authorizes the Company to enter into a written agreement (other than a confidentiality agreement permitted by and in accordance with Section 5.3) with respect to a Superior Proposal in accordance with Section 5.4, provided the Company is then in compliance with Article 5 in all material respects and that prior to or concurrent with such termination the Company pays the Termination Fee in accordance with Section 8.2(3); or

(d)                                 the Purchaser if:

(i)                                     a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Company under this Agreement occurs that would cause any condition in Section 6.2(1) [Company Reps and Warranties Condition] or Section 6.2(2) [Company Covenants Condition] not to be satisfied, and such breach or failure is incapable of being cured or is not cured in accordance with the terms of Section 4.8(3); provided that any wilful breach shall be deemed to be incapable of being cured, and neither the Parent nor the Purchaser are then in breach of this Agreement so as to cause any condition in Section 6.3(1) [Purchaser and Parent Representations and Warranties Condition] or Section 6.3(2) [Purchaser and Parent Covenants Condition] not to be satisfied; or

(ii)                                 the Board or any committee of the Board (A) fails to unanimously recommend or withdraws, amends, modifies or qualifies, or publicly proposes or states an intention to withdraw, amend, modify or qualify, the Board Recommendation, (B) accepts, approves, endorses or recommends, or publicly proposes to accept, approve, endorse or recommend, an Acquisition Proposal, (C) takes no position or remains neutral in respect of a publicly announced or otherwise publicly disclosed Acquisition Proposal for more than ten (10) Business Days (or beyond the third Business Day prior to the date of the Company Meeting, if sooner), (D) executes or enters into or authorizes the Company or any of its Subsidiaries to execute or enter into, or publicly proposes to execute or enter into or to authorize the Company or any of its Subsidiaries to execute or enter into, any agreement, letter of intent, understanding or arrangement relating to an Acquisition Proposal or any inquiry, proposal or offer that may reasonably be expected to constitute or lead to an Acquisition Proposal (other than a confidentiality and standstill agreement permitted by and in accordance with Section 5.3); (E) fails to publicly reaffirm the Board Recommendation (without qualification) within three days after having been requested in writing by the Purchaser to do so (collectively, a “Change in Recommendation”), or (F) the Company wilfully breaches Article 5;

(2)                                 Subject to Section 4.8(3), if applicable, the Party desiring to terminate this Agreement pursuant to this Section 7.2 (other than pursuant to Section 7.2(1)(a)) shall give notice of such termination to the other Party, specifying in reasonable detail the basis for such Party’s exercise of its termination right.

Section 7.3                                   Effect of Termination/Survival

(1)                                 If this Agreement is terminated pursuant to Section 7.1 or Section 7.2, this Agreement shall terminate and be of no further force or effect without liability of any Party (or any shareholder, director, officer, employee, agent, consultant or representative of such Party) to any other Party, except that: (a) in the event of termination under Section 7.1 as a result of the Effective Time occurring, Section 4.9 (and Section 2.13 in respect of the guarantee by the Parent thereof) shall survive for a period of six years following such termination, Section 4.11(2) shall survive for a period of three years following such termination and Section 4.11(3) shall survive, in respect of Taxes, 6 months following the date on which a Governmental Entity is entitled to assess or reassess such Taxes, and in the case of any other costs or expenses, for a period of three years following such termination; and (b) in the event of termination under Section 7.2, Section 2.13, Section 4.5(3), this Section 7.3 and Section 8.2 through to and including Section 8.15 and the provisions of the Confidentiality Agreement (pursuant to the terms set out therein) shall survive, and provided further that, subject to Section 8.2(4), no Party shall be relieved of any liability for any wilful breach by it of this Agreement.

(2)                                 If this Agreement is terminated prior to the Effective Date pursuant to Section 7.2(b)(ii), Section 7.2(b)(iii) (but only in the case in which the failure of the Effective Time to so occur on or prior to the Outside Date has not been caused by, or is a result of, a breach by the Company of any of its representations or warranties or the failure of the Company to perform any of its covenants or agreements under this Agreement) or Section 7.2(c)(i), the Parent expressly agrees (and it will cause its Subsidiaries to comply and abide to the terms of this provision) that the obligations of the Company and/or its Subsidiaries pursuant to or related to the Aripuanã Joint Venture Agreement to provide funding proportionate to its interest in the Aripuanã Joint Venture at a specified date (the “Company Commitment Amount”) shall be suspended and postponed for a period not to exceed 90 days from the date of termination of this Agreement (the “Company Commitment Date”), provided that the Parent shall be permitted to continue funding the Aripuanã Joint Venture and fund, for and on behalf of the Company, the Company Commitment Amount. The funding by the Parent of the Company Commitment Amount shall be treated as an advance by the Parent to the Company, provided that if the Company does not repay in full the Company Commitment Amount by the Company Commitment Date, the Company’s interest in the Aripuanã Joint Venture shall be diluted proportionately to such amount in accordance with the terms of the association agreement in respect of the Aripuanã Joint Venture. This Section 7.3(2) shall survive the termination of this Agreement. The Parties further agree that, if this Agreement is terminated prior to the Effective Date pursuant to Section 7.2(b)(ii), Section 7.2(b)(iii) (but only in the case in which the failure of the Effective Time to so occur on or prior to the Outside Date has not been caused by, or is a result of, a breach by the Company of any of its representations or warranties or the failure of the Company to perform any of its covenants or agreements under this Agreement) or Section 7.2(c)(i), the Parent will cause its Subsidiaries to use reasonable commercial efforts to negotiate in good faith, settle and execute with the Company an operating agreement in respect of the Aripuanã Joint Venture on terms and conditions that are customary for a mining operation of the nature of the Aripuanã Project, which agreement will amend, restate and supersede in its entirety the association agreement in respect of the Aripuanã Joint Venture.

ARTICLE 8
GENERAL PROVISIONS

Section 8.1                                   Amendments

(1)                                 This Agreement and the Plan of Arrangement may, at any time and from time to time before or after the holding of the Company Meeting but not later than the Effective Time, be amended by mutual written agreement of the Parties, without further notice to or authorization on the part of the Shareholders, and any such amendment may, subject to the Interim Order and Final Order and Laws, without limitation:

(a)                                 change the time for performance of any of the obligations or acts of the Parties;

(b)                                 modify any representation or warranty contained in this Agreement or in any document delivered pursuant to this Agreement;

(c)                                  modify any of the covenants contained in this Agreement and waive or modify performance of any of the obligations of the Parties; and/or

(d)                                 modify any mutual conditions contained in this Agreement.

Section 8.2                                   Termination Fees and Expenses

(1)                                 Except as otherwise provided herein, all costs and expenses incurred in connection with this Agreement shall be paid by the Party incurring such cost or expense. The Parent or the Purchaser shall pay any filing or similar fee payable to a Governmental Entity and applicable Taxes in connection with a Regulatory Approval.

(2)                                 Despite any other provision in this Agreement relating to the payment of fees and expenses, including the payment of brokerage fees, if a Termination Fee Event occurs, the Company shall pay to the Purchaser the Termination Fee in accordance with Section 8.2(3). For the purposes of this Agreement, “Termination Fee” means US$2,800,000 and “Termination Fee Event” means the termination of this Agreement:

(a)                                 by the Purchaser, pursuant to Section 7.2(1)(d)(ii) [Change in Recommendation or Wilful Breach of Non-Solicit];

(b)                                 by the Company, pursuant to Section 7.2(1)(c)(ii) [To enter into a Superior Proposal]; or

(c)                                  by the Company or the Purchaser pursuant to Section 7.2(1)(b)(i) [Failure of Shareholders to Approve] or Section 7.2(1)(b)(iii) [Effective Time not prior to Outside Date], or by the Purchaser pursuant to Section 7.2(1)(d)(i) [Breach of Reps and Warranties or Covenants by Company] if:

(i)                                     prior to such termination, an Acquisition Proposal is made or publicly announced or otherwise publicly disclosed by any Person (other than the Purchaser, the Parent or any of their affiliates or any Person acting jointly or in concert with any of the foregoing) or any Person (other than the Purchaser, the Parent or any of their affiliates or any Person acting jointly or in concert with any of the foregoing) shall have publicly announced an intention to make an Acquisition Proposal; and

(ii)                                  within 365 days following the date of such termination, (A) an Acquisition Proposal (whether or not such Acquisition Proposal is the same Acquisition Proposal referred to in clause (i) above) is consummated or effected, or (B) the Company or one or more of its Subsidiaries, directly or indirectly, in one or more transactions, enters into a contract in respect of an Acquisition Proposal (whether or not such Acquisition Proposal is the same Acquisition Proposal referred to in clause (i) above) and such Acquisition Proposal is later consummated or effected (whether or not within 365 days after such termination).

For purposes of the foregoing, the term “Acquisition Proposal” shall have the meaning assigned to such term in Section 1.1, except that references to “20% or more” shall be deemed to be references to “50% or more”.

(3)                                 If a Termination Fee Event occurs due to a termination of this Agreement by the Company pursuant to Section 7.2(1)(c)(ii) [To enter into a Superior Proposal], the Termination Fee shall be paid prior to or concurrently with the occurrence of such Termination Fee Event. If a Termination Fee Event occurs due to a termination of this Agreement by the Purchaser pursuant to Section 7.2(1)(d)(ii) [Change in Recommendation or Wilful Breach of Non-Solicit], the Termination Fee shall be paid within two (2) Business Days following such Termination Fee Event. If a Termination Fee Event occurs in the circumstances set out in Section 8.2(2)(c) [Acquisition Proposal Tail], the Termination Fee shall be paid upon the consummation of the Acquisition Proposal referred to therein. Any Termination Fee shall be paid by the Company to the Purchaser (or as the Purchaser may direct by notice in writing), by wire transfer in immediately available funds to an account designated by the Purchaser and the Parties acknowledge and agree that the payment of any Termination Fee hereunder should be paid in consideration for the disposition of the recipient’s rights under this Agreement.  For greater certainty, in no event shall the Company be obligated to pay the Termination Fee on more than one occasion.

(4)                                 Each Party acknowledges that the agreements contained in this Section 8.2 are an integral part of the transactions contemplated by this Agreement, and that without these agreements the Parties would not enter into this Agreement, and that the amounts set out in this Section 8.2 represent liquidated damages which are a genuine pre-estimate of the damages, including opportunity costs, reputational damages and expenses, which the affected Party or Parties will suffer or incur as a result of the event giving rise to such damages and resultant termination of this Agreement, and are not penalties.  Each Party irrevocably waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive.

(5)                                 The Company agrees that the payment of the Termination Fee pursuant to this Section 8.2 is in addition to any damages or other payment or remedy to which the Purchaser may be entitled under Section 8.5.

(6)                                 The Termination Fee shall be made free and clear of and without deduction or withholding for any Taxes; provided that if the Company shall be required to deduct or withhold any Taxes from the payment of the Termination Fee, then (i) the sum payable shall be increased as necessary so that, after making all required deductions or withholdings (including deductions or withholdings applicable to additional sums payable under this Section 8.2(6)) the Purchaser receives an amount equal to the sum it would have received had no such deduction or withholding been made, (ii) the Company shall make such deduction or withholding, and (iii) the Company shall pay to the relevant Governmental Entity in accordance with applicable Law the full amount deducted or withheld. In the event that the Company does not withhold and remit any Taxes required to be withheld and remitted under applicable Law (including pursuant to the Tax Act), the Company shall indemnify the Purchaser for any such Taxes (including interest and penalties imposed as a result of the Purchaser’s failure to withhold and remit the Taxes). This provision shall survive until 6 months following the date on which a Governmental Entity is entitled to assess or reassess any Taxes covered by this Section 8.2(6).

Section 8.3                                   Notices

Any notice, or other communication given regarding the matters contemplated by this Agreement must be in writing, sent by personal delivery, courier or email and addressed:

(a)                                 to the Company and Spinco at:

Karmin Exploration Inc.
100 King Street West

First Canadian Place, Suite 5700

Toronto, Ontario

M5X 1C7

Attention:                             David Brace, CEO

Email:                                                dbrace@rogers.com

with a copy (which shall not constitute notice) to:

Gowling WLG

100 King Street West

First Canadian Place, Suite 1600

Toronto, Ontario

M5X 1G5

Attention:                             Ian Mitchell

Email:                                                ian.mitchell@gowlingwlg.com

(b)                                 to the Parent and the Purchaser:

Nexa Resources S.A.
37A Avenue J.F Kennedy L-1855
Grand Duchy of Luxembourg

Attention:                             Marcelo Del Giudice

Email:                                                marcelo.giudice@nexaresources.com

with a copy (which shall not constitute notice) to:

Stikeman Elliott LLP

5300 Commerce Court West

199 Bay Street

Toronto, ON M5L 1B9

Canada

Attention:                             Ivan Grbesic

Email:                                                igrbesic@stikeman.com

Any notice or other communication is deemed to be given and received (i) if sent by personal delivery or same day courier, on the date of delivery if it is a Business Day and the delivery was made prior to 4:00 p.m. (local time in place of receipt) and otherwise on the next Business Day, (ii) if sent by overnight courier, on the next Business Day, or (iii) if sent by email, on the Business Day following the date of email. Sending a copy of a notice or other communication to a Party’s legal counsel as contemplated above is for information purposes only and does not constitute delivery of the notice or other communication to that Party. The failure to send a copy of a notice or other communication to legal counsel does not invalidate delivery of that notice or other communication to a Party.

Section 8.4                                   Time of the Essence

Time is of the essence in this Agreement.

Section 8.5                                   Injunctive Relief

The Parties agree that irreparable harm would occur for which money damages would not be an adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to injunctive and other equitable relief to prevent breaches or threatened breaches of this Agreement, and to enforce compliance with the terms of this Agreement, without any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief, this being in addition to any other remedy to which the Parties may be entitled at law or in equity.

Section 8.6                                   Third Party Beneficiaries

(1)                                 Except as provided Section 4.9 which, without limiting their terms, is intended as stipulations for the benefit of the third Persons mentioned in such provisions (such third Persons referred to in this Section 8.6 as the “Third Party Beneficiaries”) and except for the rights of the Affected Securityholders to receive the applicable consideration following the Effective Time pursuant to the Arrangement (for which purpose the Company hereby confirms that it is acting as agent on behalf of the Affected Securityholders), the Parties intend that this Agreement will not benefit or create any right or cause of action in favour of any Person, other than the Parties and that no Person, other than the Parties, shall be entitled to rely on the provisions of this Agreement in any action, suit, proceeding, hearing or other forum.

(2)                                 Despite the foregoing, the Parties acknowledge to each of the Third Party Beneficiaries their direct rights against the applicable Party under Section 4.9, which are intended for the benefit of, and shall be enforceable by, each Third Party Beneficiary, his or her heirs and his or her legal representatives, and for such purpose, the Company confirms that it is acting as agent on their behalf, and agrees to enforce such provisions on their behalf. The Parties reserve their right to vary or rescind the rights at any time and in any way whatsoever, if any, granted by or under this Agreement to any Person who is not a Party, without notice to or consent of that Person, including any Third Party Beneficiary.

Section 8.7                                   Waiver

No waiver of any of the provisions of this Agreement will constitute a waiver of any other provision (whether or not similar). No waiver will be binding unless executed in writing by the Party to be bound by the waiver. A Party’s failure or delay in exercising any right under this Agreement will not operate as a waiver of that right. A single or partial exercise of any right will not preclude a Party from any other or further exercise of that right or the exercise of any other right.

Section 8.8                                   Entire Agreement

This Agreement, together with the Company Disclosure Letter and the Confidentiality Agreement constitute the entire agreement between the Parties with respect to the transactions contemplated by this Agreement and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, of the Parties. There are no representations, warranties, covenants, conditions or other agreements, express or implied, collateral, statutory or otherwise, between the Parties in connection with the subject matter of this Agreement, except as specifically set forth in this Agreement. The Parties have not relied and are not relying on any other information, discussion or understanding in entering into and completing the transactions contemplated by this Agreement.

Section 8.9                                   Successors and Assigns

(1)                                 This Agreement becomes effective only when executed by the Company, the Parent and the Purchaser. After that time, it will be binding upon and enure to the benefit of the Company, the Parent and the Purchaser and their respective successors and permitted assigns.

(2)                                 Neither this Agreement nor any of the rights or obligations under this Agreement are assignable or transferable by any Party without the prior written consent of the other Parties.  Notwithstanding the foregoing, the Company agrees that the Parent or the Purchaser may assign all or any part of its rights under this Agreement to, and its obligations under this Agreement may be assumed by, any of its affiliates, provided that it shall continue to be liable jointly and severally with such affiliate for all of its obligations hereunder.

Section 8.10                            Severability

If any provision of this Agreement is determined to be illegal, invalid or unenforceable by any court of competent jurisdiction, that provision will be severed from this Agreement and the remaining provisions shall remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

Section 8.11                            Governing Law

(1)                                 This Agreement will be governed by and interpreted and enforced in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein.

(2)                                 Each Party irrevocably attorns and submits to the non-exclusive jurisdiction of the Alberta courts situated in the City of Calgary and waives objection to the venue of any proceeding in such court or that such court provides an inconvenient forum.

Section 8.12                            Rules of Construction

The Parties to this Agreement waive the application of any Law or rule of construction providing that ambiguities in any agreement or other document shall be construed against the party drafting such agreement or other document.

Section 8.13                            No Liability

No director or officer of the Purchaser or the Parent shall have any personal liability whatsoever to the Company under this Agreement or any other document delivered in connection with the transactions contemplated hereby on behalf of the Purchaser or the Parent. No director or officer of the Company or any of its Subsidiaries shall have any personal liability whatsoever to the Purchaser or the Parent under this Agreement or any other document delivered in connection with the transactions contemplated hereby on behalf of the Company or any of its Subsidiaries.

Section 8.14                            Language

The Parties expressly acknowledge that they have requested that this Agreement and all ancillary and related documents thereto be drafted in the English language only. Les parties aux présentes reconnaissent avoir exigé que la présente entente et tous les documents qui y sont accessoires soient rédigés en anglais seulement.

Section 8.15                            Counterparts

This Agreement may be executed in any number of counterparts (including counterparts by facsimile) and all such counterparts taken together shall be deemed to constitute one and the same instrument. The Parties shall be entitled to rely upon delivery of an executed facsimile or similar executed electronic copy of this Agreement, and such facsimile or similar executed electronic copy shall be legally effective to create a valid and binding agreement between the Parties.

[Remainder of page intentionally left blank. Signature pages follow.]

IN WITNESS WHEREOF the Parties have executed this Arrangement Agreement as of the date first written above.

NEXA RESOURCES S.A.

By:	(signed) “Rodrigo Menck”
Authorized Signing Officer

By:	(signed) “Tito Martins”
Authorized Signing Officer

VOTORANTIM METALS CANADA INC.

By:	(signed) “Rodrigo Menck”
Authorized Signing Officer

By:	(signed) “Tito Martins”
Authorized Signing Officer

KARMIN EXPLORATION INC.

By:	(signed) “David Brace”
Authorized Signing Officer

KAR GOLD INC.

By:	(signed) “Larry Ciccarelli”
Authorized Signing Officer

Signature Page to Arrangement Agreement

SCHEDULE A
PLAN OF ARRANGEMENT

PLAN OF ARRANGEMENT

respecting

KARMIN EXPLORATION INC., KAR GOLD INC.,
VOTORANTIM METALS CANADA INC. AND NEXA RESOURCES S.A.

made pursuant to

Section 193 of the Business Corporations Act (Alberta)

ARTICLE 1
INTERPRETATION

1.1                               Definitions

In this Plan of Arrangement, unless there is something in the subject matter or context inconsistent therewith, and unless indicated otherwise, capitalized terms used herein but not defined shall have the meanings ascribed thereto in the Arrangement Agreement and the following terms shall have the following meanings (and grammatical variations of such terms shall have corresponding meanings):

“ABCA” means the Business Corporations Act (Alberta), R.S.A. 2000, c. B-9, as amended, including the regulations promulgated thereunder;

“Arrangement” means the arrangement under Section 193 of the ABCA on the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations thereto made in accordance with the terms of the Arrangement Agreement or Article 5 hereof or made at the direction of the Court in the Final Order with the prior written consent of the Company and the Purchaser, each acting reasonably;

“Arrangement Agreement” means the agreement dated as of August 26, 2019 among the Company, Spinco, the Purchaser and the Parent, together with the schedules attached thereto, as amended, supplemented or restated in accordance therewith prior to the Effective Date, providing for, among other things, the Arrangement;

“Arrangement Resolution” means the special resolution approving the Plan of Arrangement considered at the Company Meeting by Company Shareholders;

“Articles of Arrangement” means the articles of arrangement of the Company in respect of the Arrangement required by Section 193(10) of the ABCA to be sent to the Registrar after the Final Order is made giving effect to the Arrangement, which shall include the Plan of Arrangement and otherwise be in a form and content satisfactory to the Company and the Purchaser, each acting reasonably;

“Business Day” means any day of the year, other than a Saturday, Sunday or any day on which major banks are closed for business in Calgary, Alberta, Toronto, Ontario or São Paulo, Brazil;

“Certificate” means the certificate of arrangement or other proof of filing to be issued by the Registrar pursuant to Subsection 193(11) of the ABCA giving effect to the Arrangement;

“Company” means Karmin Exploration Inc., a company existing under the laws of Alberta;

“Company Circular” means the special meeting of Company Shareholders to be called and held in accordance with the Arrangement Agreement and the Interim Order to permit the Company Shareholders to consider the Arrangement Resolution, and any adjournments or postponements thereof;

“Company Excess Assets” means the (i) the shares of VI Mining owned by the Company and the Company’s on-going right to acquire additional shares in VI Mining pursuant to the terms of the VI Mining Agreement; and (ii) any remaining cash on hand of the Company immediately prior to the Effective Time (after paying, satisfying, discharging or otherwise extinguishing all Company Excess Liabilities).

“Company Excess Liabilities” means all liabilities and obligations of the Company that have not been paid, satisfied or discharged by the Effective Date other than Specified Liabilities, including (i) all outstanding shareholder loans owed by the Company; (ii) all outstanding accounts payable of the Company (including any fees owing to the Company’s directors, officers and advisors); (iii) all liabilities arising out of the ownership or operation of, or otherwise relating to, the Company Excess Assets, whether incurred or arising before or after the Effective Date; and (iv) all liabilities in respect of the Specified Assets which by the terms and conditions thereof were to be paid, discharged, performed or satisfied prior to the Effective Date.

“Company Incentive Securities” means the Company Options and the Company Warrants;

“Company Meeting” means the special meeting of Company Shareholders, including any adjournments or postponements thereof in accordance with the terms of the Arrangement Agreement, called and held in accordance with the Interim Order to consider the Arrangement Resolution;

“Company Options” means the outstanding options to purchase Company Shares issued pursuant to the Company Stock Option Plan;

“Company Securities” means, collectively, the Company Shares, the Company Options and the Company Warrants.

“Company Securityholders” means the holders of the Company Securities;

“Company Shares” means the common shares in the capital of the Company;

“Company Shareholders” means at any time, the holders of Company Shares;

“Company Stock Option Plan” means the stock option plan of the Company, dated September 1, 2004, as amended April 11, 2008 and approved by the Company Shareholders on May 15, 2018, as may be amended from time to time.

“Company Warrants” means the outstanding common share purchase warrants of the Company;

“Consideration” means the consideration to be received by Company Shareholders (other than Dissenting Company Shareholders) pursuant to this Plan of Arrangement in respect of each Company Share that is issued and outstanding immediately prior to the Effective Time, being US$0.770467 in cash per Company Share;

“Court” means the Court of Queen’s Bench of Alberta;

“Depositary” means such Person as the Company may appoint to act as depositary in relation to the Arrangement, with the approval of the Parent and the Purchaser, acting reasonably;

“Dissent Rights” has the meaning specified in Section 3.1;

“Dissenting Company Shareholder” means a registered holder of Company Shares who has properly and validly dissented in respect of the Arrangement Resolution in strict compliance with the Dissent Rights, who has not withdrawn or been deemed to have withdrawn such dissent, but only in respect of the Company Shares in respect of which Dissent Rights are validly exercised by such registered holder;

“Effective Date” means the date upon which the Arrangement becomes effective as established by the date shown on the Certificate of Arrangement;

“Effective Time” means 12:01 a.m. (Mountain Daylight Time) on the Effective Date;

“Final Order” means the final order of the Court in a form acceptable to the Company and the Purchaser, each acting reasonably, approving the Arrangement pursuant to Section 193(9) of the ABCA, as such order may be amended by the Court (with the consent of both the Company and the Purchaser, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirme d or as amended (provided that any such amendment is acceptable to both the Company and the Purchaser, each acting reasonably) on appeal;

“Governmental Entity” means: (i) any international, multinational, national, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, commissioner, board, bureau, minister, ministry, governor in council, cabinet, agency or instrumentality, domestic or foreign; (ii) any subdivision or authority of any of the above: (iii) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing; or (iv) any stock exchange;

“Interim Order” means the interim order of the Court pursuant to Section 193(4) of the ABCA in a form acceptable to the Company and the Purchaser, each acting reasonably, providing for, among other things, the calling and holding of the Company Meeting, as such order may be amended by the Court with the consent of the Company and the Purchaser, each acting reasonably;

“Letter of Transmittal” means a letter of transmittal to be forwarded or made available by the Company to Company Shareholders, in a form acceptable to Purchaser, acting reasonably, for use by such Company Shareholders in connection with the Arrangement as contemplated herein;

“Liens” means any mortgage, charge, pledge, encumbrance, hypothec, security interest, prior claim, encroachments, option, right of first refusal or first offer, occupancy right, covenant, assignment, lien (statutory or otherwise), defect of title, or restriction or adverse right or claim, or other third party interest or encumbrance of any kind, in each case, whether contingent or absolute;

“Parent” means Nexa Resources S.A., a corporation existing under the laws of the Grand Duchy of Luxembourg;

“Person” includes any individual, partnership, association, body corporate, organization, trust, estate, trustee, executor, administrator, legal representative, government (including a Governmental Entity), syndicate or other entity, whether or not having legal status;

“Plan of Arrangement” means this plan of arrangement and any amendments or variations hereto made in accordance with the Arrangement Agreement and Article 5 hereof or made at the direction of the Court in the Final Order with the prior written consent of the Company and the Purchaser, each acting reasonably;

“Purchaser” means Votorantim Metals Canada Inc., a corporation existing under the laws of Canada;

“Registrar” means the Registrar of Corporations for the Province of Alberta appointed pursuant to Section 263 of the ABCA;

“Spinco” means Kar Gold Inc., a corporation existing under the laws of Ontario; and

“Spinco Shares” means the common shares in the capital of Spinco.

1.2                               Sections and Headings

The division of this Plan of Arrangement into sections and the insertion of headings are for reference purposes only and shall not affect the interpretation of this Plan of Arrangement.  Unless otherwise indicated, any reference in this Plan of Arrangement to a section or a schedule refers to the specified section of or schedule to this Plan of Arrangement.

1.3                               Number and Gender

In this Plan of Arrangement, unless the context otherwise requires, words importing the singular only shall include the plural and vice versa, words importing the use of either gender shall include both genders and neuter.

1.4                               Date for any Action

If the date on which any action is required to be taken hereunder by any Party hereto is not a Business Day, such action shall be required to be taken on the next succeeding day that is a Business Day.

1.5                               Time

Time shall be of the essence in every matter or action contemplated hereunder.  All times express herein or in any Letter of Transmittal are local time (Toronto, Ontario) unless otherwise stipulated herein or therein. A period of time is to be computed as beginning on the day following the event that began the period and ending at 4:30 p.m. on the last day of the period, if the last day of the period is a Business Day, or at 4:30 p.m. on the next Business Day if the last day of the period is not a Business Day. If the date on which any action is required or permitted to be taken under this Plan of Arrangement by a Person is not a Business Day, such action shall be required or permitted to be taken on the next succeeding day which is a Business Day.

1.6                               Statutory Reference

Any reference in this Plan of Arrangement to a statute includes all regulations and rules made thereunder, all amendments to such statute or regulation in force from time to time and any statute or regulation that supplements or supersedes such statute or regulation.

1.7                               Certain Phrases, etc.

The words (i) “including”, “includes” and “include” mean “including (or includes or include) without limitation,” (ii) “the aggregate of”, “the total of”, “the sum of”, or a phrase of similar meaning means “the aggregate (or total or sum), without duplication, of,” and (iii) unless stated otherwise, “Article”, “Section”, and “Schedule” followed by a number or letter mean and refer to the specified Article or Section of or Schedule to this Plan of Arrangement.

1.8                               Currency

All references to dollars or to “$” are references to Canadian dollars and all references to U.S. dollars or to “US$” are references to United States dollars, unless specified otherwise.

ARTICLE 2
ARRANGEMENT

2.1                               Arrangement Agreement

This Plan of Arrangement is made pursuant to the provisions of the Arrangement Agreement and constitutes an arrangement as referred to in Section 193 of the ABCA.

2.2                               Binding Effect

This Plan of Arrangement and the Arrangement will become effective at, and be binding at and after, the Effective Time without any further act or formality required on the part of any person (except as expressly provided in this Plan of Arrangement) on:

(a)                                 the Company;

(b)                                 Spinco;

(c)                                  the Purchaser;

(d)                                 the Parent;

(e)                                  all Company Shareholders (including Dissenting Company Shareholders);

(f)                                   all holders of Company Options and Company Warrants and any securities into which they may be exchanged or otherwise converted pursuant to Section 2.2(h) (as applicable);

(g)                                  the Depositary;

(h)                                 the registrar and transfer agent in respect of the Company Shares; and

(i)                                     all other Persons, without further act or formality required on the part of nay Person except as expressly provided herein.

2.3                               Arrangement

Commencing at the Effective Time, the following shall occur and shall be deemed to occur in one minute intervals in the following order without any further authorization, act or formality, unless specifically noted:

(a)                                 the Company Stock Option Plan and all agreements relating to the Company Options shall be terminated and shall be of no further force and effect and all outstanding Company Options shall be cancelled and none of the Company, the Parent, the Purchaser, Spinco or any of their respective affiliates or successors shall have any liability in respect thereof;

(b)                                 all agreements relating to the Company Warrants which have not been terminated, shall be terminated and shall be of no further force and effect and all outstanding Company Warrants shall be cancelled and none of the Company, the Parent, the Purchaser, Spinco or any of their respective affiliates or successors shall have any liability in respect thereof;

(c)                                  subject to Section 3.1, each Company Share held by Dissenting Company Shareholders in respect of which Dissent Rights have been validly exercised shall be deemed to have been transferred without any further act or formality to the Purchaser (free and clear of all Liens) in consideration for a debt claim against the Purchaser for the amount determined under Article 3, and:

(i)                                     each Dissenting Company Shareholder shall cease to be the holder of such Company Shares and to have any rights as a holder of such Company Shares other than the right to be paid fair value for such Company Shares as set out in Section 3.1;

(ii)                                  the name of each Dissenting Company Shareholder shall be removed from the register of holders of Company Shares maintained by or on behalf of the Company; and

(iii)                               the Purchaser shall be deemed to be the legal and beneficial transferee of such Company Shares (free and clear of all Liens) and shall be entered in the registers of Company Shares maintained by or on behalf of the Company;

(d)                                 all of the Company Excess Assets shall be transferred by the Company to, and all of the Company Excess Liabilities shall be assumed by, Spinco in consideration for the issuance to the Company of such number of fully-paid and non-assessable Spinco Shares equal to the total number of Company Shares outstanding immediately prior to this step in Section 2.3(c) minus one;

(e)                                  the Company will declare a dividend and will distribute the Spinco Shares at a rate of one Spinco Share per Company Share held to the Company Shareholders as payment of such dividend;

(f)                                   each remaining Company Share outstanding prior to the Effective Time (including any Company Share issued upon the effective exercise of Company Options or Company Warrants prior to the Effective Time), other than Company Shares held by the Purchaser or Parent, shall, without any further action by or on behalf of a holder of Company Shares, be deemed to be assigned and transferred by the holders thereof to the Purchaser (free and clear of all Liens) in exchange for a payment in cash per Company Share equal to the Consideration, and:

(i)                                     the holders of such Company Shares shall cease to be the holders of such Company Shares and to have any rights as holders of such Company Shares other than the right to be paid the Consideration per Company Share in accordance with this Plan of Arrangement;

(ii)                                  such holders’ names shall be removed as the holders of such Company Shares from the registers of Company Shares maintained by or on behalf of the Company; and

(iii)                               the Purchaser shall be deemed to be the legal and beneficial transferee of such Company Shares (free and clear of all Liens) and shall be entered in the registers of Company Shares maintained by or on behalf of the Company;

and such payment shall be made upon the presentation and surrender by or on behalf of the holder to the Depositary (acting on behalf of Purchaser) of the certificate formerly representing Company Shares and a Letter of Transmittal as more fully described in Section 4.1; and it being expressly provided that the events provided for in this Section 2.2(h) will be deemed to occur on the Effective Date, notwithstanding that certain procedures related thereto may not be completed until after the Effective Date.

2.4                               Transfers Free and Clear

Any transfer of securities pursuant to this Plan of Arrangement shall be free and clear of any Liens or other claims of third parties of any kind.

2.5                               Letter of Transmittal

At the time of mailing the Company Circular or as soon as practicable thereafter, the Company shall forward to each Company Shareholder and each holder of Company Options and Company Warrants at the address of such holder as it appears on the register maintained by or on behalf of the Company in respect of such holders, the Letter of Transmittal in the case of holders of Company Shares and instructions for obtaining delivery of that portion of the Consideration pursuant to Section 2.3(f) payable to such holder at the time of completion of step 2.3(f) pursuant to this Plan of Arrangement.

2.6                               Adjustment to Consideration for Dividends

If, on or after the date of the Arrangement Agreement and prior to the Effective Date, the Company sets a record date for any dividend or other distribution on the Company Shares that is prior to the Effective Date, then: (i) to the extent that the amount of such dividends or distributions per Company Share does not exceed the Consideration, the Consideration shall be reduced by the amount of such dividends or distributions; and (ii) to the extent that the amount of such dividends or distributions per Company Share exceeds the Consideration, such excess amount shall not be remitted to any holder of Company Shares and, in such case, shall be deemed to have been contributed to the Company by the holder of such Company Shares and shall be placed in escrow for the account of the Company.

2.7                               Filing of the Articles of Arrangement

The Articles of Arrangement shall be filed with the Registrar with the purpose and intent that none of the provisions of this Plan of Arrangement shall become effective unless all of the provisions of this Plan of Arrangement shall have become effective in the sequence provided herein. The Certificate shall be conclusive proof that the Arrangement has become effective and that each of the events or transaction set forth in Section 2.3 has become effective in the sequence and at the time set out therein. If no Certificate is required to be issued by the Registrar pursuant to Subsection 193(11) of the ABCA, the Arrangement shall become effective at the Effective Time on the date the Articles of Arrangement are filed with the Registrar pursuant to Subsection 193(10) of the ABCA.

ARTICLE 3
RIGHTS OF DISSENT

3.1                               Rights of Dissent for Company Shareholders

Registered holders of Company Shares may exercise rights of dissent with respect to such shares (“Dissent Rights”) pursuant to and in the manner set forth in Section 191 of the ABCA and this Section 3.1 in connection with the Arrangement, as modified by the Interim Order and this Section 3.1; provided that, notwithstanding Section 191(5) of the ABCA, the written objection to the Arrangement Resolution referred to in Section 191(5) of the ABCA must be received by Company not later than 5:00 p.m. (Mountain Daylight time) two (2) Business Days immediately preceding the date of the Company Meeting (as it may be adjourned or postponed from time to time).  Dissenting Company Shareholders who duly exercise Dissent Rights shall be deemed to have transferred the Company Shares held by them and in respect of which Dissent Rights have been validly exercised to the Purchaser free and clear of all Liens (other than the right to be paid fair value for such Company Shares as set out in this Section 3.1), as provided in Section 2.3(c), and if they:

(a)                                 ultimately determined to be entitled to be paid fair value for their Company Shares: (i) shall be deemed not to have participated in the transactions in Article 2 (other than Section 2.3(c)); (ii) will be entitled to be paid the fair value of such Company Shares by the Purchaser, which fair value, notwithstanding anything contrary contained in Section 191 of the ABCA, shall be determined as of the close of business on the Business Day before the Arrangement Resolution was adopted; and (iii) will not be entitled to any other payment or consideration, including any Consideration to which such holder would have been entitled under the Arrangement had such holder not exercised Dissent Rights in respect of such Company Shares; or

(b)                                 ultimately determined not to be entitled, for any reason, to be paid fair value for their Company Shares shall be deemed to have participated in the Arrangement on the same basis as a non-dissenting holder of Company Shares in accordance with Section 2.3(f).

3.2                               Recognition of Dissenting Holders

(a)                                 In no circumstances shall the Purchaser, the Parent, the Company or Spinco or any other Person be required to recognize a Person exercising Dissent Rights unless such Person is the registered holder of those Company Shares in respect of which such rights are sought to be exercised.

(b)                                 For greater certainty, in no case shall the Purchaser, the Parent, the Company or Spinco or any other Person be required to recognize any Dissenting Company Shareholders as holders of Company Shares in respect of which Dissent Rights have been validly exercised after the completion of the step in Section 2.3(c), and the names of such Dissenting Company Shareholders shall be removed from the registers of holders of the Company Shares in respect of which Dissent Rights have been validly exercised at the same time as the step described in Section 2.3(c) occurs.

(c)                                  In addition to any other restrictions under Section 191 of the ABCA, none of the following shall be entitled to exercise Dissent Rights: (i) holders of any Company Incentive Securities; and (ii) Company Shareholders who vote or have instructed a proxyholder to vote such Company Shares in favour of the Arrangement Resolution (but only in respect of such Company Shares).

ARTICLE 4
CERTIFICATES AND PAYMENTS

4.1                               Payment of Consideration

(a)                                 At least two (2) Business Days prior to the Effective Date, the Purchaser shall deposit, or cause to be deposited, for the benefit of holders of Company Shares, cash with the Depositary in the aggregate amount equal to the payments in respect of the Company Shares required by Section 2.3(f) of this Plan of Arrangement, (with the amount per Common Share in respect of which Dissent Rights have been exercised being deemed to be the applicable Consideration per Common Share for this purpose) for the benefit of and to be held on behalf of the Company Shareholders entitled to receive the Consideration for each Company Share held by them in a special account with the Depositary to be paid in accordance with the terms hereof to the respective former Company Shareholders without interest.  All such money shall be cash, denominated in United States dollars in same day funds. Such money shall not be used for any purpose except as provided in this Plan of Arrangement.

(b)                                 Upon surrender to the Depositary for cancellation of a certificate which immediately prior to the Effective Time represented outstanding Company Shares that were transferred pursuant to Section 2.3(f), together with a duly completed and executed Letter of Transmittal and such additional documents and instruments as the Depositary may reasonably require, the holder of such surrendered certificate shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder as soon as is practicable, (i) a cheque (or other form of immediately available funds) representing the cash amount that such Company Shareholder is entitled to receive under this Plan of Arrangement for such Company Shares, less any amounts withheld pursuant to Section 4.3 and (ii) a certificate representing Spinco Shares which such holder has the right to receive under this Plan of Arrangement, and any certificate so surrendered shall forthwith be cancelled.

(c)                                  Until surrendered as contemplated by this Section 4.1, each certificate that immediately prior to the Effective Time represented Company Shares (other than Company Shares in respect of which Dissent Rights have been validly exercised and not withdrawn), shall be deemed after the Effective Time to represent only the right to receive upon such surrender (i) a cash payment representing the Consideration which such holder has the right to receive under this Plan of Arrangement for such Company Shares, less any amounts withheld pursuant to Section 4.3, and (ii) a certificate representing Spinco Shares which such holder has the right to receive under this Plan of Arrangement, in lieu of such certificate. Any such certificate formerly representing Company Shares not duly surrendered on or before the second (2nd) anniversary of the Effective Date shall cease to represent a claim by or interest of any former holder of Company Shares of any kind or nature against or in the Company, Spinco, the Purchaser or Parent. On such date,

(i)                                     all cash to which such former holder was entitled shall be deemed to have been surrendered to the Purchaser and shall be delivered by the Depositary to the Purchaser as directed by the Purchaser; and

(ii)                                  all Spinco Shares to which such former holder was entitled shall be deemed to have been surrendered to Spinco and shall be delivered by the Depositary to Spinco as directed by Spinco.

(d)                                 Any payment made by way of cheque by the Depositary pursuant to this Plan of Arrangement that has not been deposited or has been returned to the Depositary or that otherwise remains unclaimed, in each case, on or before the second anniversary of the Effective Time, and any right or claim to payment hereunder that remains outstanding on the second anniversary of the Effective Time shall cease to represent a right or claim of any kind or nature and the right of the holder to receive the applicable consideration for the Company Shares pursuant to this Plan of Arrangement shall terminate and be deemed to be surrendered and forfeited to the Purchaser or the Company, as applicable, for no consideration.

(e)                                  No holder of Company Shares shall be entitled to receive any consideration with respect to such Company Shares other than any consideration to which such holder is entitled to receive in accordance with Section 2.3 and this Section 4.1 less any amounts withheld pursuant to Section 4.3 and, for greater certainty, no such holder will be entitled to receive any interest, dividends, premium or other payment in connection therewith.

4.2                               Lost Certificates

In the event any certificate which immediately prior to the Effective Time represented one or more outstanding Company Shares that were transferred to the Purchaser pursuant to Section 2.2(h) shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to be lost, stolen, mutilated or destroyed, the Depositary will pay such person the cash that such person would have been entitled to had such share certificate not been lost, stolen, mutilated or destroyed. When authorizing such payment in exchange for any lost, stolen, mutilated or destroyed certificate, the person to whom cash is to be paid shall, as a condition precedent to delivery thereof, give a bond satisfactory to the Company, Purchaser and Depositary in such sum as Purchaser may direct or otherwise indemnify the Depositary and Purchaser in a manner satisfactory to each of them against any claim that may be made against the Depositary or Purchaser with respect to the certificate alleged to have been lost, stolen, mutilated or destroyed.

4.3                               Withholding Rights

The Parent, the Purchaser, the Company and the Depositary, as applicable, shall be entitled to deduct and withhold from any amount otherwise payable or deliverable to any Person under this Plan of Arrangement or the Arrangement Agreement, including to any Person exercising Dissent Rights, such amounts as the Parent, the Purchaser, the Company or the Depositary, as applicable, are required to deduct and withhold, or reasonably believe to be required to deduct and withhold, from such amount otherwise payable or deliverable under any provision of any Laws in respect of Taxes. Any such amounts will be deducted, withheld and remitted from the amount otherwise payable or deliverable pursuant to this Plan of Arrangement or the Arrangement Agreement and shall be treated for all purposes under this Plan of Arrangement or the Arrangement Agreement as having been paid to the Person in respect of which such deduction, withholding and remittance was made; provided that such deducted and withheld amounts are actually remitted to the appropriate Governmental Entity. To satisfy the amount required to be deducted or withheld from any payment to any former holder of Company Shares, the Parent, the Purchaser, the Company or the Depositary, as applicable, may dispose of any portion of the Spinco Shares otherwise deliverable to such holder herewith as is necessary to enable the Parent, the Purchaser, the Company or the Depositary, as applicable, comply with such deduction and/or withholding requirements. For greater certainty, the Parent, the Purchaser, the Company or the Depositary may satisfy any withholding obligation in respect of the dividend of the Spinco Shares paid to a Person by withholding from the Consideration otherwise payable to such Person.

ARTICLE 5
AMENDMENTS

5.1                               Amendments to Plan of Arrangement

(a)                                 Subject to 5.1(c), the Parent, the Purchaser, the Company and Spinco may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment, modification and/or supplement must (i) be set out in writing; (ii) be approved by the Parent, the Purchaser, the Company and Spinco in writing; (iii) if necessary, filed with the Court and, if made following the Company Meeting, approved by the Court; and (iv) communicated to Company Shareholders, if and as required by the Court.

(b)                                 Subject to 5.1(c), any amendment, modification or supplement to this Plan of Arrangement may be proposed by the Parent, the Purchaser, the Company or Spinco at any time prior to the Company Meeting (provided that the other Parties shall have consented thereto in writing) with or without any other prior notice or communication, and if so proposed and accepted by the Persons voting at the Company Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

(c)                                  Any amendment, modification or supplement to this Plan of Arrangement may be proposed by the Company at or any time prior to the Effective Date, provided that it concerns a matter which, in the reasonable opinion of the Company and provided that the Purchaser shall have consented thereto, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the economic interests of any Company Shareholder.

(d)                                 Any amendment, modification or supplement to this Plan of Arrangement that is approved or directed by the Court following the Company Meeting shall be effective only if (i) it is consented to in writing by each of the Parent, the Purchaser, the Company and Spinco (in each case, acting reasonably), and (ii) if required by the Court, it is consented to by Company Shareholders voting in the manner directed by the Court.

(e)                                  Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Date unilaterally by the Parent or the Purchaser, provided that it concerns a matter which, in the reasonable opinion of the Parent or the Purchaser, as the case may be, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not prejudicial or adverse to the financial or economic interest of any former holder of Company Securities.

ARTICLE 6
MISCELLANEOUS

6.1                               Further Assurances

Notwithstanding that the transactions and events set out herein shall occur and shall be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the Parties to the Arrangement Agreement shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by either of them in order further to document or evidence any of the transactions or events set out herein.

6.2                               Paramountcy

From and after the Effective Time: (a) this Plan of Arrangement shall take precedence and priority over any and all Company Shares, Company Options and Company Warrants or any other securities of the Company issued prior to the Effective Time, (b) the rights and obligations of the Company Securityholders, the Company, the Purchaser, Spinco, the Depositary and any transfer agent or other depositary therefor in relation thereto, shall be solely as provided for in this Plan of Arrangement, and (c) all actions, causes of action, claims or proceedings (actual or contingent and whether or not previously asserted) based on or in any way relating to any Company Shares, Company Options, Company Warrants or any other securities of the Company issued prior to the Effective Time shall be deemed to have been settled, compromised, released and determined without liability except as set forth in this Plan of Arrangement.

SCHEDULE B
ARRANGEMENT RESOLUTION

BE IT RESOLVED THAT:

1.                                      The arrangement (the “Arrangement”) under Section 193 of the Business Corporations Act (Alberta) (the “ABCA”) of Karmin Exploration Inc. (the “Company”), pursuant to the arrangement agreement (the “Arrangement Agreement”) among the Company, Votorantim Metals Canada Inc., Nexa Resources S.A. and Kar Gold Inc. dated August 26, 2019, all as more particularly described and set forth in the management information circular of the Company dated •, 2019 (the “Circular”), accompany the notice of this meeting (as the Arrangement may be modified or amended in accordance with its terms) is hereby authorized, approved and adopted.

2.                                      The plan of arrangement of the Company (as it has been or may be amended, modified or supplemented in accordance with the Arrangement Agreement and its terms (the “Plan of Arrangement”)), the full text of which is set out in Appendix • to the Circular, is hereby authorized, approved and adopted.

3.                                      The (i) Arrangement Agreement and related transactions, (ii) actions of the directors of the Company in approving the Arrangement Agreement, and (iii) actions of the directors and officers of the Company in executing and delivering the Arrangement Agreement, and any amendments, modifications or supplements thereto, are hereby ratified and approved.

4.                                      Any officer or director of the Company be and is hereby authorized and directed for and on behalf of the Company to apply for a final order from the Court of Queen’s Bench of Alberta (the “Court”) to approve the Arrangement on the terms set forth in the Arrangement Agreement and the Plan of Arrangement (as they may be amended, modified or supplemented and as described in the Circular).

5.                                      Notwithstanding that this resolution has been passed (and the Arrangement adopted) by the shareholders of the Company or that the Arrangement has been approved by the Court, the directors of the Company are hereby authorized and empowered to, at their discretion, without notice to or approval of the shareholders of the Company: (i) amend, modify or supplement the Arrangement Agreement or the Plan Arrangement to the extent permitted by the Arrangement Agreement; and (ii) subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement and related transactions.

6.                                      Any officer or director of the Company is hereby authorized and directed for and on behalf of the Company to execute and deliver for filing with the Registrar under the ABCA articles of arrangement and such other documents as are necessary or desirable to give effect to the Arrangement in accordance with the Arrangement Agreement, such determination to be conclusively evidenced by the execution and delivery of such articles of arrangement and any such other documents.

7.                                      Any officer or director of the Company is hereby authorized and directed for and on behalf of the Company to execute or cause to be executed and to deliver or cause to be delivered all such other documents and instruments and to perform or cause to be performed all such other acts and things as such person determines may be necessary or desirable to give full effect to the foregoing resolution and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document or instrument or the doing of any such act or thing.

B-1

SCHEDULE C
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

1.                                      Organization and Qualification. The Company and each of its Subsidiaries is a corporation or other entity duly incorporated or organized, as applicable, and validly existing under the laws of the jurisdiction of its incorporation, organization or formation, as applicable, and has the requisite power and capacity to own and lease its assets and properties and conduct its business as now conducted. Except as would not, individually or in the aggregate, have a Material Adverse Effect, the Company and each of its Subsidiaries is duly registered to carry on business in each jurisdiction in which the character of its assets and properties, owned, leased, licensed or operated by it, or the nature of its activities make such registration necessary.

2.                                      Corporate Authorization. Each of the Company and Spinco has the requisite corporate power and authority to enter into this Agreement and (subject to receipt of the approval of the Shareholders of the Arrangement Resolution, the Interim Order and the Final Order) to perform its obligations under this Agreement and to complete the transactions contemplated by this Agreement.  The execution and delivery of this Agreement and the consummation by each of the Company and Spinco of the Arrangement and the other transactions contemplated hereby have been duly authorized by the Board and the board of directors of Spinco and no other corporate proceedings on the part of each of the Company and Spinco are necessary to authorize the execution and delivery by it of this Agreement or the consummation of the Arrangement and the other transactions contemplated hereby other than approval by the Board of the Company Circular, approval by the Shareholders in the manner required by the Interim Order and Law and approval by the Court.

3.                                      Execution and Binding Obligation. This Agreement has been duly executed and delivered by each of the Company and Spinco, and constitutes a legal, valid and binding agreement of each of the Company and Spinco enforceable against it in accordance with its terms subject to any limitation under bankruptcy, insolvency or other Laws affecting the enforcement of creditors’ rights generally and the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction.

4.                                      Governmental Authorization.

(a)                                 The execution, delivery and performance by each of the Company and Spinco of its obligations under this Agreement and the consummation of the Arrangement and the other transactions contemplated hereby do not require any Authorization or other action by or in respect of, or filing with, or notification to, any Governmental Entity by the Company or by any of its Subsidiaries other than: (i) the Interim Order and any filings required in order to obtain, and approvals required by, the Interim Order; (ii) the Final Order, and any filings required in order to obtain the Final Order; (iii) filings with the Registrar under the ABCA; (iv) filings with the Securities Authorities, the TSXV and the BVL; and (v) any Authorizations which, if not obtained, or any other actions by or in respect of, or filings with, or notifications to, any Governmental Entity which, if not taken or made, would not, individually or in the aggregate, have a Material Adverse Effect.

(b)                                 The Company is not a part of any conglomerate or economic group (as defined in accordance with Article 4 of Resolution 2/2012 of the Brazilian Antitrust Agency (Conselho Administrativo de Defesa Econômica) with consolidated annual gross revenues or volumes of sales in Brazil equal to or exceeding, in fiscal year 2018, R$ 75,000,000.00 (seventy five million Brazilian reais), for the purposes of Article 88, II, of Brazilian Law no. 12.529/2011, combined with the Interministerial Decree of the Brazilian Ministry of Justice and the Brazilian Ministry of Economy no. 994/2012 (Portaria Interministerial MJ/ME nº 994/2012).

5.                                      Non-Contravention. The execution, delivery and performance by each of the Company and Spinco of its obligations under this Agreement and the consummation of the Arrangement and the other transactions contemplated hereby do not and will not:

(a)                                 contravene, conflict with, or result in any violation or breach of the Constating Documents of the Company, its Subsidiaries or Spinco;

(b)                                 assuming compliance with the matters referred to in Section 4 above, contravene, conflict with or result in a violation or breach of any Law;

(c)                                  require any consent or approval by any Person under, constitute a default, or an event that, with or without notice or lapse of time or both, would constitute a default under, or cause or permit the termination, cancellation or acceleration of any right or obligation or the loss of any benefit to which the Company or any of its Subsidiaries is entitled under, any Material Contract or any material Authorization to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound; or

(d)                                 result in the creation or imposition of any Lien upon any of the properties or assets of the Company or its Subsidiaries.

6.                                      Capitalization.

(a)                                 The authorized capital of the Company consists of an unlimited number of Shares.  As of the close of business on the Business Day prior to the date of this Agreement, there were 77,310,371 Shares issued and outstanding. All outstanding Shares have been duly authorized and validly issued, are fully paid and non-assessable. No Shares have been issued in violation of any Law or any pre-emptive or similar rights applicable to them.

(b)                                 As of the close of business on the Business Day prior to the date of this Agreement there were an aggregate of up to 5,035,108 Shares issuable upon the exercise of outstanding Company Options and an aggregate of up to 7,600,000 Shares issuable upon the exercise of outstanding Company Warrants. Section 6(b) of the Company Disclosure Letter sets forth, in respect of each Company Option outstanding as of the close of business on the Business Day prior to the date of this Agreement: (i) the number of Shares issuable upon exercise; (ii) the exercise price payable; (iii) the date of grant; (iv) the date of expiry; (v) the name of the registered holder, identifying whether such holder is not a Company Employee; and (vi) whether such Company Options are vested and are exercisable. The Company Stock Option Plan and issuance of Shares under such plan (including all outstanding Company Options) have been duly authorized by the Board in compliance with Law and the terms of the Company Stock Option Plan, have been recorded on the Company’s financial statements in accordance with IFRS and no such grants involved any “back dating”, “forward dating”, “spring loading” or similar practices.  Section 6(b) of the Company Disclosure Letter sets forth, in respect of each Company Warrant outstanding as of the close of business on the Business Day prior to the date of this Agreement: (i) the number of Shares issuable upon exercise; (ii) the exercise price payable; (iii) the date of issuance; (iv) the date of expiry; and (v) the name of the registered holder.  The issuances of the Company Warrants have been duly authorized by the Board in compliance with Law and their issuances have been recorded on the Company’s financial statements in accordance with IFRS. The Company has included in the Data Room a true and complete copy of the Company Stock Option Plan and any other documents governing each Company Option and the Contracts governing each Company Warrant.

(c)                                  Except for the rights under the Company Stock Option Plan, including outstanding Company Options, and the rights associated with the outstanding Company Warrants, there are no:

(i)                                     options, equity-based awards, warrants, conversion, pre-emptive, redemption, repurchase, stock appreciation or other rights, or any other agreements, arrangements, instruments or commitments of any kind to which the Company or any of its Subsidiaries are a party that obligate the Company or any of its Subsidiaries to, directly or indirectly, issue or sell any securities of the Company or of any of its Subsidiaries, or give any Person a right to subscribe for or acquire, any securities of the Company or of any of its Subsidiaries;

(ii)                                  obligations of the Company or of any of its Subsidiaries to repurchase, redeem or otherwise acquire any securities of the Company or of any of its Subsidiaries, or qualify securities for public distribution in Canada or elsewhere, or, other than as contemplated by this Agreement, with respect to the voting or disposition of any securities of the Company or of any of its Subsidiaries; or

(iii)                               notes, bonds, debentures or other evidences of indebtedness or any other agreements, arrangements, instruments or commitments of any kind that give any Person, directly or indirectly, the right to vote with holders of Shares on any matter.

7.                                      Shareholders’ and Similar Agreements. Neither the Company nor any of its Subsidiaries is subject to, or affected by, any unanimous shareholders agreement involving a Person other than the Company or any of its Subsidiaries and is not a party to any shareholder, pooling, voting, or other similar arrangement or agreement relating to the ownership or voting of any of the securities of the Company or of any of its Subsidiaries other than as between the Company and any of its Subsidiaries or pursuant to which any Person other than the Company or any of its Subsidiaries may have any right or claim in connection with any existing or past equity interest in the Company or in any of its Subsidiaries and the Company has not adopted a shareholder rights plan or any other similar plan or agreement.

8.                                      Subsidiaries.

(a)                                 The following information with respect to each Subsidiary is accurately set out in the Section 8(a) of the Company Disclosure Letter: (i) its name; (ii) the number, type and principal amount, as applicable, of its outstanding equity securities or other equity interests and a list of registered holders of capital stock or other equity interests; and (iii) its jurisdiction of incorporation, organization or formation.

(b)                                 Except as set for in Section 8(b) of the Company Disclosure Letter, the Company is, directly or indirectly, the registered and beneficial owner of all of the outstanding Shares or other equity interests of each of its Subsidiaries, free and clear of any Liens. Except for the shares or other equity interests owned by the Company in any Subsidiary as set out in Section 8(b) of the Company Disclosure Letter, the Company does not own, beneficially or of record, any equity interests of any kind in any other Person.

(c)                                  Except as set for in Section 8(c) of the Company Disclosure Letter, all of the issued and outstanding shares and other equity interests of each Subsidiary of the Company have been validly issued and are fully paid and non-assessable, as the case may be, and no such shares or interests have been issued in violation of any Law or any pre-emptive or similar rights.  There are no issued, outstanding or authorized options, warrants, calls, conversion, pre-emptive, redemption, repurchase, stock appreciation or other rights, or any agreements, arrangements, entitlements, instruments or commitments of any kind (pre-emptive, contingent or otherwise) that obligate or may obligate any Subsidiary of the Company to, directly or indirectly, issue or sell any securities of such Subsidiary of the Company or any securities convertible into, or exchangeable or exercisable for, securities of any such Subsidiary of the Company, or that give any Person the right to subscribe for or acquire, any securities or other ownership interests in any such Subsidiary of the Company.  There are no issued, outstanding or authorized: (i) obligations to repurchase, redeem or otherwise acquire any securities of any Subsidiary of the Company, or to qualify securities for public distribution in Canada or elsewhere, or with respect to the voting or disposition of any securities of any Subsidiary of the Company; or (ii) notes, bonds, debentures or other evidences of indebtedness or any other agreements, arrangements, instruments or commitments of any kind that give any Person, directly or indirectly, the right to vote with holders of equity securities of any Subsidiary of the Company on any matter.

9.                                      Securities Law Matters.

(a)                                 The Company is a “reporting issuer” in the provinces of British Columbia, Alberta, Ontario and Nova Scotia. The Shares are listed and posted for trading on the TSXV and BVL. The Company is not subject to any continuous or periodic, or other disclosure requirements under any securities laws in any jurisdiction other than those set forth above. None of the Company’s Subsidiaries are subject to any continuous or periodic, or other disclosure requirements under any securities laws in any jurisdiction. The Company has not taken any action to cease to be a reporting issuer in any province or territory of Canada nor has the Company received notification from any Securities Authority seeking to revoke the reporting issuer status of the Company. No delisting, suspension of trading or cease trade or other order or restriction with respect to any securities of the Company is pending, in effect or, to the knowledge of the Company, has been threatened, or is expected to be implemented or undertaken, and the Company is not currently subject to any formal review, enquiry, investigation or other proceeding relating to any such order or restriction.

(b)                                 The Company is in compliance with, and not in default of, Securities Laws, the rules and regulations of the TSXV and the BVL and there are no current, pending or, to the knowledge of the Company, threatened proceedings before any Securities Authority or other Governmental Entity relating to any alleged non-compliance with any Securities Laws or the rules and regulations of the TSXV and the BVL. The Company has timely filed all documents required to be filed by the Company with any Governmental Entity under Securities Laws and the rules and regulations of the TSXV and the BVL. Each of the Company Filings complied as filed with Law and did not, as of the date filed (or, if amended or superseded by a subsequent filing prior to the date of this Agreement, on the date of such filing), contain any Misrepresentation.  The Company has not filed any confidential material change report (which at the date of this Agreement remains confidential) or any other confidential filings with any Securities Authority. There are no outstanding or unresolved comments in comment letters from any Securities Authority with respect to any of the Company Filings and neither the Company nor any of the Company Filings is the subject of an ongoing audit, review, comment or investigation by any Securities Authority, the TSXV or the BVL.

10.                               Financial Statements.

(a)                                 The Company’s audited consolidated financial statements as at and for the fiscal years ended April 30, 2018 and 2017 (including, in each case, any of the notes or schedules thereto, the auditor’s report thereon and related management’s discussion and analysis) included in the Company Filings or otherwise publicly disseminated by the Company in respect of any subsequent period prior to the Effective Date: (i) were prepared in accordance with IFRS; and (ii) present fairly, in all material respects, the financial position of the Company and its Subsidiaries on a consolidated basis as at the respective dates thereof and the revenues, results of operations, changes in shareholders’ equity and cash flow of the Company and its Subsidiaries on a consolidated basis for the periods covered thereby (except as may be indicated in the notes to such financial statements).

(b)                                 The financial books, records and accounts of the Company and, except as set out in Section 10(b) of the Company Disclosure Letter, each of its Subsidiaries: (i) have been maintained in accordance with IFRS or Brazil GAAP, as the case may be; (ii) are stated in reasonable detail; (iii) accurately and fairly reflect all material transactions, acquisitions and disposition of the Company and its Subsidiaries; and (iv) accurately and fairly reflect the basis of the Company’s financial statements.

11.                               Disclosure Controls and Internal Control over Financial Reporting.

(a)                                 The Company has established and maintains a system of disclosure controls and procedures (as such term is defined in NI 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings) that are designed to provide reasonable assurance that information required to be disclosed by the Company in its annual filings or interim filings or other reports filed or submitted by it under Securities Laws is recorded, processed, summarized and reported within the time periods specified in Securities Laws. Such disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted under Securities Laws are accumulated and communicated to the Company’s management, including its chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosed.

(b)                                 The Company has established and maintains a system of internal control over financial reporting (as such term is defined in NI 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings) that is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

(c)                                  To the knowledge of the Company, there is no material weakness (as such term is defined in NI 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings) relating to the design, implementation or maintenance of its internal control over financial reporting.

12.                               No Undisclosed Liabilities. There are no liabilities or obligations of the Company or of any of its Subsidiaries of any nature, whether accrued, contingent, absolute, or otherwise, other than liabilities or obligations: (i) disclosed in the Company Filings; (ii) not required to be set forth in the Company Filings under IFRS; (iii) incurred in the Ordinary Course since May 1, 2018 and which are not material; (iv) incurred in connection with this Agreement (including the Purchaser Loan and any transaction expenses). The principal amount of all indebtedness for borrowed money of the Company and its Subsidiaries at of the date of this Agreement is set forth in Section 12 of the Company Disclosure Letter.

13.                               No Hedging. Neither the Company nor its Subsidiaries will, on the date of this Agreement, have any foreign currency or commodity hedging arrangements in effect.

14.                               Aripuanã Joint Venture. Mineração Rio Aripuanã Ltda. is the registered holder of the Company Aripuanã Joint Venture Interest. Mineração Rio Aripuanã Ltda. owns the Company Aripuanã Joint Venture Interest with good title, free and clear of any Liens. Except as specified in the Aripuanã Joint Venture Agreement, no Person has any Contract, or any right or privilege capable of becoming such, for the purchase from Mineração Rio Aripuanã Ltda. of any of its interest in the Aripuanã Joint Venture. Except as specified in the Aripuanã Joint Venture Agreement, there are no back-in rights, earn-in rights, rights of first refusal, pre-emptive rights or similar provisions, rights or privileges capable of becoming such which affect Mineração Rio Aripuanã Ltda.’s interest in the Aripuanã Joint Venture.

15.                               No Operations.  The only assets of the Company are (i) 879,997,095 quotas in the capital of Karmin Holdings (which in turn owns Mineração Rio Aripuanã Ltda which Subsidiary holds the Company Aripuanã Joint Venture Interest) and 1 quota in Mineração Rio Aripuanã Ltda, (ii) indirectly, its interest in the Karmin Holdings Properties, and, (iii) the Company Excess Assets, other than assets which are individually or in the aggregate immaterial or which are otherwise reflected in the Company’s latest financial statements. Other than Company Excess Liabilities, the Company does not have any liabilities or obligations other than activities incidental to its status as a holding company or related to the maintenance of its corporate existence.

16.                               Absence of Certain Changes or Events.  Since April 30, 2018 until the date of this Agreement, other than the transactions contemplated by this Agreement and as disclosed in the Company Filings:

(a)                                 the business of the Company and of each of its Subsidiaries has been conducted in the Ordinary Course;

(b)                                 no liability or obligation of any nature (whether absolute, accrued, contingent or otherwise) which has had or is reasonably likely to have a Material Adverse Effect;

(c)                                  there has not been any event, circumstance, development or occurrence which has had or is reasonably likely to give rise to a Material Adverse Effect;

(d)                                 there has not been any acquisition or sale by the Company or its Subsidiaries of any material property or assets;

(e)                                  there has not been any incurrence, assumption or guarantee by the Company or its Subsidiaries of any material debt for borrowed money, any creation or assumption by the Company or its Subsidiaries of any Lien or any making by the Company or its Subsidiaries of any loan, advance or capital contribution to or investment in any other Person;

(f)                                   there has not been any change in the accounting practices used by the Company and its Subsidiaries;

(g)                                  there has not been any increase in the salary, bonus, or other remuneration payable to any Company Employees;

(h)                                 there has not been any change in the remuneration or compensation paid to the directors of the Company;

(i)                                     there has not been any redemption, repurchase or other acquisition of Shares by the Company or any declaration, setting aside or payment of any dividend or other distribution (whether in cash, shares or property) with respect to the Shares;

(j)                                    there has not been any entering into, or any amendment of, any Material Contract other than in the Ordinary Course; and

(k)                                 there has not been any satisfaction or settlement of any material claims or material liabilities that were not reflected in the Company’s audited financial statements, other than the settlement of claims or liabilities incurred in the Ordinary Course.

17.                               Minute Books. The corporate minute books of the Company and its Subsidiaries contain minutes of all meetings and resolutions of its boards of directors and committees of its board of directors and shareholders, held according to applicable Laws and are complete and accurate in all material respects.

18.                               Related Party Transactions. Except as set out in Section 18 of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries is indebted to any director, officer, or employee of the Company or any of its Subsidiaries or any of their respective affiliates or associates (except for amounts due in the Ordinary Course or pursuant to any Law or Contract such as salaries, bonuses, director’s fees or the reimbursement of Ordinary Course expenses).  There are no Contracts (other than employment arrangements or other terms of engagement) with, or advances, loans, guarantees, liabilities or other obligations to, on behalf or for the benefit of, any officer or director of the Company or any of its Subsidiaries, or any of their respective affiliates or associates.

19.                               Collateral Benefits.  No related party of the Company (within the meaning of MI 61-101 — Insider Bids, Issuer Bids, Going Private Transactions and Related Party Transactions) together with its associated entities, beneficially owns or exercises control or direction over 1% or more of the outstanding Shares, except for related parties who will not receive a “collateral benefit” (within the meaning of such instrument) as a consequence of the transactions contemplated by this Agreement.

20.                               Compliance with Laws.

(a)                                 The Company and each of its Subsidiaries have complied in all material respects with and are not in violation of any applicable Laws. Neither the Company nor any of its Subsidiaries or their respective officers or directors have been convicted of any crime, has engaged in any conduct that could result in criminal liability or disqualification by a Governmental Entity or is under any investigation with respect to, has been charged or threatened to be charged with, or has received notice of, any violation or potential violation of any Law or disqualification by any Governmental Entity.

(b)                                 Neither the Company nor any of its Subsidiaries has received any written notices or other written correspondence from any Governmental Entity: (i) regarding any violation (or any investigation, inspection, audit, or other proceeding by any Governmental Entity involving allegations of any violation) of any Law; or (ii) of any circumstances that may have existed or currently exist which could lead to a loss, suspension, or modification of, or a refusal to issue, any Authorization.

21.                               Authorizations and Licenses.

Section 21 of the Company Disclosure Letter lists and describes: (i) all Authorizations that are required by Law in connection with the operation of the business of the Company or of any of its Subsidiaries or that are required by Law in connection with the ownership, operation or use of the assets of the Company or of any of its Subsidiaries; and (ii) all Authorizations that the Company expects to be necessary or advisable in connection with the operation of the business of the Company or any of its Subsidiaries as presently conducted, or in connection with the intended ownership, operation or use of the assets of the Company or any of its Subsidiaries. The Company or its Subsidiaries, as applicable, lawfully hold, own or use, and have complied with, all such Authorizations and all such Authorizations which may be obtained after the date hereof and prior to the Effective Date. Each such Authorization (and each such Authorization obtained after the date hereof and prior to the Effective Date) is validly subsisting and in full force and effect and is renewable by its terms in the ordinary course of business without the need for the Company to comply with any special rules or procedures, agree to any materially different terms or conditions or pay any amounts other than routine fees.  No action, investigation or proceeding is pending, or to the knowledge of the Company threatened, in respect of or regarding any such Authorization (or any such Authorization obtained after the date hereof and prior to the Effective Date) and none of the Company, its Subsidiaries or, to the knowledge of the Company, any of their respective officers or directors has received notice, whether written or oral, of revocation, non-renewal or material amendments of any such Authorization (or any such Authorization obtained after the date hereof and prior to the Effective Date), or of the intention of any Person to revoke, refuse to renew or materially amend any such Authorization (or any such Authorization obtained after the date hereof and prior to the Effective Date).  Except as set forth in Section 21 of the Company Disclosure Letter, no Authorizations of the Company or of any of its Subsidiaries will in any way be affected by, or terminate or lapse by reason of, the Arrangement or any of the other transactions contemplated by this Agreement.

22.                               Material Contracts.

(a)                                 Section 22(a) of the Company Disclosure Letter sets out a complete and accurate list of all Material Contracts.  True and complete copies of the Material Contracts have been made available in the Data Room.

(b)                                 Each Material Contract is legal, valid, binding and in full force and effect and is enforceable by the Company or one of its Subsidiaries, as applicable, in accordance with its terms and is the product of fair and arms’ length negotiations between each of the parties to such Material Contracts. The Company or its applicable Subsidiary has not waived any rights under a Material Contract.

(c)                                  The Company and each of its Subsidiaries have performed all respective obligations required to be performed by them under the Material Contracts and neither the Company nor any of its Subsidiaries is in breach or default under any Material Contract, nor does the Company have knowledge of any condition that with the passage of time or the given of notice or both would result in any such breach or default.  None of the Company or any of its Subsidiaries knows of, or has received any notice (whether written or oral) of, any breach or default under nor, to the knowledge of the Company, does there exist any condition which with the passage of time or the given of notice or both would result in any such breach or default under any Material Contract by any other party to a Material Contract.

(d)                                 Neither the Company nor any of its Subsidiaries has received notice (whether written or oral), that any party to a Material Contract, intends to cancel, terminate or otherwise modify or not renew such Material Contract, and to the knowledge of the Company, no such action has been threatened.

(e)                                  Neither the entering into of this Agreement, nor the consummation of the Arrangement or any of the other transactions contemplated by this Agreement will trigger any change of control or similar provisions in any of the Material Contracts.

23.                               Personal Property. The Company or its Subsidiaries have good title to all material personal property of any kind or nature which the Company or any of its Subsidiaries purports to own, free and clear of all Liens (other than Permitted Liens). The Company and its Subsidiaries, as lessees, have the right under valid and subsisting leases to use, possess and control all personal property leased by and material to the Company or any of its Subsidiaries as used, possessed and controlled by the Company or its Subsidiaries, as applicable. The assets and property owned, leased or licensed by the Company and its Subsidiaries are sufficient, in all material respects, for conducting the business, as currently conducted, of the Company and its Subsidiaries.

24.                               Real Property.

(a)                                 Section 24(a) of the Company Disclosure Letter sets out a complete and accurate list of all real property owned by the Company and its Subsidiaries.

(b)                                 Each property currently leased or subleased by the Company or its Subsidiaries from a third party (collectively, the “Company Leased Properties”) is listed in Section 24(b) of the Company Disclosure Letter, identifying the documents under which such leasehold interests are held (collectively, the “Company Lease Documents”).

25.                               Intellectual Property. The Company and/or one of its Subsidiaries own all right, title and interest in and to, or have validly licensed (and are not in breach of such licenses) all Intellectual Property material to the conduct of the business of the Company and its Subsidiaries (collectively, the “Intellectual Property Rights”). All such Intellectual Property Rights that are owned by or licensed to the Company and/or its Subsidiaries are sufficient, in all material respects, for conducting the business of the Company and its Subsidiaries.  All Intellectual Property Rights owned or leased by the Company and/or its Subsidiaries are valid and enforceable, and to the knowledge of the Company, the carrying on of the business of the Company and its Subsidiaries and the use by the Company and its Subsidiaries of any of the Intellectual Property Rights or Technology (as defined below) owned by or licensed to them does not breach, violate, infringe or interfere with any rights of any other Person.  To the knowledge of the Company, no third party is infringing upon the Intellectual Property Rights owned or licensed by the Company or its Subsidiaries.  All computer hardware and associated firmware and operating systems, application software, database engines and processed data, technology infrastructure and other computer systems used in connection with the conduct of the business of the Company and its Subsidiaries (collectively, the “Technology”) are sufficient, in all material respects, for conducting the business, as presently conducted, of the Company and its Subsidiaries and the Company and its Subsidiaries own or have validly licensed or leased (and are not in breach of such licenses or leases) such Technology.  Section 25 of the Company Disclosure Letter set out a complete and accurate list of all Intellectual Property Rights.

26.                               Litigation. Except as set out in Section 26 of the Company Disclosure Letter, there is no claim, action, inquiry, suit, grievance, complaint, proceeding, arbitration, charge, audit, indictment or investigation that is pending or that has been commenced or, to the knowledge of the Company, that is threatened against or relating to the Company or any of its Subsidiaries, the business of the Company or any of its Subsidiaries or affecting any of their respective properties or assets, nor to the knowledge of the Company are there any events or circumstances which could reasonably be expected to give rise to any such claim, action, inquiry, suit, grievance, complaint, proceeding, arbitration, charge, audit, indictment or investigation. There is no bankruptcy, liquidation, winding-up or other similar proceeding pending or in progress, or, to the knowledge of the Company, threatened against or relating to the Company or any of its Subsidiaries before any Governmental Entity. Neither the Company, its Subsidiaries nor any their respective assets or properties is subject to any outstanding judgment, order, writ, injunction or decree material to the Company and its Subsidiaries on a consolidated basis or which could prevent or delay the consummation of the Arrangement or any other transaction contemplated by this Agreement.

27.                               Environmental Matters.

(a)                                 except for any matters that, individually or in the aggregate, would not have or would not reasonably be expected to have a Material Adverse Effect on the Company, all facilities and operations of the Company and its Subsidiaries have been conducted, and are now, in compliance with all Environmental Laws;

(b)                                 except for any matters that, individually or in the aggregate, would not have or would not reasonably be expected to have a Material Adverse Effect on the Company, the Company and its Subsidiaries are in possession of, and in compliance with, all permits required under Environmental Laws to conduct their respective business as they are now being conducted;

(c)                                  except as set out in Section 27(c) of the Company Disclosure Letter, no environmental, reclamation or closure obligation, demand, notice, work order or other liabilities presently exist with respect to any portion of any currently or formerly owned, leased, used or otherwise controlled property, interests and rights or relating to the operations and business of the Company and its Subsidiaries and, to the knowledge of the Company, there is no basis for any such obligations, demands, notices, work orders or liabilities to arise in the future as a result of any activity in respect of such property, interests, rights, operations and business;

(d)                                 neither the Company nor any of its Subsidiaries is subject to any proceeding, application, order or directive which relates to environmental, health or safety matters, and which may require any material work, repairs, construction or expenditures;

(e)                                  to the knowledge of the Company, and except for any matters that, individually or in the aggregate, would not have or would not reasonably be expected to have a Material Adverse Effect on the Company, there are no changes in the status, terms or conditions of any permits granted in relation to Environmental Laws held by the Company or any of its Subsidiaries or any renewal, modification, revocation, reassurance, alteration, transfer or amendment of any such environmental approvals, consents, waivers, permits, orders and exemptions, or any review by, or approval of, any Governmental Entity of such environmental approvals, consents, waivers, permits, orders and exemptions that are required in connection with the execution or delivery of this Agreement, the consummation of the transactions contemplated herein or the continuation of the business of the Company or any of its Subsidiaries following the Effective Date;

(f)                                   neither the Company nor any of its Subsidiaries (i) is a party to any litigation or administrative proceeding, nor to the knowledge of the Company has any litigation or administrative proceeding been threatened against it or its property or assets, which in either case (1) asserts or alleges that it violated any Environmental Laws, (2) asserts or alleges that it is required to clean up, remove or take remedial or other response action due to the release of any Hazardous Substances, or (3) asserts or alleges that it is required to pay all or a portion of the cost of any past, present or future cleanup, removal or remedial or other response action which arises out of or is related to the release of any Hazardous Substances, (ii) has any knowledge of any conditions existing currently which could reasonably be expected to subject it to damages, penalties, injunctive relief or cleanup costs under any Environmental Laws or which require or are likely to require cleanup, removal, remedial action or other response by it pursuant to applicable Environmental Laws; and (iii) is subject to any judgment, decree, order or citation related to or arising out of applicable Environmental Law and has not been named or listed as a potentially responsible party by any Governmental Entity in a matter arising under any Environmental Laws;

(g)                                  the Company and its Subsidiaries have made available to the Purchaser all material audits, assessments, investigation reports, studies, plans, regulatory correspondence and similar information with respect to environmental matters; and

(h)                                 to the knowledge of the Company, the Company and its Subsidiaries are not subject to any past or present fact, condition or circumstance that could reasonably be expected to result in any material liability under any Environmental Laws.

28.                               Employees.

(a)                                 Section 28(a) of the Company Disclosure Letter set out a true and complete list of all Company Employees including their respective location, hire date and cumulative length of service, position, compensation (including but not limited to salary, bonus and commissions), benefits, vacation entitlement in days, current status (full time or part-time, active or non-active (and if non-active, the reason for leave)) and whether they are subject to a written employment Contract as well as a list of all former Company Employees to whom the Company or any of its Subsidiaries has or may have any outstanding obligations, indicating the nature and the value of such obligations.  All written Contracts of Company Employees have been made available in the Data Room.

(b)                                 Each independent contractor of the Company or of any of its Subsidiaries has been properly classified as an independent contractor and neither the Company nor any Subsidiary has received any notice from any Governmental Entity disputing such classification.

(c)                                  The Company and its Subsidiaries are in compliance with all terms and conditions of employment and all Law respecting employment, including pay equity, wages, hours of work, overtime, human rights and occupational health and safety, and there are no outstanding claims, complaints, investigations or orders under any such Law and, to the knowledge of the Company, there is no basis for such claim.  Neither the Company nor any of its Subsidiaries has engaged in any unfair labour practice and no unfair labour practice complaint, grievance or arbitration proceeding is pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries.

(d)                                 All amounts due or accrued due for all salary, wages, bonuses, commissions, vacation with pay, sick days and benefits under Employee Plans and other similar accruals have either been paid or, if accrued, properly accrued and accurately reflected in the books and records of the Company or of the applicable Subsidiary.

(e)                                  Except as disclosed in Section 28(e) of the Company Disclosure Letter, no Company Employee or director of the Company has any Contract in relation to any employee’s or director’s termination, length of notice, pay in lieu of notice, severance, job security or similar provisions (other than such as results by Law from the employment of an employee without an agreement as to notice or severance), nor are there any change of control payments, golden parachutes, severance payments, retention payments, Contracts or other agreements with current or former Company Employees or directors of the Company providing for cash or other compensation or benefits upon the consummation of, or relating to, the Arrangement or any other transaction contemplated by this Agreement, including a change of control of the Company or of any of its Subsidiaries.

(f)                                   There are no outstanding assessments, penalties, fines, liens, charges, surcharges, or other amounts due or owing pursuant to any workplace safety and insurance legislation and neither the Company nor any Subsidiary has been reassessed under such legislation and, to the knowledge of the Company, no audit of the Company or any Subsidiary is currently being performed pursuant to any applicable workplace safety and insurance legislation. The Company has provided to the Purchaser all orders and inspection reports under applicable occupational health and safety Laws relating to the Company and its Subsidiaries. There are no charges pending under applicable occupational health and safety Laws in respect of the Company or any of its Subsidiaries, and the Company and each of its Subsidiaries has complied in all material respects with any orders issued under applicable occupational health and safety Laws.

29.                               Collective Agreements.

(a)                                 There is no Collective Agreement in force with respect to the Company Employees nor is there any Contract with any employee association in respect of the Company Employees.

(b)                                 No trade union, council of trade unions, employee bargaining agency or affiliated bargaining agent or any other Person holds bargaining rights with respect to any Company Employee by way of certification, interim certification, voluntary recognition or successor rights, or has applied or, to the knowledge of the Company, threatened to apply to be certified as the bargaining agent of any employees of the Company.

(c)                                  There are no threatened or pending union organizing activities involving any Company Employees and no such activities have been undertaken in the last three years. There is no labour strike, dispute, work slowdown or stoppage pending or involving or, to the knowledge of the Company, threatened against the Company and no such event has occurred within the last five years.

(d)                                 No trade union has applied to have the Company or any of its Subsidiaries declared a common, related or successor employer pursuant to the Labour Relations Act (Ontario) or any similar legislation in any jurisdiction in which the Company or any of its Subsidiaries carries on business.

30.                               Employee Plans.

(a)                                 Section 30(a) of the Company Disclosure Letter lists all material Employee Plans. The Company has disclosed in the Data Room true, correct and complete copies of all such material Employee Plans, as amended, or, if not readily available, a description thereof together with all related material documentation.  No set of facts exist and no changes have occurred which would materially affect the information contained in the actuarial reports, financial statements or asset statements required to be provided to the Purchaser hereby. No commitments to improve or otherwise amend any material Employee Plan have been made.

(b)                                 The Company has, in all material respects, registered and administered each material Employee Plan, and made all contributions and paid all premiums in respect of each material Employee Plan, in accordance with Law, except as would not, individually or in the aggregate, have a Material Adverse Effect.  No fact or circumstance exists which could adversely affect the registered status of any such material Employee Plan.  There are no pending, or to the knowledge of the Company, threatened claims (other than routine claims for benefits) by, on behalf of or against any Employee Plan or any trust related thereto which could reasonably be expected to result in any material liability to the Company or any of its Subsidiaries and no material audit or other proceeding by a Governmental Entity is pending, or to the knowledge of the Company, threatened with respect to such plan.

(c)                                  No Employee Plan provides benefits or coverage in the nature of health, life or disability insurance following retirement or other termination of employment, other than coverage or benefits required to be provided by Law.

31.                               Insurance.  The Company and each of its Subsidiaries is, and has been continuously since January 1, 2017, insured by reputable third party insurers with reasonable and prudent policies appropriate for the size and nature of the business of the Company and its Subsidiaries and their respective assets, including a sufficient level of insurance necessary to comply with the terms and conditions of its Authorizations and Material Contracts.  Section 31 of the Company Disclosure Letter contains a correct and complete list of insurance policies which are maintained by the Company and its Subsidiaries setting out, in respect of each policy, the type of policy, the name of the insurer, the coverage allowance, the expiration date, the annual premium and any pending claims.  The Company has made available in the Data Room true and complete copies of all such policies, bonds or binders. The third party insurance policies of the Company and its Subsidiaries are in full force and effect in accordance with their terms, and the Company and its Subsidiaries are not in default under the terms of any such policy.  There is no claim pending under any insurance policy that has been denied, rejected, questioned or disputed by any insurer or as to which any insurer has made any reservation of rights or refused to cover all or any portion of such claims. All proceedings covered by any of the insurance policies have been properly reported to and accepted by the applicable insurer.

32.                               Taxes.

(a)                                 The Company and each of its Subsidiaries has duly and timely filed all Tax Returns required to be filed with the appropriate Governmental Entities and all such Tax Returns are correct and complete in all material respects and reflect accurately all liability for Taxes of the Company and each of its Subsidiaries for the periods covered thereby.

(b)                                 The Company and, except as set out in Section 32(b) of the Company Disclosure Letter, each of its Subsidiaries has paid all Taxes which are due and payable (including all instalments on account of Taxes) within the time required by Law, and has paid all assessments and reassessments it has received in respect of Taxes.  The Company has made full and adequate provision in the books and records of the Company and the financial statements of the Company for all Taxes of the Company and each of its Subsidiaries for the periods covered by such financial statements that have not been paid whether or not shown as being due on any Tax Returns.  Since the publication date for such financial statements, no material liability in respect of Taxes not reflected in such financial statements or otherwise provided for has been assessed, proposed to be assessed, incurred or accrued, other than in the Ordinary Course.  The Company and each of its Subsidiaries has not received any refund of Taxes to which it was not entitled.

(c)                                  The Company and, except as set out in Section 32(c) of the Company Disclosure Letter, each of its Subsidiaries has withheld and collected all amounts required by Law to be withheld or collected by it on account of Taxes and has remitted all such amounts to the appropriate Governmental Entity within the time prescribed under any Law.

(d)                                 There are no claims, actions, suits, audits, proceedings, investigations or other actions pending, or to the knowledge of the Company threatened, against the Company or its Subsidiaries in respect of Taxes and, to the knowledge of the Company, there is no reason to expect that any such claim, action, suit, audit, proceeding, investigation or other action may be asserted against the Company or any of its Subsidiaries by a Governmental Entity. Neither the Company nor any of its Subsidiaries is negotiating any final or draft assessment or reassessment in respect of Taxes with any Governmental Entity and neither the Company nor any of its Subsidiaries has received any indication from any Governmental Entity that an assessment or reassessment is proposed or may be proposed in respect of any Taxes. There are no facts of which the Company is aware which would constitute grounds for the assessment or reassessment of Taxes payable by the Company or any of its Subsidiaries.

(e)                                  There are no outstanding agreements, arrangements, waivers or objections extending the statutory period or providing for an extension of time with respect to the assessment or reassessment of Taxes or the filing of any Tax Return by, or any payment of Taxes by, the Company or any of its Subsidiaries.

(f)                                   To the knowledge of the Company, there are no Liens for Taxes upon any property or asset of the Company and its Subsidiaries (whether owned or leased), except Liens for current Taxes not yet due.

(g)                                  Neither the Company nor any of its Subsidiaries is subject to any liability for Taxes of any other Person.   Neither the Company nor any of its Subsidiaries is subject to any joint venture, partnership or other arrangement or contract that is treated as a partnership for income tax purposes in any jurisdiction.  Neither the Company nor any of its Subsidiaries are a party to any agreement, understanding, or arrangement relating to allocating or sharing any amount of Taxes.

(h)                                 There are no circumstances existing which could result in the application to the Company or its Subsidiaries of sections 78, 80, 80.01, 80.02, 80.03, 80.04 or subsection 90(6) of the Tax Act or any analogous provision of any comparable Law of any province or territory of Canada.

(i)                                     Each of the Company and its Subsidiaries has complied with all applicable transfer pricing Laws or requirements in all relevant jurisdictions, including the execution and maintenance of contemporaneous documentation substantiating the transfer pricing practices and methodology of the Company or Subsidiary, as applicable. The prices for any property or services (or for the use of any property) provided by or to any of the Company or its Subsidiaries are arm’s-length prices for purposes of all applicable transfer pricing Laws.

(j)                                    No claim has ever been made by a Governmental Entity in respect of Taxes in a jurisdiction where the Company or its Subsidiaries do not file Tax Returns that the Company or one of its Subsidiaries is or may be subject to Tax by that jurisdiction.

33.                               No Expropriation. No property or asset of the Company or its Subsidiaries has been taken or expropriated by any Governmental Entity nor has any notice or proceeding in respect thereof been given or commenced nor, to the knowledge of the Company, is there any intent or proposal to give any such notice or to commence any such proceeding.

34.                               Money Laundering. The operations of the Company and of each of its Subsidiaries are,  and have been since January 1, 2017, conducted in compliance in all material respects with applicable financial recordkeeping and reporting requirements and money laundering Laws and the rules and regulations thereunder and any related or similar Laws, rules, regulations or guidelines, issued, administered or enforced by any Governmental Entity relating to money laundering (collectively, the “Money Laundering Laws”) and no action, suit or proceeding by or before any court or Governmental Entity involving the Company or any of its Subsidiaries with respect to the Money Laundering Laws is pending or, to the knowledge of the Company, threatened.

35.                               Corrupt Practices Legislation. Neither the Company nor any of its Subsidiaries, nor to the knowledge of the Company, any of its or their respective directors, officers or employees acting on behalf of the Company or any of its Subsidiaries has taken, committed to take or been alleged to have taken any action which would cause the Company or any of its Subsidiaries to be in violation of the Corruption of Foreign Public Officials Act (Canada), the United States Foreign Corrupt Practices Act of 1977, the Brazilian Decree No. 3,678/2000, the Brazilian Decree No. 8,420/2015, the Brazilian Laws No. 12,683/2012 and No. 12,846/2013 or any Law of similar effect.

36.                               Privacy.  The Company and each of its Subsidiaries is, and since January 1, 2017 has been, conducting its business in compliance in all material respects with all Laws governing privacy and the protection of personal information, except for any such non-compliances which would not, individually or in the aggregate, have a Material Adverse Effect.

37.                               Disclosure. The Company has made available to the Purchaser all material information concerning the Company, its Subsidiaries and their respective businesses through SEDAR, information disclosed in the Data Room or the Company Disclosure Letter and all such information as made available to the Purchaser is accurate, true and correct in all material respects. The summaries prepared by the Company disclosed in the Data Room are reasonable summaries of the documents to which they relate. No forecast, budget or projection provided by or on behalf of the Company to the Purchaser contains any misrepresentation and such forecasts, budgets and projections were prepared in good faith and contain reasonable estimates of the prospects of the business of the Company and its Subsidiaries.

38.                               Opinion of Financial Advisors. The Financial Advisor has delivered an oral opinion to the Board to the effect that as of the date hereof, subject to the assumptions and limitations set out therein, the Consideration to be received under the Arrangement by the Shareholders is fair from a financial point of view to the Shareholders. The Company has been authorized by the Financial Advisor to permit inclusion of the Fairness Opinion and references thereto and summaries thereof in the Company Circular.

39.                               Brokers. Other than the Financial Advisor, no broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of the Company or any of its Subsidiaries.  A true and complete copy of the engagement letter with the Financial Advisor has been made available in the Data Room.

40.                               Board Approval.

(a)                                 The Board has unanimously: (i) determined that the Consideration to be received by the Shareholders pursuant to the Arrangement and this Agreement is fair to such holders and that the Arrangement is in the best interests of the Company; (ii) resolved, to unanimously recommend that the Shareholders vote in favour of the Arrangement Resolution; and (iii) authorized the entering into of this Agreement and the performance by the Company of its obligations under this Agreement, and no action has been taken to amend, or supersede such determinations, resolutions or authorizations.

(b)                                 Each of the directors and executive officers of the Company has advised the Company and the Company believes that they intend to vote or cause to be voted all Shares beneficially held by them in favour of the Arrangement Resolution and the Company shall make a statement to that effect in the Company Circular.

SCHEDULE D
REPRESENTATIONS AND WARRANTIES OF THE PARENT AND THE PURCHASER

1.                                      Organization and Good Standing. Each of the Parent and Purchaser is a corporation duly incorporated and validly existing under the laws of the jurisdiction of its incorporation and has all requisite power and authority to own, lease and operate its assets and properties and conduct its business as now owned and conducted.

2.                                      Corporate Authorization. Each of the Purchaser and Parent has the requisite corporate power and authority to enter into, perform its obligations under this Agreement and to complete the transactions contemplated by this Agreement. The execution, delivery and performance by each of the Purchaser and the Parent of its obligations under this Agreement and the consummation by the of the Arrangement and the other transactions contemplated hereby have been duly authorized by the all necessary corporate action on the part of the Purchaser and Parent and no other corporate proceedings on the part of the Purchaser or the Parent are necessary to authorize the execution and delivery by each of them of this Agreement or the consummation of the Arrangement and the other transactions contemplated hereby.

3.                                      Execution and Binding Obligation. This Agreement has been duly executed and delivered by each of the Purchaser and Parent, and constitutes a legal, valid and binding agreement of the Purchaser and Parent enforceable against each of them in accordance with its terms subject to any limitation under bankruptcy, insolvency or other Laws affecting the enforcement of creditors’ rights generally and the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction.

4.                                      Governmental Authorization. The execution, delivery and performance by each of the Purchaser and Parent of its obligations under this Agreement and the consummation of the Arrangement and the other transactions contemplated hereby do not require any Authorization or other action by or in respect of, or filing with, or notification to, any Governmental Entity by the Purchaser or Parent or by any of its Subsidiaries other than: (i) the Interim Order and any filings required in order to obtain, and approvals required by, the Interim Order; (ii) the Final Order, and any filings required in order to obtain the Final Order; (iii) filings with the Registrar under the ABCA; (iv) filings with the Securities Authorities; and (v) any Authorizations which, if not obtained, or any other actions by or in respect of, or filings with, or notifications to, any Governmental Entity which, if not taken or made, would not be reasonably expected to, individually or in the aggregate, prevent or materially impede the ability of the Purchaser or the Parent to consummate the Arrangement and the transactions contemplated hereby.

5.                                      Non-Contravention. The execution, delivery and performance by each of the Purchaser and Parent of its obligations under this Agreement and the consummation of the Arrangement and the other transactions contemplated hereby do not and will not:

(a)                                 contravene, conflict with, or result in any violation or breach of the Constating Documents of the Purchaser or the Parent; or

(b)                                 assuming compliance with the matters referred to in Section 4 above, contravene, conflict with or result in a violation or breach of any Law.

6.                                      Litigation.  There are no claims, actions, suits, arbitrations, inquiries, investigations or proceedings pending, or, to the knowledge of Parent and Purchaser threatened, against the Parent or the Purchaser before any Governmental Entity nor are the Parent or Purchaser subject to any outstanding judgment, order, writ, injunction or decree that, either individually or in the aggregate, is reasonably likely to prevent or materially delay consummation of the Arrangement or the transactions contemplated hereby.

7.                                      Funds Available.  The Parent has, and the Purchaser will have at the Effective Time, sufficient funds available to satisfy the aggregate Consideration payable by the Purchaser pursuant to the Arrangement in accordance with the terms of this Agreement and the Plan of Arrangement, and to satisfy all other obligations payable by the Purchaser pursuant to this Agreement and the Arrangement.

D-1

SCHEDULE E
FORM OF COMPANY VOTING AND SUPPORT AGREEMENT

VOTING AND SUPPORT AGREEMENT

THIS AGREEMENT is made as of the     day of           , 2019.

AMONG:

(the “Shareholder”)

— and —

NEXA RESOURCES S.A., a corporation existing under the laws of Grand Duchy of Luxembourg (the “Parent”)

— and —

VOTORANTIM METALS CANADA INC., a corporation incorporated under the laws of Canada (the “Purchaser”)

WHEREAS the Shareholder is the registered and/or beneficial owner of that number of issued and outstanding common shares (the “Common Shares”) in the capital of Karmin Exploration Inc. (the “Company”), a corporation existing under the laws of the Province of Alberta, set forth on Schedule “A” attached to this Agreement;

AND WHEREAS the Shareholder is the holder of that number of securities to purchase Common Shares (the “Securities”) set forth on Schedule “A” attached to this Agreement;

AND WHEREAS the Parent, the Purchaser, the Company and Spinco have entered into an arrangement agreement concurrently with the entering into of this Agreement (the “Arrangement Agreement”) and propose, subject to the terms and conditions of the Arrangement Agreement, to consummate an arrangement as set forth in the plan of arrangement attached to the Arrangement Agreement (the “Arrangement”);

AND WHEREAS the Shareholder acknowledges that the Parent and the Purchaser would not enter into the Arrangement Agreement but for the execution and delivery of this Agreement by the Shareholder;

NOW THEREFORE this Agreement witnesses that, in consideration of the premises and the covenants and agreements herein contained, the parties hereto agree as follows:

ARTICLE 1
INTERPRETATION

Section 1.1                                               Definitions

All terms used in this Agreement that are not defined herein and that are defined in the Arrangement Agreement shall have the respective meanings ascribed to them in the Arrangement Agreement.  For the purposes of this Agreement:

“Securities” means, either individually or collectively as the context requires, the Common Shares, Company Options and Company Warrants.

“Subject Shares” means that number of Common Shares set forth on Schedule “A” to this Agreement, being all of the Common Shares owned legally or beneficially, either directly or indirectly, by the Shareholder or over which the Shareholder exercises control or direction, either directly or indirectly, and shall further include any Common Shares issued upon the exercise by the Shareholder of Securities, and any Common Shares otherwise acquired by the Shareholder after the date hereof.

“Subject Securities” means the Subject Shares and that number of Securities set forth on Schedule “A” attached to this Agreement, being all of the securities owned legally or beneficially by the Shareholder or over which the Shareholder exercises control or direction, either directly or indirectly, and shall further include any Securities otherwise acquired by the Shareholder after the date hereof.

ARTICLE 2
COVENANTS

Section 2.1                                               General Covenants of the Shareholder

(a)                                 The Shareholder hereby covenants and agrees in favour of the Parent and the Purchaser that, from the date hereof until the termination of this Agreement in accordance with Article 4, except as permitted by this Agreement:

(i)                                     at any meeting of shareholders of the Company called to vote upon the Arrangement Agreement or the transactions contemplated by the Arrangement Agreement or at any adjournment or postponement thereof or in any other circumstances upon which a vote, consent or other approval (including by written consent in lieu of a meeting) with respect to the Arrangement Agreement or the transactions contemplated by the Arrangement Agreement is sought, the Shareholder shall cause its Subject Securities to be counted as present for purposes of establishing quorum and shall vote (or cause to be voted) its Subject Securities in favour of the approval of the Arrangement, any other transactions contemplated in the Arrangement Agreement and any other matter necessary for the consummation of the Arrangement.  If the Shareholder is the beneficial owner, but not the registered holder, of any of its Subject Securities, the Shareholder agrees to take all actions necessary to cause the registered holder and any nominees to vote all of its Subject Securities in accordance with this Section 2.1(a)(i);

(ii)                                  at any meeting of securityholders of the Company or at any adjournment or postponement thereof or in any other circumstances upon which a vote, consent or other approval of all or some of the holders of Subject Securities is sought (including by written consent in lieu of a meeting), the Shareholder shall cause its Subject Securities (which have a right to vote at such meeting) to be counted as present for purposes of establishing quorum and shall vote (or cause to be voted) its Subject Securities against (i) any Acquisition Proposal for the Company, (ii) any action, agreement, transaction or proposal that would result in a breach of any representation, warranty, covenant, agreement or other obligation of the Company in the Arrangement Agreement or of the Shareholder under this Agreement, and/or (iii) any matter that could reasonably be expected to delay, prevent, impede or frustrate the successful completion of the Arrangement or any of the transactions contemplated by the Arrangement Agreement.  If the Shareholder is the beneficial owner, but not the registered holder, of any of its Subject Securities, the Shareholder agrees to take all actions necessary to cause the registered holder and any nominees to vote all of its Subject Securities in accordance with this Section 2.1(a)(ii);

(iii)                               the Shareholder agrees not to, directly or indirectly:

(A)                               solicit, assist, initiate, encourage or otherwise knowingly facilitate (including by way of furnishing or providing copies of, access to, or disclosure of, any confidential information, properties, facilities, books or records of the Company or any of its Subsidiaries or entering into any form of agreement, arrangement or understanding) any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to, an Acquisition Proposal for the Company;

(B)                               enter into or otherwise engage or participate in any discussions or negotiations with any Person (other than the Purchaser and its Affiliates) regarding any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to, an Acquisition Proposal for the Company; or

(C)                               accept or enter into or publicly propose to accept or enter into any agreement, understanding or arrangement in respect of an Acquisition Proposal;

(iv)                              the Shareholder shall promptly notify the Purchaser, at first orally, and then as soon as practicable and in any event within 24 hours in writing, if the Shareholder receives or otherwise becomes aware of any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to an Acquisition Proposal for the Company, or any request for copies of, access to, or disclosure of, confidential information relating to the Company or any Subsidiary in connection with an Acquisition Proposal for the Company, including but not limited to information, access, or disclosure relating to the properties, facilities, books or records of the Company or any Subsidiary.  Such notice shall include a description of the material terms and conditions of any such Acquisition Proposal, inquiry, proposal, offer or request and the identity of all Persons making the Acquisition Proposal, inquiry, proposal, offer or request, and shall attach copies of all written documents, material or substantive correspondence or other material received in respect of, from or on behalf of any such Persons;

(v)                                 the Shareholder agrees not to directly or indirectly (i) sell, transfer, assign, tender, exchange, grant a participation interest in, gift, option, pledge, hypothecate, grant a security interest in, place in trust or otherwise convey, dispose or encumber (each, a “Transfer”), or enter into any agreement, understanding, option or other arrangement with respect to the Transfer of, any of its Subject Securities to any Person, other than pursuant to the Arrangement Agreement, (ii) grant any proxies or power of attorney, deposit any of its Subject Securities into any voting trust or enter into any voting arrangement, whether by proxy, voting agreement or otherwise, with respect to its Subject Securities, other than pursuant to this Agreement, (iii) otherwise enter into any agreement or arrangement with any person or entity or commit any act that could limit, restrict or affect the Shareholder’s legal power, authority, or right to vote any of its Subject Securities or otherwise prevent or disable the Shareholder from performing any of its obligations under this Agreement, or (iv) requisition or join in the requisition of any meeting of any of the securityholders of the Company for the purpose of considering any resolution;

(vi)                              the Shareholder shall not take any other action of any kind, directly or indirectly, which might reasonably be regarded as likely to reduce the success of, or delay or interfere with the completion of the transactions contemplated by the Arrangement Agreement;

(vii)                           the Shareholder shall cooperate with the Company and the Purchaser to successfully complete the Arrangement and the other transactions contemplated by the Arrangement Agreement and this Agreement and to oppose any of the matters listed in Section 2.1(a)(ii);

(viii)                        the Shareholder shall not exercise any rights of appraisal or rights of dissent provided under any Law or otherwise in connection with the Arrangement or the transactions contemplated by the Arrangement Agreement that the Shareholder may have;

(ix)                              no later than ten (10) Business Days prior to the date of the Company Meeting: (i) with respect to any Subject Securities that are in registered form, the Shareholder shall deliver or cause to be delivered, in accordance with the instructions set out in the Company Circular and with a copy to the Purchaser concurrently with such delivery, a duly executed proxy or proxies directing the holder of such proxy or proxies to vote in favour of the Arrangement; and (ii) with respect to any Subject Securities that are held beneficially, the Shareholder shall deliver or cause to be delivered, in accordance with the instructions set out in the Company Circular and with a copy to the Purchaser concurrently with such delivery, a duly executed voting instruction form to the intermediary through which the Shareholder holds its beneficial interest in the Shareholder’s Subject Securities, instructing that the Shareholder’s Subject Securities be voted at the Company Meeting in favour of the Arrangement. Such proxy or proxies shall name those individuals as may be designated by the Company in the Company Circular and such proxy or proxies or voting instructions shall not be revoked without the written consent of the Purchaser or upon termination of this Agreement. The Shareholder hereby agrees that neither it nor any person on its behalf will take any action to withdraw, amend or invalidate any proxy deposited by the Shareholder pursuant to this Agreement notwithstanding any statutory or other rights or otherwise which the Shareholder might have unless this Agreement is terminated in accordance with its terms;

(b)                         The Shareholder hereby covenants and agrees to exercise, in accordance with its terms, all of the Company Options and Company Warrants held by it at least five (5) Business Days prior to the Effective Date, such that it shall only be a holder of Common Shares immediately after the exercise thereof.

(c)                          The Shareholder hereby covenants and agrees in favour of the Parent and the Purchaser that, from the date hereof until: (i) the date and time that the Arrangement Agreement is terminated in accordance with its terms, or (ii) if the Arrangement Agreement is not terminated, three years following the Effective Time:

(i)                                     neither such Shareholder, any Person that controls such Shareholder, directly or indirectly, any Person that such Shareholder controls, directly or indirectly (a “Controlled Specified Shareholder”), nor any corporation in which such Shareholder or the Controlled Specified Shareholder is a “specified shareholder” for the purpose of subparagraph 88(1)(c)(vi) of the Tax Act, will own, purchase or acquire, directly or indirectly, any shares, partnership interests, loans, indebtedness, or any other forms of securities (including options to acquire the foregoing) in the Purchaser or any of its Affiliates, and will not knowingly own, purchase or acquire, directly or indirectly, any other form of interest (including any form or derivative interest) which provides direct or indirect exposure to shares or assets of the Purchaser or any of its Affiliates (collectively, “Prohibited Properties”); and

(ii)                                  the Shareholder shall take all reasonable steps possible, within the Shareholders’ control, to cause Spinco (and any Person controlled directly or indirectly by Spinco) not to acquire any Prohibited Properties.

For greater certainty and notwithstanding Article 4 hereof, the covenant in this Section 2.1(c) shall survive the termination of this Agreement.

Section 2.2                                               Covenants of the Parent and the Purchaser

Each of the Parent and the Purchaser agree to comply with its obligations under the Arrangement Agreement. Each of the Parent and the Purchaser hereby agree and confirm to the Shareholder that it shall take all steps required of it to consummate the Arrangement and cause the Consideration to be made available to exchange for the Subject Shares, in each case in accordance with and subject to the terms and conditions of the Arrangement Agreement and the Plan of Arrangement.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES

Section 3.1                                               Representations and Warranties of the Shareholder

The Shareholder hereby represents and warrants to and covenants with each of the Parent and the Purchaser as follows, and acknowledges that the Parent and the Purchaser are relying upon such representations, warranties and covenants in entering into this Agreement and the Arrangement Agreement:

(a)                                 Incorporation; Capacity; Authorization.  Where the Shareholder is a corporation or other entity, it is a corporation or other entity duly incorporated, amalgamated or organized, as applicable, and validly existing under the laws of the jurisdiction of its incorporation, organization or formation as applicable, and has all requisite power, capacity and authority and has received all requisite approvals to execute and deliver this Agreement and to perform its obligations hereunder.  Where the Shareholder is an individual, he or she has the power and capacity and has received all requisite approvals to execute and deliver this Agreement and to perform his or her obligations hereunder.

(b)                                 Enforceable.  This Agreement has been duly executed and delivered by the Shareholder, and constitutes a legal, valid and binding agreement of the Shareholder enforceable against it in accordance with its terms subject only to any limitation under bankruptcy, insolvency or other Laws affecting the enforcement of creditors’ rights generally and the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction.

(c)                                  Ownership of Subject Securities.  The Shareholder is the sole registered and/or beneficial owner of the Subject Securities. The Shareholder does not directly or indirectly control or direct, or own or have any registered or beneficial interest in, any other securities of the Company.  The Shareholder or any Person named in Schedule “A” is and will be immediately prior to the Effective Time, the registered and/or beneficial owner of the Subject Securities, with good and marketable title thereto, free and clear of any and all Liens.

(d)                                 No Breach.  Neither the execution and delivery of this Agreement by the Shareholder, the consummation by the Shareholder of the transactions contemplated hereby nor the compliance by the Shareholder with any of the provisions hereof will:

(i)                                     contravene, conflict with, or result in any violation or breach of, allow any Person to exercise any rights, require any consent or other action by any Person, or constitute a default under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which the Shareholder is entitled (including by triggering any rights of first refusal or first offer, change in control provision or other restriction or limitation) under the certificate of incorporation, articles, by-laws or any other constating documents of the Shareholder, as applicable, or any of the terms, conditions or provisions of any note, loan agreement, bond, mortgage, indenture, contract, license, agreement, lease, permit or other instrument or obligation to which the Shareholder is a party or by which the Shareholder or any of its properties or assets (including the Subject Securities) may be bound;

(ii)                                  require on the part of the Shareholder any filing with (other than pursuant to the requirements of applicable securities legislation (which filings the Shareholder will undertake)) or permit, authorization, consent or approval of, any Governmental Entity or any other Person; or

(iii)                             subject to compliance with any approval or Laws contemplated by the Arrangement Agreement, contravene, conflict with or result in a violation or breach of any Law;

in each case other than as would not be reasonably expected to have a materially adverse effect on the Shareholder’s ability to perform its obligations hereunder.

(e)                          No Proceedings. There are no claims, actions, suits, arbitrations, inquiries, investigations or proceedings pending, or, to the knowledge of the Shareholder, threatened against the Shareholder that, individually or in the aggregate, could reasonably be expected to have an adverse effect on the Shareholder’s ability to perform its obligations hereunder.  The Shareholder is not subject to any outstanding judgment, order, writ, injunction or decree that, individually or in the aggregate, could reasonably be expected to have an adverse effect on the Shareholder’s ability to perform its obligations hereunder.

(f)                           No Agreements.  No Person has any agreement or option, or any right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement or option, for the purchase, acquisition or transfer of any of the Subject Securities, or any interest therein or right thereto, except pursuant to this Agreement or the Arrangement Agreement.

(g)                                  Voting.  The Shareholder has the sole and exclusive right to enter into this Agreement and to vote the Subject Securities as contemplated herein.  None of the Subject Securities is subject to any proxy, power of attorney, attorney-in-fact, voting trust, vote pooling or other agreement with respect to the right to vote, call meetings of shareholders or give consents or approvals of any kind.

(h)                                 Consents.  Subject to compliance with any approval or Laws contemplated by the Arrangement Agreement, no consent, approval, order or authorization of, or declaration or filing with, any Governmental Authority is required to be obtained by the Shareholder in connection with the execution, delivery or performance of this Agreement.

Section 3.2                                               Representations and Warranties of the Parent and the Purchaser

Each of the Parent and the Purchaser hereby represent and warrant and covenant to the Shareholder, acknowledging that the Shareholder is relying upon such representations, warranties and covenants in entering into this Agreement:

(a)                                 Incorporation; Capacity; Authorization.  Each of the Parent and the Purchaser is a corporation or other entity duly incorporated, amalgamated or organized, as applicable, and validly existing under the laws of the jurisdiction of its incorporation, organization or formation as applicable, and has all requisite power, capacity and authority and has received all requisite approvals to execute and deliver this Agreement and to perform its obligations hereunder.

(b)                                 Enforceable.  This Agreement has been duly executed and delivered by each of the Parent and the Purchaser and constitutes a legal, valid and binding agreement of each of the Parent and the Purchaser enforceable against it in accordance with its terms subject only to any limitation under bankruptcy, insolvency or other Laws affecting the enforcement of creditors’ rights generally and the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction.

(c)                                  No Breach. The execution and delivery of this Agreement by each of the Parent and the Purchaser, the consummation by each of the Parent and the Purchaser of the transactions contemplated hereby, and the compliance by each of the Parent and the Purchaser with any of the provisions hereof, will not constitute a violation of or default under, or conflict with, any restriction of any kind or any contract, commitment, agreement, understanding or arrangement to which it is a party or by which it is bound, other than as would not be reasonably expected to have a materially adverse effect on the Parent and the Purchaser’s ability to perform its respective obligations hereunder.

ARTICLE 4
TERMINATION

Section 4.1                                               Termination

This Agreement may be terminated:

(a)                                 at any time upon the written agreement of the Parent, the Purchaser and the Shareholder;

(b)                                 by the Shareholder: (i) if any of the representations and warranties of the Parent and the Purchaser in this Agreement shall not be true and correct in all material respects; (ii) if the Parent and the Purchaser shall not have complied with the covenants to the Shareholder contained in this Agreement; provided that the Shareholder has notified the Purchaser in writing of any of the foregoing events and the same has not been cured within ten (10) Business Days of the date such notice was received by the Purchaser; or (iii) if the Purchaser, without the prior written consent of the Shareholder, varies the terms of the Arrangement Agreement in a manner that is materially adverse to the Shareholder; or

(c)                                  by the Parent or the Purchaser if: (i) any of the representations and warranties of the Shareholder in this Agreement shall not be true and correct in all material respects; or (ii) the Shareholder shall not have complied with its covenants to the Parent and the Purchaser contained in this Agreement, provided that the Parent or the Purchaser has notified the Shareholder in writing of any of the foregoing events and the same has not been cured within ten (10) Business Days of the date such notice was received by the Shareholder.

Section 4.2                                               Automatic Termination

This Agreement shall automatically terminate on the earliest to occur of any of the following:

(d)                                 the Effective Time; or

(e)                                  the date and time that the Arrangement Agreement is terminated in accordance with its terms.

Section 4.3                                               Effect of Termination

If this Agreement is terminated in accordance with this Article 4, the provisions of this Agreement will become void and no party shall have liability to any other party and the Shareholder shall be entitled to withdraw any form of proxy, voting instruction form or power of attorney which it may have given with respect of the Subject Securities; provided that neither the termination of this Agreement nor anything contained in Article 4 will relieve any party from any liability for any breach by it of this Agreement.

ARTICLE 5
GENERAL

Section 5.1                                               Fiduciary Obligations

The Purchaser agrees and acknowledges that the Shareholder is bound hereunder solely in his or her capacity as a shareholder of the Company and that the provisions of this Agreement shall not be deemed or interpreted to bind the Shareholder or any of its directors, officers or principal shareholder in his or her capacity as a director or officer of the Company or any of its Subsidiaries. For the avoidance of doubt, nothing in this Agreement shall limit or restrict any party from properly fulfilling his or her fiduciary duties as a director or officer of the Company.

Section 5.2                                               Further Assurances

Each of the Shareholder, the Parent and the Purchaser will, from time to time, execute and deliver all such further documents and instruments and do all such acts and things as the other party may reasonably require and at the requesting party’s cost to effectively carry out or better evidence or perfect the full intent and meaning of this Agreement.

Section 5.3                                               Disclosure

Each of the Shareholder, the Parent and the Purchaser hereby consents to the disclosure of the substance of this Agreement in any press release or any Company Circular relating to the Company Meeting and the filing of a copy thereof by the Company on SEDAR.

Except as set forth above or as required by applicable laws or regulations or by any Governmental Authority or in accordance with the requirements of any stock exchange, the Shareholder shall make no public announcement or statement with respect to this Agreement without the approval of the Purchaser, which shall not be unreasonably withheld or delayed.  The Shareholder agrees to consult with the Purchaser prior to issuing each public announcement or statement with respect to this Agreement, subject to the overriding obligations of Laws.

Section 5.4                                               Time of the Essence

Time is of the essence in this Agreement.

Section 5.5                                               Governing Law

(1)                                 This Agreement will be governed by and interpreted and enforced in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein.

(2)                                 Each party hereto irrevocably attorns and submits to the non-exclusive jurisdiction of the courts situated in the City of Toronto and waives objection to the venue of any proceeding in such court or that such court provides an inconvenient forum.

Section 5.6                                               Entire Agreement

This Agreement, including the schedules hereto and the provisions of the Arrangement Agreement incorporated herein by reference, or that are for the benefit of a party pursuant to the Arrangement Agreement, constitutes the entire agreement between the parties with respect to the transactions contemplated by this Agreement and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, of the parties.

Section 5.7                                               Amendments

This Agreement may not be modified, amended, altered or supplemented, except upon the execution and delivery of a written agreement executed by each of the parties hereto.

Section 5.8                                               Severability

If any provision of this Agreement is determined to be illegal, invalid or unenforceable by any court of competent jurisdiction, that provision will be severed from this Agreement and the remaining provisions shall remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

Section 5.9                                               Assignment

This Agreement becomes effective only when executed by the Shareholder, the Parent and the Purchaser. After that time, it will be binding upon and enure to the benefit of the Shareholder, the Parent and the Purchaser and their respective successors and permitted assigns. Neither this Agreement nor any of the rights or obligations under this Agreement are assignable or transferable by any party without the prior written consent of the other parties.

Section 5.10                                        Survival

If this Agreement is terminated, this Agreement shall become void and of no further force or effect without liability of any party (or any shareholder, director, officer, employee, agent, consultant or representative of such party) to any other party to this Agreement.

Section 5.11                                        Notices

Any notice, or other communication given regarding the matters contemplated by this Agreement must be in writing, sent by personal delivery, courier or electronic mail and addressed:

(a)                                 to the Parent and the Purchaser, addressed as follows:

Nexa Resources S.A.

26-28 rue Edward Steichen L-2540

Luxembourg

Attention:                                         Marcelo Del Giudice

Email:                                                            marcelo.giudice@nexaresources.com

with a copy (which shall not constitute notice) to:

Stikeman Elliott LLP

5300 Commerce Court West

199 Bay Street

Toronto, Canada M5L 1B9

Attention:                                         Ivan Grbesic

Email:                                                            igrbesic@stikeman.com

(b)                         to the Shareholder, as set forth on the signature page to this Agreement with a copy (which shall not constitute notice) to:

Gowling WLG (Canada) LLP

Suit 1600, 1st Canadian Place

100 King Street West

Toronto, ON M5X 1G5

Attention:                                         R. Ian Mitchell

Email:                                                            ian.mitchell@gowlingwlg.com

Any notice or other communication is deemed to be given and received (i) if sent by personal delivery or same day courier, on the date of delivery if it is a Business Day and the delivery was made prior to 4:00 p.m. (local time in place of receipt) and otherwise on the next Business Day, (ii) if sent by overnight courier, on the next Business Day, or (iii) if sent by email, on the Business Day following the date of email. Sending a copy of a notice or other communication to a Party’s legal counsel as contemplated above is for information purposes only and does not constitute delivery of the notice or other communication to that Party. The failure to send a copy of a notice or other communication to legal counsel does not invalidate delivery of that notice or other communication to a Party.

Section 5.12                                        Specific Performance and other Equitable Rights

The parties agree that irreparable harm would occur, for which money damages would not be an adequate remedy at law, in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to interlocutory, preliminary and permanent injunctive relief, specific performance and other equitable relief to prevent breaches or threatened breaches of this Agreement, and to enforce compliance with the terms of this Agreement without the proof of actual damages and without any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief, this being in addition to any other remedy to which the parties may be entitled at law or in equity.

Section 5.13                                        Expenses

All costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense.

Section 5.14                                        Counterparts

This Agreement may be executed in any number of counterparts (including counterparts by facsimile or electronic copy) and all such counterparts taken together shall be deemed to constitute one and the same instrument.  The parties shall be entitled to rely upon delivery of an executed facsimile or similar executed electronic copy of this Agreement, and such facsimile or similar executed electronic copy shall be legally effective to create a valid and binding agreement between the parties.

[Remainder of page intentionally left blank. Signature pages follow.]

IN WITNESS WHEREOF the parties have executed this Agreement as of the date first written above.

NEXA RESOURCES S.A.

By:
Authorized Signing Officer

VOTORANTIM METALS CANADA INC.

By:
Authorized Signing Officer

(Print Name of Shareholder)

(Signature of Shareholder or Authorized Signatory)

(Place of Residency)

(Print Name and Title)

(Witness Signature for Individual Signatory)

Address:

Telephone:

Email:

Schedule “A”

Security	Number

Common Shares

Company Options

Company Warrants